Hylsamex
Mexico's Steel

File No. 82-4252


05009712

June 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX 2004 Annual Report ("Circular Unica").	June 29, 2005
2	Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Code and Questionnaire of Corporate Governance.	June 29, 2005

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: infoanual.pdf

Longitud del sobre: 2491354 bytes.

Fecha de recepcion: Jun 30 2005 1:12:29:030PM.

Folio de recepcion: 95780.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
infoanual.pdf	0	Informe Anual

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: CODIGOMP.ens

Longitud del sobre: 7395 bytes.

Fecha de recepcion: Jun 29 2005 3:26:24:313PM.

Folio de recepcion: 95503.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
codigomp.bmv	1	Código de mejores prácticas Corporativas

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error





Indicado
bursátile

Hylsamex, S.A. de C.V.
File No. 82-4252



Código de Mejores Prácticas Corporativas para: HYLSAMEX, S.A. DE C.V.
Clave de la emisora: HYLSAMX

FUNCIONES Y ESTRUCTURA DEL CONSEJO DE ADMINISTRACIÓN

Pregunta tema sobre funciones y estructura del consejo de administración

Respuesta:
EL CONSEJO DE ADMINISTRACION ES EL ORGANO DE GOBIERNO Y CONTROL DE LAS OPERACIONES DE LA SOCIEDAD SIENDO ASIMISMO RESPONSABLE DE LA SUPERVISION DE LAS GESTIONES ADMINISTRATIVAS DE LOS DIRECTIVOS ASI COMO DE LA DETERMINACION DE LAS POLITICAS Y ESTRATEGIAS A LAS QUE SE DEBERAN SUJETAR LAS OPERACIONES DE LA SOCIEDAD. LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C. V. EL CONSEJO DE ADMINISTRACION DE HYLSAMEX S.A. DE C. V. ACTUALMENTE SE ENCUENTRA INTEGRADO POR ONCE CONSEJEROS PROPIETARIOS, SIN HABERSE DESIGNADO CONSEJEROS SUPLENTES. DE LOS CONSEJEROS, SIETE SON CONSEJEROS PATRIMONIALES RELACIONADOS, DOS SON CONSEJEROS PATRIMONIALES INDEPENDIENTES Y DOS SON CONSEJEROS INDEPENDIENTES

Sobre la Integración del Consejo de Administración	SI	NO
1) ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios? (Principio 2)	X	

Comentarios:

2) *¿Existen únicamente Consejeros Propietarios? (Principio 3)	X	

Comentarios:

3) ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido? (Principio 3)		X

Comentarios:
NO APLICA

4) ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente? (Principio 3)		X

Comentarios:
NO APLICA

5) ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (Principio 7)	X	

Comentarios:

6) ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros? (Principio 7)	X	

Comentarios:

7) ¿En el informe anual presentado por el Consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales? (Principio 8)	X	

Comentarios:

8) ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales? (Principio 8)		X

Comentarios:

Pregunta	SI	NO
9) ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe? (Principio 9)		X

Comentarios:

Sobre la Estructura del Consejo de Administración	SI	NO
10) ¿El Consejo de Administración realiza las Funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas? (Principio 10)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.

Pregunta	SI	NO
11) ¿Los órganos intermedios únicamente están conformados por consejeros propietarios? (Principio 12)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.

Pregunta	SI	NO
12) ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo? (Principio 13)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.

Pregunta	SI	NO
13) ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios? (Principio 16)		X

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.

Pregunta	SI	NO
14) ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente? (Principio 17)	X	

Comentarios:

Sobre la Operación del Consejo de Administración	SI	NO
15) ¿El Consejo de Administración se reúne al menos 4 veces al año? (Principio 18)	X	

Comentarios:

Pregunta	SI	NO
16) ¿Cuándo menos una de las reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazo de la sociedad? (Principio 18)	X	

Comentarios:

Pregunta	SI	NO
17) ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo? (Principio 19)	X	

Comentarios:
LAS CONVOCATORIAS, SE REALIZAN POR EL PRESIDENTE, POR EL SECRETARIO O SU SUPLENTE, O POR CUALESQUIERA TRES DE LOS CONSEJEROS. ACTUALMENTE TRES CONSEJEROS REPRESENTAN EL 27%

Pregunta	SI	NO
18) ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión? (Principio 20)		X

Comentarios:

Pregunta	SI	NO
19) * ¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación? (Principio 20)	X	

Comentarios:

Pregunta	SI	NO
20) * ¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad? (Principio 21)	X	

Comentarios:

Sobre los Deberes de los Consejeros	SI	NO
21) ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente? (Principio 22)	X	

Comentarios:

Pregunta	SI	NO
22) ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social? (Principio 23)	X	

Comentarios:

Pregunta	SI	NO
23) ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales? (Principio 23)	X	

Comentarios:

Pregunta	SI	NO
24) * ¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado? (Principio 24)	X	

Comentarios:

Pregunta	SI	NO
25) * ¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten? (Principio 25)	X	

Comentarios:

Pregunta	SI	NO
26) ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo? (Principio 26)		X

Comentarios:
NO APLICA

Pregunta	SI	NO
27) ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa? (Principio 27)	X	

Comentarios:

FUNCIÓN DE COMPENSACIÓN Y EVALUACIÓN

Pregunta tema sobre compensación y evaluación

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la operación del órgano que cumple con la función de evaluación y compensación	SI	NO
28) ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo? (Principio 29)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Pregunta	SI	NO
29) ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas? (Principio 30)		X

Comentarios:

FUNCIÓN DE AUDITORÍA

Pregunta tema sobre función de auditoría

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Selección de los Auditores	SI	NO
30) ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados? (Principio 32)	X	

Comentarios:

Pregunta	SI	NO
31) ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años? (Principio 33)	X	

Comentarios:

Pregunta	SI	NO
32) ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario? (Principio 34)		X

Comentarios:

Pregunta	SI	NO
33) ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad? (Principio 35)		X

Comentarios:

Sobre la Información Financiera	SI	NO
34) ¿La sociedad cuenta con un área de auditoría interna? (Principio 36)	X	

Comentarios:

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

	SI	NO
35) ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo? (Principio 37)	X	

Comentarios:

	SI	NO
36) ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales? (Principio 39)	X	

Comentarios:

Sobre los Controles Internos	SI	NO
37) ¿Existe un sistema de control interno? (Principio 41)	X	

Comentarios:

	SI	NO
38) ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno? (Principio 41)	X	

Comentarios:

	SI	NO
39) ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (Principio 42)	X	

Comentarios:

	SI	NO
40) ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles? (Principio 43)	X	

Comentarios:

Revisión del cumplimiento de disposiciones	SI	NO
41) ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo? (Principio 44)	X	

Comentarios:

	SI	NO
42) ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año? (Principio 44)	X	

Comentarios:

	SI	NO
43) ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma? (Principio 45)	X	

Comentarios:

FUNCIÓN DE FINANZAS Y PLANEACIÓN

Pregunta tema sobre finanzas y planeación

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la operación del órgano intermedio que se encarga de la función de finanzas y planeación	SI	NO
44)¿El órgano intermedio que se encarga de la función de Finanzas y planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad? (Principio47)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

	SI	NO
45) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico? (Principio 48)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

	SI	NO
46) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad? (Principio 49)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

	SI	NO
47) ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad? (Principio 50)	X	

Comentarios:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES

DE SU CONTROLADORA ALFA S.A. DE C.V.

ASAMBLEA GENERAL DE ACCIONISTAS

DERECHOS DE ACCIONISTAS

i) Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1) ¿Se omitió de la Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'? (Principio 51)	X	

Comentarios:

2) ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Orden del Día? (Principio 51)	X	

Comentarios:

3) ¿Toda la información sobre cada punto del orden del día de la Asamblea de Accionistas está disponible con 15 días de anticipación? (Principio 52)	X	

Comentarios:

4) ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del orden del día, para que puedan girar instrucciones a sus mandatarios? (Principio 53)	X	

Comentarios:

5) ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos? (Principio 54)		X

Comentarios:

ii) Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	SI	NO
6) ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes? (Principio 55)		X

Comentarios:

7) ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea? (Principio 55)		X

Comentarios:

8) ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales? (Principio 56)	X	

Comentarios:

PREGUNTA OPCIONAL

Prácticas de Gobierno Corporativo Adicionales

Respuesta:
LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Lugar y Fecha
San Nicolás de los Garza, Nuevo León a 30 de Junio de 2004

Fecha Carta
29/06/2005

Nombre del Presidente del Consejo
Ing. Dionisio Garza Medina

Nombre del Secretario del Consejo
Lic. Carlos Jimenez Barrera

CUESTIONARIO SOBRE GOBIERNO CORPORATIVO DEL EMISOR

29/06/2005

HYLSAMX

1. Consejo de Administración

EL CONSEJO DE ADMINISTRACION ES EL ORGANO DE GOBIERNO Y CONTROL DE LAS OPERACIONES DE LA SOCIEDAD SIENDO ASIMISMO RESPONSABLE DE LA SUPERVISION DE LAS GESTIONES ADMINISTRATIVAS DE LOS DIRECTIVOS ASI COMO DE LA DETERMINACION DE LAS POLITICAS Y ESTRATEGIAS A LAS QUE SE DEBERAN SUJETAR LAS OPERACIONES DE LA SOCIEDAD. LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C. V. EL CONSEJO DE ADMINISTRACION DE HYLSAMEX S.A. DE C. V. ACTUALMENTE SE ENCUENTRA INTEGRADO POR ONCE CONSEJEROS PROPIETARIOS, SIN HABERSE DESIGNADO CONSEJEROS SUPLENTES. DE LOS CONSEJEROS, SIETE SON CONSEJEROS PATRIMONIALES RELACIONADOS, DOS SON CONSEJEROS PATRIMONIALES INDEPENDIENTES Y DOS SON CONSEJEROS INDEPENDIENTES

Sobre la Integración del Consejo de Administración	SI	NO
1 ¿El Consejo de Administración está integrado por un número no menor a cinco y no mayor a quince consejeros propietarios?(principio 2)	X	
2*¿Existen únicamente Consejeros Propietarios?(principio 3)	X	
3 ¿Los consejeros suplentes únicamente pueden suplir a un consejero propietario previamente establecido?(principio 3)		X
Comentarios: NO APLICA		
4 ¿En su caso el consejero propietario sugiere al Consejo la designación de la persona que será su respectivo suplente?(principio 3)		X
Comentarios: NO APLICA		
5 ¿Los consejeros independientes y patrimoniales, en conjunto, constituyen al menos el 40% del Consejo de Administración? (principio 7)	X	
6 ¿Los consejeros independientes representan cuando menos el 20% del total de consejeros?(principio 7)	X	
7 ¿En el informe anual presentado por el consejo de Administración se mencionan cuáles consejeros tienen la calidad de independientes y cuáles de patrimoniales?(principio 8)	X	
8 ¿Se indica en el informe anual la categoría a la que pertenecen los consejeros patrimoniales?(principio 8)		X
9 ¿En el informe anual del Consejo de Administración se indican los principales cargos de cada consejero a la fecha del informe?(principio 9)		X

* En caso de responder afirmativamente a esta pregunta, se deberá responder 'NO APLICA' para las preguntas 3) y 4) siguientes en la columna de comentarios.

Sobre la Estructura del Consejo de Administración	SI	NO
10 ¿El Consejo de Administración realiza las funciones de Compensación y Evaluación, Auditoría y Planeación y Finanzas?(principio 10)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.		
11 ¿Los órganos intermedios únicamente están conformados por consejeros propietarios?(principio 12)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.		
12 ¿Cada órgano intermedio se compone de 3 miembros como mínimo y 7 como máximo?(principio 13)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.		
13 ¿Cada consejero independiente, además de cumplir con sus funciones en el Consejo, participa en al menos uno de los órganos intermedios?(principio 16)		X
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA, S.A. DE C.V.		
14 ¿El órgano intermedio que se encarga de la función de Auditoría es presidido por un consejero independiente?(principio 17)	X	
Sobre la Operación del Consejo de Administración	**SI**	**NO**
15 ¿El consejo de Administración se reúne al menos 4 veces al año?(principio 18)	X	
16 ¿Cuando menos una de la reuniones del Consejo de Administración está dedicada a la definición de la estrategia de mediano y largo plazos de la sociedad?(principio 18)	X	
17 ¿Con acuerdo de al menos el 25% de consejeros, se puede convocar a una sesión de Consejo?(principio 19)	X	
Comentarios: LAS CONVOCATORIAS, SE REALIZAN POR EL PRESIDENTE, POR EL SECRETARIO O SU SUPLENTE, O POR CUALESQUIERA TRES DE LOS CONSEJEROS. ACTUALMENTE TRES CONSEJEROS REPRESENTAN EL 27%		
18 ¿Los consejeros tienen acceso a toda la información relevante con cuando menos 5 días hábiles a la sesión?(principio 20)		X
19*¿Existe algún mecanismo que asegure que los consejeros puedan evaluar cuestiones sobre asuntos estratégicos, aún cuando no reciban la información necesaria con cuando menos 5 días hábiles de anticipación?(principio 20)	X	
20*¿Se induce al consejero nombrado por primera vez, explicándole sus responsabilidades y la situación de la sociedad?(principio 21)	X	
Sobre los Deberes de los Consejeros	**SI**	**NO**
21 ¿Los consejeros comunican al Presidente y al Secretario del Consejo cualquier conflicto de interés que implique se deban de abstener de votar y en efecto se abstienen de participar en la deliberación correspondiente?(principio 22)	X	
22 ¿Los consejeros únicamente utilizan los activos o servicios de la sociedad sólo para el cumplimiento de su objeto social?(principio 23)	X	
23 ¿En su caso, se definen políticas claras para cuando los consejeros utilicen excepcionalmente los activos de la sociedad para cuestiones personales?(principio 23)	X	

Sobre los Deberes de los Consejeros	SI	NO
24*¿Los consejeros dedican tiempo a sus funciones asistiendo cuando menos al 70% de las sesiones a las que es convocado?(principio 24)	X	
25*¿Los consejeros mantienen absoluta confidencialidad acerca de los asuntos sociales de los que tienen conocimiento a través de las sesiones a las que asisten?(principio 25)	X	
26 ¿Los consejeros propietarios y los consejeros suplentes se mantienen mutuamente informados acerca de los asuntos tratados en las sesiones del consejo?(principio 26)		X
Comentarios: NO APLICA		
27 ¿Se apoya al Consejo de Administración a través de opiniones, recomendaciones y orientaciones que se deriven del análisis del desempeño de la empresa?(principio 27)	X	

2. Función de Compensación y Evaluación

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Operación del Organo que cumple con la funcion de Evaluación y Compensación	SI	NO
28 ¿El órgano intermedio que realiza las funciones de Evaluación y Compensación revisa que las condiciones de contratación de ejecutivos de alto nivel y que los pagos probables por separación de la sociedad, se apeguen a lineamientos aprobados por el Consejo?(principio 29)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
29 ¿La estructura y las políticas utilizadas para la determinación de los paquetes de consejeros y funcionarios son reveladas?(principio 30)		X

3. Función de Auditoría

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Selección de Auditores	SI	NO
30 ¿Los ingresos del auditor externo así como de cualquier otra revisión externa, provenientes de llevar a cabo la auditoría de la sociedad, representan un porcentaje igual o menor al 20% de los ingresos totales de los despachos encargados?(principio 32)	X	
31 ¿La rotación del socio que dictamina a la sociedad es de al menos cada 6 años?(principio 33)	X	

Sobre la Selección de Auditores	SI	NO
32 ¿La persona que firma el dictamen de la auditoría a los estados financieros anuales de la sociedad es distinta de aquella que actúa como Comisario?(principio 34)		X
33 ¿Se revela información en el Informe Anual acerca del perfil profesional del Comisario de la sociedad?(principio 35)		X
Sobre la Información Financiera	**SI**	**NO**
34 ¿La sociedad cuenta con un área de auditoría interna?(principio 36)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
35 ¿El órgano intermedio que se encarga de realizar la función de Auditoría somete las políticas contables a la aprobación del Consejo?(principio 37)	X	
36 ¿El órgano intermedio que se encarga de la función de Auditoría se cerciora si la información financiera pública intermedia se elabora de acuerdo con los mismos principios, criterios y prácticas con los que se elaborarán los informes anuales?(principio 39)	X	
Sobre los Controles Internos	**SI**	**NO**
37 ¿Existe un sistema de control interno?(principio 41)	X	
38 ¿Se someten a la aprobación del Consejo los lineamientos generales del sistema de control interno?(principio 41)	X	
39 ¿El órgano intermedio que se encarga de la función de Auditoría evalúa y emite una opinión acerca de la efectividad del sistema de control interno? (principio 42)	X	
40 ¿Los auditores externos validan la efectividad del sistema de control interno y emiten un reporte respecto a dichos controles?(principio 43)	X	
Revisión del Cumplimiento Disposiciones	**SI**	**NO**
41 ¿El órgano intermedio que se encarga de la función de Auditoría verifica que existan controles que permitan determinar si la sociedad cumple con las disposiciones que le son aplicables y lo reporta periódicamente al Consejo?(principio 44)	X	
42 ¿La revisión del cumplimiento de todas las disposiciones aplicables se lleva a cabo cuando menos una vez al año?(principio 44)	X	
43 ¿Se informa periódicamente al Consejo de Administración acerca de la situación legal de la misma?(principio 45)	X	

4. Función de Finanzas y Planeación

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

Sobre la Operación del Organo intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
44 ¿El órgano intermedio que se encarga de la función de Finanzas y Planeación emite una evaluación acerca de la viabilidad de las principales inversiones y transacciones de financiamiento de la sociedad?(principio 47)	X	

Sobre la Operación del Organo intermedio que se encarga de la función de Finanzas y Planeación	SI	NO
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
45 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación evalúa periódicamente la posición estratégica de la sociedad de acuerdo a lo estipulado en el plan estratégico?(principio 48)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
46 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo vigilando la congruencia de las políticas de inversión y de financiamiento con la visión estratégica de la sociedad?(principio 49)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		
47 ¿El órgano intermedio que se encarga de las funciones de Finanzas y Planeación apoya al Consejo revisando las proyecciones financieras de la sociedad asegurando su congruencia con el plan estratégico de la sociedad?(principio 50)	X	
Comentarios: LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.		

Pregunta Opcional

LA EMISORA SE ADHIERE A LAS RECOMENDACIONES DEL CODIGO DE MEJORES PRACTICAS CORPORATIVAS A TRAVES DE SU CONTROLADORA ALFA S.A. DE C.V.

1. DERECHOS DE ACCIONISTAS

Sobre la Información y Orden del Día de la Asamblea de Accionistas	SI	NO
1 ¿Se omitió del Orden del Día de las Asambleas el punto referente a 'Asuntos Varios'?(principio 51)	X	
2 ¿Se evitó la agrupación de asuntos relacionados con diferentes temas en un solo punto del Órden del Día?(principio 51)	X	
3 ¿Toda la información sobre cada punto del Órden del Día de la Asamblea de Accionistas está disponible con 15 días de anticipación?(principio 52)	X	
4 ¿Se facilita a los accionistas con algún formulario que contenga en detalle la información y posibles alternativas de voto sobre los asuntos del Órden del Día, para que puedan girar instrucciones a sus mandatarios?(principio 53)	X	
5 ¿Dentro de la información que se entrega a los accionistas, se incluye la propuesta de integración del Consejo de Administración, acompañado de información referida al perfil profesional de los candidatos?(principio 54)		X
Sobre la Información y Comunicación entre el Consejo de Administración y los Accionistas	**SI**	**NO**
6 ¿El Consejo de Administración incluye en su informe anual a la Asamblea aspectos relevantes de los trabajos de cada órgano intermedio y los nombres de sus integrantes?(principio 55)		X
7 ¿Los informes de cada órgano intermedio presentados al Consejo están a disposición de los accionistas junto con el material para la Asamblea?(principio 55)		X
8 ¿La sociedad cuenta con políticas, mecanismos y personas responsables para informar a los inversionistas y mantener cauces de comunicación con los accionistas e inversionistas potenciales?(principio 56)	X	

CARTA SUSCRITA POR EL PRESIDENTE Y SECRETARIO DEL CONSEJO DE ADMINISTRACIÓN

San Nicolás de los Garza, Nuevo León a 30 de Junio de 2004

Comisión Nacional Bancaria y de Valores
Vicepresidencia de Supervisión Bursátil
Insurgentes Sur 1971, Torre Sur Piso 10
Col. Guadalupe Inn
01020 México D.F.

Los que suscribimos la presente hacemos constar que hemos revisado el reporte sobre el grado de adhesión al Código de Mejores Prácticas Corporativas de HYLSAMEX, S.A. DE C.V. de fecha 29/06/2005 el cual fue elaborado con base en la información proporcionada por consejeros y funcionarios de esta sociedad, estando de acuerdo con su contenido.

Atentamente,

Ing. Dionisio Garza Medina	Lic. Carlos Jimenez Barrera
Nombre del Presidente del Consejo	**Nombre del Secretario del Consejo**



Avenida Munich #101, San Nicolás de los Garza, N.L. 66452, México

Reporte Anual que se presenta de acuerdo con las disposiciones de carácter general aplicables a las Emisoras de valores y a otros participantes del mercado correspondiente al ejercicio fiscal terminado el 31 de diciembre de 2004.

Hylsamex S.A. de C.V. y Subsidiarias

El capital social común suscrito y pagado al 31 de diciembre de 2004 está compuesto por:

506,340,463	Acciones Comunes Serie "B", que cotizan en la Bolsa Mexicana de Valores, S.A. de C.V. bajo la Clave "HYLSAMXB", inscritas en la sección de Valores del Registro Nacional de Valores e Intermediarios.
101,162,048	Acciones Serie "L" de voto restringido, que cotizan en la Bolsa Mexicana de Valores, S.A. de C.V. bajo la Clave "HYLSAMXL", inscritas en la sección de Valores del Registro Nacional de Valores e Intermediarios.

Indice


Hylsa
mex

Capítulo 1
Información General

1.1. Glosario de Términos y Definiciones

A lo largo del presente documento se utilizan nombres particulares y términos técnicos. Para facilitar su entendimiento, a continuación se presenta un glosario de los más importantes.

Acero alto carbón: Acero con un contenido de más de 0.3% de carbón. Mientras más carbón se disuelva en el mineral de hierro, el acero se vuelve menos maleable y más duro.

Acero bajo carbón: El acero con un contenido de menos de 0.12% de carbono es más maleable. El exceso de carbón se remueve del acero líquido a través de un proceso de desgasificación al vacío.

Aceros microaleados: Aceros con aleaciones especiales como cromo, níquel, vanadio, molibdeno, boro, etc. Generalmente se añaden en pequeñas cantidades con el propósito de dar al acero propiedades específicas de resistencia a la tensión y/o facilitar su tratamiento técnico posterior.

Acero recubierto: Producto de acero recubierto de zinc, pintura u otro tipo de material para proteger su superficie contra la corrosión, o para propósitos decorativos.

Alambrón: Producto de acero no-plano semielaborado que se lamina a partir de billet, y se reprocesa por estirado y forjado para la producción de alambres, clavos, y otros productos similares. Las presentaciones incluyen bajo carbón, alto carbón y con microaleantes que se utiliza, entre otras aplicaciones, en los sectores de la construcción, industrial y automotriz.

Alfa: Significa ALFA, S.A. de C.V., la compañía tenedora de Hylsamex, S.A. de C.V. y Subsidiarias, que mantenía 42.51% del capital social total y 51.00% del capital social con derecho a voto al 31 de diciembre de 2004.

Amazonia: Compañía tenedora del 59.7% de las acciones de Siderúrgica del Orinoco, C.A. (Sidor), al 31 de diciembre de 2004. A la misma fecha, Hylsamex poseía el 12% de las acciones de Amazonia; sin embargo el 3 de febrero de 2005 se realizó la capitalización de la deuda convertible que tuvo origen en la reestructura de junio de 2003, reduciendo la participación de Hylsamex en Amazonia a 8.94%.

Arrabio: Hierro de primera fusión producido en alto horno que contiene grandes cantidades de carbono (más de 1.5%). Materia prima utilizada en la fabricación de acero.

Bilet o Palanquilla: Producto de acero semiterminado utilizado para rolar productos largos como la varilla, el alambrón, las barras y los productos estructurales. El billet se diferencia del planchón por sus dimensiones exteriores y por su sección, que generalmente es cuadrada; el billet mide entre dos y siete pulgadas de arista, y el planchón, de sección rectangular, entre 30-80 pulgadas de ancho y 2-10 pulgadas de espesor.

Briquetas: Piezas de mineral de hierro ya reducido y comprimido en forma de almohadillas que sirven como materia prima para la producción de acero. Debido a que las partículas no peletizadas de hierro reducido pueden sufrir combustión espontánea durante su transportación, es preferible utilizar briquetas cuando el material metálico tenga que ser transportado o inventariado.

Canacero: Cámara Nacional de la Industria del Hierro y del Acero

Capacidad Instalada: La habilidad normal para producir acero en un período de tiempo determinado. Esta medida incluye requerimientos por mantenimiento.

Colada Continua: Método de vaciado del acero directamente del horno a un molde determinado, ya sea de planchón o billet. El acero del horno eléctrico se vacía en las ollas que se colocan sobre un distribuidor, el cual, a su vez, se encuentra localizado encima de la colada continua. Mientras que el acero se vacía desde el distribuidor a un molde, se solidifica formando un listón de acero caliente. Al final de la colada continua, una máquina guillotina corta el flujo continuo formando billets o planchones.

Decapado: Proceso en que el rollo de acero se limpia de la oxidación, impurezas y aceite para utilizarse en procesos posteriores. A través de un proceso continuo, el rollo se desenrolla y se pasa por un baño de ácido clorhídrico para remover la oxidación. Después, la lámina se enjuaga y se seca.

Dumping: Práctica de comercio desleal sancionada por leyes mexicanas y la Organización Mundial del Comercio, que consiste en vender un producto en el mercado de exportación a un precio menor al de su mercado doméstico.

Horno de Arco Eléctrico: Horno para la producción de acero que utiliza chatarra o hierro de reducción directa como materia prima. El calor se suministra a través de ánodos y cátodos que forman un arco de electricidad que funde la carga metálica. Los hornos pueden ser de corriente directa (CD) o de corriente alterna (CA).

Horno Olla: Proceso intermedio en la producción de acero en el que se refinan los componentes químicos y la temperatura del acero líquido dentro de la olla en la que se descargó del horno eléctrico. Después de este proceso, el acero líquido queda listo para colarse.

Hierro de Reducción Directa (HRD): Mineral de hierro procesado que es suficientemente puro como para ser utilizado como sustituto de chatarra en los hornos eléctricos. Para remover el oxígeno del mineral, se utiliza un proceso químico de reducción de los óxidos de hierro con el gas natural como agente reductor. Hylsamex ha patentado su versión de este proceso bajo el nombre de HYL®. El producto terminado de este proceso se conoce como HRD, hierro prerreducido o fierro esponja.

Hylsamex, o la Compañía: Significa Hylsamex, S.A. de C.V., tanto la empresa como un todo (consolidada), como la compañía tenedora en lo particular.

HYTEMP: Sistema neumático desarrollado por HYL®, unidad tecnológica de Hylsamex, mediante el cual se transporta el fierro esponja caliente a la acería para ser alimentado directamente a los hornos eléctricos para fabricar acero líquido, con importantes ahorros en consumo de energía.

Lámina Rolada en Caliente: Rollo de acero laminado en un molino caliente. Se puede vender en esta forma o se puede procesar aún más en otros productos terminados.

Lámina Rolada en Frío: Lámina de acero que, después de rolarse en caliente, ha pasado por el proceso de decapado y por los molinos de reducción en frío. La lámina rolada en frío tiene un calibre considerablemente menor a la lámina caliente, por lo que se trata de un producto de mayor valor agregado.

Lingote: Producto de acero semi-terminado. El acero líquido se vacía en moldes o lingoteras en donde se solidifica. Una vez que el acero se enfría, se quita el molde y el lingote se recalienta para posteriormente pasar por los molinos calientes.

Mineral de Hierro: Mineral que contiene suficiente hierro como para utilizarse en la producción de acero. El hierro no se encuentra en forma libre, sino que está atrapado en la corteza de la Tierra en forma de óxido de hierro.

Minimill: Se define como una planta de acero que parte de chatarra y otras materias primas para producir productos básicos. Aunque el minimill y las plantas de acero integradas siguen el mismo proceso después de la sección de colada continua, difieren con respecto a su tamaño, que siendo menor es más eficiente en cuanto a sus relaciones laborales, mercados de productos y estilo de administración e inversión por tonelada de capacidad.

MMBtu: Unidad inglesa para medir el poder calorífico de una sustancia (*v. gr.* gas natural).

Molino Caliente: Molino reductor consistente en varios castillos que convierte el planchón en rollos de acero. Este molino utiliza rodillos horizontales de cada vez menor distancia entre sí para presionar el planchón para producir los rollos de acero.

Panel Aislado: Producto consistente en láminas de acero galvanizado-pintadas con una inyección de poliuretano que se utiliza en la industria de la construcción.

Pélets: Partículas de mineral de hierro condensadas en pequeñas esferas en un tambor peletizador y endurecidas por medio de calor.

Planchón: Producto semi-terminado de acero plano que se lamina en un molino caliente para la obtención de lámina rolada en caliente. Los planchones tradicionales miden entre 30-80 pulgadas de ancho (y un promedio de 20 pies de largo), mientras que el producto de las coladas continuas de planchón delgado tienen 2 pulgadas de espesor.

Productos Largos: Clasificación de productos de acero que incluye varillas, barras, alambrones y productos estructurales.

Recocido: Tratamiento térmico en el que un rollo de acero rolado en frío se hace más maleable. La hoja de acero se calienta a una temperatura designada durante un período de tiempo suficiente, y después se enfría.

Sidor: Siderúrgica del Orinoco, C.V., una compañía productora de acero plano y no plano localizada en Venezuela, y en la cual Hylsamex tiene una participación a través de la tenedora Amazonia.

Términos Reales: Cifras en pesos de un mismo poder adquisitivo.

TPA: Toneladas por año.

Tubería de Línea: Tubería utilizada para la conducción de petróleo, gas natural y otros fluidos.

Varilla: Producto de acero largo rolado a partir de billets, utilizado en la industria de la construcción. La varilla se utiliza para reforzar carreteras, puentes y edificios.

1.2. Resumen Ejecutivo

Hylsamex ("la Compañía") es una de las empresas siderúrgicas tipo minimill más grandes de México y un líder en el mercado de cada una de sus principales líneas de productos. La Compañía fabrica productos de acero plano y productos largos, incluyendo productos terminados de valor agregado, principalmente para su uso en las industrias de la construcción, de autopartes y de aparatos electrodomésticos. Las dos principales subsidiarias de la Compañía son Hylsa y Galvak, en las que la Compañía tiene participaciones accionarias del cien por ciento. Hylsa opera las principales divisiones de fabricación de productos de acero, en tanto que Galvak es un líder procesador de acero de valor agregado. En 2004 la Compañía vendió aproximadamente 3.2 millones de toneladas de productos terminados y generó ingresos y UAFIRDA por 2,305 millones de dólares y 759 millones de dólares, respectivamente.

Hylsa incluye las principales divisiones de fabricación de productos de acero de la Compañía, a través de la división Aceros Planos, la división Alambrón y Varilla y la división Aceros Tubulares, así como la división Tecnología que desarrolla y comercializa la tecnología HYL®. En 2004 Hylsa vendió aproximadamente 2.9 millones de toneladas, de las cuales el 55% correspondió a la división Aceros Planos, el 38% a la división Alambrón y Varilla y el 7% a la división Productos Tubulares. Hylsa vendió aproximadamente el 82% de sus productos en el mercado nacional y el 18% restante en el mercado de exportación, principalmente a los Estados Unidos.

Hylsa cuenta con dos modernas plantas siderúrgicas tipo mini-mill, las cuales están integradas verticalmente. Todo el mineral de hierro que consume Hylsa, se extrae de minas localizadas en México y operadas por la Compañía, el cual se procesa utilizando la tecnología HYL® para obtener HRD. La Compañía considera que su facilidad de acceso al HRD, una carga metálica de alta calidad con bajos niveles de elementos residuales, le permite producir acero de alta calidad con mucho mayor eficiencia que las acerías tipo mini-mill que dependen en mayor medida de la chatarra de acero como materia prima . Al mismo tiempo, el proceso de producción de la Compañía es lo suficientemente flexible como para permitirle utilizar mayores proporciones de chatarra de acero y otras cargas metálicas en caso de que el costo de producción interna del HRD resulte superior al costo de utilizar otros metálicos.

Galvak es un productor líder de acero recubierto de valor agregado, con una amplia red de distribución integrada por más de 30 centros de servicio y almacenes en México, Canadá, Chile, Costa Rica y los Estados Unidos. El principal mercado de consumo de Galvak es el mercado de los productos de acero recubierto, que incluye las industrias de la construcción, manufacturera, de aparatos electrodomésticos y de autopartes. En 2004 Galvak exportó el 28% de su volumen total de ventas, vendiendo productos en Norteamérica, Centroamérica, el Caribe y Sudamérica. Hylsa suministra aproximadamente el 52% de los requerimientos de acero plano de Galvak. Los procesos de acabado de valor agregado de Galvak forman parte integral de su estrategia para obtener márgenes adicionales en sus productos de acero.

Los precios del acero en México están influenciados en gran medida por las tendencias de los precios internacionales del acero, los cuales registraron importantes aumentos a lo largo de 2004 como resultado de la reactivación económica a nivel mundial y el crecimiento de la demanda en China. La mejora del mercado internacional del acero durante 2004 y una favorable demanda de acero en México, han dado como resultado que la Compañía esté operando a altos niveles de capacidad utilizada. El ingreso promedio por tonelada de Hylsamex se incrementó de 502 dólares en 2003 a 728 dólares en 2004.

Ventajas competitivas

Instalaciones modernas

Desde 1990 la Compañía ha invertido más de 1.7 mil millones de dólares en la modernización y ampliación de la capacidad de sus plantas siderúrgicas y minas. Como resultado de lo anterior, todas las divisiones de la Compañía cuentan con eficientes plantas con tecnología de punta. La Compañía ha destinado una parte sustancial de sus inversiones en modernización, a instrumentar avances tecnológicos y mejoras en sus plantas, lo cual le ha permitido incursionar en la fabricación de productos de alto grado con valor agregado. El Molino #2 de Hylsa es un moderno mini-mill de colada continua que cuenta con la tecnología de minimill más avanzada para la producción de lámina rolada en caliente. La Compañía estima que la vida promedio de sus activos para producir y dar acabado al acero es de 9 años.

Integración vertical

La Compañía es un productor de acero verticalmente integrado que cuenta con minas de hierro propias y realiza operaciones de fabricación de acero, acabados de valor agregado y distribución. La amplia gama de productos de la Compañía incluye:

- productos de acero plano incluyendo productos terminados de acero recubierto de valor agregado, principalmente para su uso en las industrias de la construcción, de autopartes y de aparatos electrodomésticos;

- productos de alambrón y varilla, incluyendo varilla corrugada, alambrón bajo carbón y alambrón alto carbón, principalmente para su uso en las industrias de la construcción y manufacturera; y

- productos tubulares, incluyendo tubería galvanizada para la conducción de fluidos, perfiles estructurales tubulares, perfiles estructurales ligeros y tubería para la conducción de cableado eléctrico.

La estructura de operación verticalmente integrada de la Compañía le permite modificar sus niveles de uso de HRD y chatarra dependiendo de las condiciones de los mercados de materias primas. Hylsamex considera que dicha estructura le permite producir acero con un costo marginal más bajo que cualquiera de sus competidores. Además, considera que su amplia gama de productos reduce su exposición a las fluctuaciones en las condiciones de los mercados de cada uno de sus productos.

Fuentes de suministro de materias primas propias

Hylsamex tiene la posibilidad de obtener materias primas a bajo costo en virtud de que es operadora de las minas de donde se extraen las mismas. El precio mundial del mineral de hierro ha aumentado sustancialmente en los últimos doce meses, afectando a las empresas que no cuentan con fuentes cautivas de materias primas. La Compañía tiene la ventaja de contar con fuentes de suministro seguras, lo cual garantiza que sus instalaciones de producción puedan operar a su máxima capacidad y aprovechar las ventajas de las condiciones de mercado para vender sus excedentes de mineral de hierro, obteniendo márgenes atractivos. "Peña Colorada", una subsidiaria en la que Hylsa tiene una participación accionaria del 50% y que es la operadora de minas de hierro más grande de México, está ubicada cerca del puerto de Manzanillo, Colima, lo cual le proporciona un fácil acceso a instalaciones portuarias y ferroviarias para distribuir sus Pélets en el mercado nacional y en los mercados internacionales.

Crecimiento de la mezcla de productos de valor agregado

En 2004 aproximadamente el 58% de los ingresos de la Compañía fueron generados por sus productos de valor agregado, incluyendo productos de acero recubierto, productos de lámina de acero ultradelgada rolada en caliente y en frío, y productos largos especializados. El crecimiento continuo de los ingresos derivados de los productos de valor agregado, que generan mayores márgenes, proporciona a la Compañía una sólida base para aprovechar las ventajas de la actual recuperación de la industria.

Sólida red de distribución

La red de distribución de la Compañía le proporciona importantes ventajas competitivas. Muchos de los clientes de la división Alambrón y Varilla están ubicados en las inmediaciones de las dos plantas de la Compañía en las regiones norte y centro del país, y la Compañía considera que su proximidad geográfica a estos clientes le proporciona una importante ventaja competitiva. Galvak cuenta con centros de distribución en México, Chile, Costa Rica y los Estados Unidos. En 2004, Galvak estableció dos nuevos centros de servicio en Estados Unidos, para llegar a un total de 5 unidades de este tipo en este país. La red de distribución de la Compañía le ha permitido concentrarse en sus servicios y distinguirse de sus competidores.

Estrategia

Los objetivos principales de la Compañía consisten en convertirse en el productor de acero de mayor margen en Norteamérica, y en consolidar su posición como el proveedor de acero preferido en México. Los elementos clave de la estrategia de la Compañía incluyen:

Concentrarse en productos de mayor margen. La Compañía considera que puede mejorar su crecimiento en ingresos incrementando su mezcla de productos de valor agregado con alto margen, los cuales tienden a ser menos susceptibles a las fluctuaciones en los precios de las materias primas y le permiten obtener mejores márgenes aun durante períodos cíclicos negativos. El porcentaje de los productos de valor agregado con alto margen vendidos por la Compañía se incrementó del 50% en 1995 a 58% en 2004. En el período 2003-2004, la Compañía invirtió 41 millones de dólares en Galvak, para ampliar la capacidad de manufactura de productos con valor agregado de Hylsamex. Este programa de inversiones fue completado en 2004, e incluyó la instalación de una segunda línea de páneles aislados, una línea de páneles arquitectónicos, un sexto molino para la producción de tubería, una segunda línea de producción de Galvatile, una cuarta línea de cortado y una tercera línea de acero prepintado. Además, en este periodo Galvak inauguró cinco nuevos centros de distribución en los Estados Unidos. La Compañía tiene planeado continuar buscando oportunidades para incrementar el porcentaje de sus ingresos generado por sus productos de valor agregado con alto margen, tales como lámina ultradelgada rolada en caliente, lámina rolada en frío, productos especializados de alambrón y varilla, y productos de acero recubierto.

Instrumentar programas permanentes de reducción de costos. En los últimos años, la Compañía ha logrado reducir sus costos a través de programas de modernización, recortes de personal y otras medidas para lograr ahorros en los costos de la mano de obra. Aún cuando sus ventas han aumentado en los últimos años, la Compañía ha reducido su número de empleados en un 27%, de 10,137 empleados en 1990 a 7,386 empleados al 31 de diciembre de 2004. La Compañía continúa consolidando y subcontratando diversas funciones administrativas no esenciales.

Concentrarse en el desarrollo de nuevas tecnologías para la producción de acero. La Compañía continúa investigando y desarrollando procesos que le permitan reemplazar sus métodos de

producción de acero de alto costo por procesos de bajo costo, y explorar fuentes alternativas de energía para la producción de HRD. En 2004, las investigaciones del proyecto HYL® MIP dirigidas a disminuir la dependencia del gas natural en la producción de acero líquido, avanzaron satisfactoriamente. Las pruebas en la planta piloto, utilizando el coque de petróleo como combustible alterno de menor costo, han sido muy favorables.

Separación de ALFA

La Compañía se constituyó el 21 de octubre de 1991 como sociedad anónima bajo la modalidad de capital variable conforme a las leyes de México. Al 31 de diciembre de 2004, la Compañía era una subsidiaria mayoritaria de ALFA, uno de los grupos industriales más grandes de México, que cuenta con importantes participaciones en las industrias petroquímica, alimenticia, de telecomunicaciones, de autopartes y siderúrgica.

Sin embargo, el 18 de mayo de 2005 ALFA anunció que aceptó una oferta de compra por parte de Grupo Techint ("Techint") de las acciones de Hylsamex que ALFA posee, con lo que Hylsamex dejará de ser una subsidiaria de ALFA. Al mismo tiempo, Hylsamex está enterada de que Techint hará una oferta pública de compra por la totalidad de las acciones de Hylsamex en el mercado mexicano de valores, en los mismos términos y condiciones. ALFA y Techint estiman cerrar la transacción en los siguientes 90 días, contados a partir del 18 de mayo de 2005.

Las oficinas principales de la Compañía están ubicadas en Avenida Munich #101, San Nicolás de los Garza, 66452 N.L. El teléfono del departamento de Relaciones con Inversionistas es el (81) 8865-1224. La dirección de la página de Internet de la Compañía es www.hylsamex.com.

1.3. Factores de Riesgo

1.3.1 *FACTORES RELACIONADOS CON EL NEGOCIO Y LA CONDICIÓN FINANCIERA DE LA COMPAÑÍA.*

1.3.1.1 Precios de los energéticos.

El gas natural y la energía eléctrica constituyen dos de los principales componentes de los costos de la Compañía, los cuales representaron el 21% de sus costos y gastos de operación durante 2004. En los años 2000 y 2001 la Compañía cerró algunas de sus instalaciones de producción de HRD. El HRD es una forma de hierro procesado cuya producción requiere el uso de gas natural, y tradicionalmente ha representado la principal fuente de suministro de materias primas para las operaciones de producción de acero. La Compañía tomó la decisión de cerrar dichas instalaciones debido a los elevados precios de mercado del gas natural durante dichos años. La Compañía sustituyó su volumen de uso de HRD por chatarra de acero, cuyo costo era más bajo. La producción de HRD recuperó sus niveles normales en 2002, tras la baja de los precios del gas natural. La Compañía tiene un programa de coberturas de gas natural y monitorea constantemente las condiciones del mercado físico y de coberturas con objeto de mitigar las fluctuaciones en este energético. Sin embargo, y a pesar de que la Compañía contrata regularmente operaciones de cobertura para protegerse parcialmente contra las fluctuaciones en los precios del gas natural, no existe garantía de que dichas operaciones sean exitosas. No existe garantía alguna de que los precios del gas natural no aumentarán sustancialmente en el futuro, obligando a la Compañía a suspender nuevamente una parte importante de sus operaciones de producción de HRD. Actualmente el gobierno mexicano genera y suministra la mayor parte de los requerimientos de suministro de energía eléctrica y gas natural.

Petróleos Mexicanos ("Pemex") es el único proveedor de gas natural disponible en el mercado nacional. En ocasiones, Pemex, ha incrementado los precios por encima de los niveles internacionales. En los últimos años el gobierno mexicano ha seguido la política de fijar los precios de los energéticos a niveles consistentes con los precios imperantes en los mercados internacionales. Actualmente los precios del gas natural en México están vinculados a los precios del gas natural extraído en el estado de Texas de los Estados Unidos. En 2004 el precio anual promedio del gas natural se incrementó en un 13% con respecto a 2003. La Compañía no siempre ha podido repercutir a sus consumidores los aumentos en precios, y es posible que no logre hacerlo en el futuro. Los futuros aumentos de precios podrían obligar a la Compañía a modificar nuevamente sus operaciones y niveles de producción. Asimismo, los futuros aumentos en precios podrían afectar en forma adversa los resultados de operación y la situación financiera.

1.3.1.2 Disponibilidad de materias primas

La Compañía adquiere materias primas y algunos componentes y partes a través de un gran número de proveedores externos. Sin embargo, depende de ciertos proveedores clave para obtener algunas de las materias primas utilizadas en la fabricación de sus productos. La capacidad de la Compañía para continuar obteniendo dichos suministros en forma eficiente y a bajo costo depende de un gran número de factores. Dichos factores incluyen la capacidad de los proveedores para suministrar materias primas en forma continua y la capacidad de la Compañía para competir con otros usuarios en la obtención de dichos suministros. La pérdida de alguno de dichos proveedores clave podría afectar la producción de la Compañía y ocasionar un incremento en sus costos.

1.3.1.3 Fallas y descomposturas del equipo

La capacidad de la Compañía para fabricar productos de acero depende de la adecuada operación de diversos tipos de equipo, incluyendo hornos de arco eléctrico, máquinas de colada continua para Planchón delgado, hornos olla, hornos de recalentamiento y molinos de rolado. Aun cuando la Compañía proporciona mantenimiento a dicho equipo en forma continua, las fallas o descomposturas de dichos equipos podrían afectar la capacidad de la Compañía para fabricar sus productos, lo cual tendría un efecto negativo sobre sus resultados de operación y su situación financiera. La Compañía cuenta con pólizas de seguro contra todo riesgo, incluyendo pérdidas por catástrofes e interrupciones en la producción, las cuales proporcionan una cobertura limitada. Dicha cobertura podría ser insuficiente para cubrir las pérdidas de gran cuantía o las interrupciones permanentes en la producción.

1.3.1.4 Requerimientos de flujo de efectivo

Es posible que las operaciones futuras de la Compañía no logren generar flujos de efectivo suficientes para cubrir el servicio de su deuda, realizar las inversiones necesarias en activos o cubrir otros requerimientos de efectivo. En el supuesto de que las operaciones de la Compañía no logren generar flujos de efectivo suficientes para cumplir oportunamente con el servicio de su deuda, podría tomar la decisión de refinanciar la totalidad o una parte de su deuda, vender activos u contratar financiamientos adicionales, todo ello sujeto a las restricciones previstas en sus instrumentos de deuda y a la obtención del consentimiento de sus acreedores. La Compañía podría verse en la imposibilidad de concretar cualquiera de dichos refinanciamientos, ventas de activos o financiamientos adicionales en términos razonablemente favorables para la misma. La incapacidad para concretar dichos refinanciamientos, ventas de activos o financiamientos adicionales podría afectar en forma adversa su liquidez. Además, en el supuesto de que los financiamientos futuros restrinjan la capacidad para hacer frente a las presiones competitivas y la coloquen en una posición más vulnerable en períodos con

condiciones económicas desfavorables, su situación financiera y sus resultados de operación podrían verse afectados en forma adversa.

1.3.1.5 Niveles de endeudamiento

Al 31 de diciembre de 2004 la Compañía contaba con saldos de efectivo por aproximadamente 125 millones de dólares y su deuda consolidada, incluyendo la deuda a corto plazo, ascendía a aproximadamente 671 millones de dólares. La Compañía ha satisfecho cabalmente las obligaciones contractuales en sus contratos de crédito y además cuenta con razones financieras sólidas al 31 de diciembre de 2004. Sin embargo, no existe seguridad de que en el futuro el nivel de resultados de la Compañía o eventos macroeconómicos generen un incumplimieno de las obligaciones relacionadas a dichos contratos de crédito.

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1.3.1.6 Obligaciones de hacer y no hacer establecidas por los instrumentos de deuda

Los instrumentos de deuda de la Compañía contienen compromisos que limitan la capacidad de su administración con respecto a ciertas cuestiones de negocios, financieras y operativas. Dichos compromisos, en su conjunto, establecen importantes restricciones o prohibiciones con respecto a la capacidad de la Compañía para, entre otras cosas:

- contratar deuda adicional hasta un límite establecido o pagar en forma anticipada el importe principal o los intereses de la deuda subordinada;
- constituir gravámenes sobre sus bienes;
- *realizar ciertas operaciones con empresas filiales;*
- vender o en cualquier otra forma enajenar activos salvo en el curso ordinario de sus negocios; y
- fusionarse con otras sociedades.

La capacidad de la Compañía para cumplir con estas y otras disposiciones podría verse afectada por los cambios en la situación económica o de la industria, o por otros sucesos que se encuentran fuera de su control. El incumplimiento de las obligaciones impuestas por dichos compromisos podría dar como resultado la verificación de una causal de incumplimiento, lo que a su vez podría dar lugar al vencimiento anticipado de la deuda correspondiente y de la deuda representada por otros instrumentos que contengan cláusulas de incumplimiento o vencimiento anticipado correlacionado. En caso de dicho vencimiento anticipado la Compañía podría quedar en estado de insolvencia y declararse en quiebra.

1.3.1.7 Dependencia del personal clave y relaciones laborales

La Compañía depende del nivel de desempeño de su personal ejecutivo y sus empleados clave. El personal ejecutivo cuenta con amplia experiencia en la industria siderúrgica, y la pérdida de cualquiera de los miembros de dicho personal ejecutivo podría afectar en forma adversa su capacidad para instrumentar su estrategia de negocios. La Compañía no cuenta con pólizas de seguro de vida de "ejecutivo clave" para sus empleados.

El éxito futuro depende de la capacidad para continuar identificando, contratando, entrenando, motivando y conservado personal capacitado. La competencia para obtener personal calificado es

intensa y las actividades de la Compañía podrían verse afectadas en forma negativa si la misma no logra atraer o conservar el personal necesario. Además, aproximadamente el 63% de los empleados están afiliados a diversos sindicatos de trabajadores. Los tabuladores de salarios establecidos en los contratos colectivos de trabajo celebrados con dichos sindicatos se revisan anualmente, y los demás términos y condiciones se revisan cada dos años. La Compañía podría verse imposibilitada de negociar dichos contratos en términos favorables, lo cual podría dar lugar a huelgas, paros u otros conflictos. Estos posibles conflictos laborales podrían tener un efecto adverso significativo sobre la situación financiera y los resultados de operación de la Compañía.

1.3.1.8 Asociaciones estratégicas, Contratos de Licencias.

En algunas de sus subsidiarias, Hylsamex cuenta con asociaciones estratégicas con compañías mexicanas o extranjeras. Algunos de estos socios licencian tecnología o marcas comerciales a favor de Hylsamex, para su uso en la producción o comercialización de ciertos productos, que de otra forma no estaría disponible. Sin embargo, no existe seguridad de que en el futuro, algunos de estos socios no preferirán, por cualquier razón, conducir actividades comerciales en forma directa, terminando su asociación con Hylsamex. Por lo tanto, tampoco existe garantía de que la Compañía tendrá éxito en mantener o renovar los convenios de asociación o licencia en la forma actual o en otra igualmente conveniente.

1.3.1.9 Relación con Amazonia y Sidor

En relación con la participación de la Compañía como accionista de Amazonia, Hylsamex continúa con una exposición relevante en Venezuela a riesgos tales como la inestabilidad política y social, cambios económicos o situaciones de carácter diplomático que pudiesen afectar las operaciones de Sidor y que además pudiesen resultar en acciones por parte del gobierno venezolano como el congelamiento de cuentas bancarias, la imposición de controles a loa capitales, la imposición de controles de precios y salarios o la aplicación de restricciones a remitir flujos al exterior de inversiones realizadas en Venezuela. Hylsamex no puede asegurar que eventos en Venezuela, o desenvolvimientos en la economía venezolana, o que acciones por parte del gobierno venezolano, sobre los que la compañía no tiene control, no afectarán en el futuro de las operaciones de Sidor y Amazonia y, por tanto, los resultados de la participación de Hylsamex en estas empresas o el valor de la inversión de Hylsamex en las mismas.

1.3.1.10 Pasivos contingentes

El 23 de junio de 2003, Hylsamex anunció que Sidor y Amazonia llegaron a un acuerdo definitivo para reestructurar su deuda respectiva. Dentro del acuerdo se estableció la eliminación de las garantías a favor de los acreedores otorgadas por los accionistas de Amazonia, incluyendo a Hylsamex. Por lo tanto, Hylsamex no tiene pasivos contingentes que reportar.

1.3.1.11 Estructura de sociedad controladora

La Compañía es una sociedad controladora que no realiza directamente operaciones ni cuenta con activos de importancia salvo por las acciones representativas del capital social de sus empresas subsidiarias en las que tiene una participación mayoritaria. Asimismo, depende de que sus subsidiarias le canalicen recursos para cubrir prácticamente todas sus necesidades de flujo de efectivo interno. En consecuencia, el flujo de efectivo de la Compañía se verá afectado en forma adversa de no recibir dividendos u otros ingresos de parte de sus subsidiarias.

1.3.1.12 Reformas a las leyes en materia ambiental

La Compañía está sujeta a diversas disposiciones aplicables federales y locales en materia de protección al medio ambiente. De conformidad con dichos ordenamientos, el gobierno mexicano ha implementado un programa de protección al ambiente mediante la promulgación de disposiciones en materia de contaminación del agua, suelo y aire, y por ruido y sustancias peligrosas. La operación de las instalaciones de la Compañía está sujeta a la obtención y mantenimiento de diversas licencias, permisos y autorizaciones. La Compañía no puede garantizar que logrará obtener y cumplir con todas las licencias, permisos y autorizaciones. En el supuesto de que la Compañía no logre cumplir con todas las disposiciones legales que le son aplicables, sus actividades, sus resultados de operación y su situación financiera podrían verse afectados en forma adversa. La Compañía considera que cumple de forma sustancial con las disposiciones vigentes en materia ambiental. La aplicación más estricta o la reforma de los tratados, las disposiciones aplicables y los reglamentos vigentes, el inicio de investigaciones o acciones adicionales por parte de las autoridades federales y locales con respecto a las condiciones actuales, la promulgación de leyes o reglamentos adicionales en materia ambiental, la celebración de tratados en materia ambiental y la consiguiente necesidad de efectuar inversiones en la adquisición o modificación del equipo de control de la contaminación, podrían dar lugar a un aumento sustancial en las necesidades de inversión en activos de la Compañía. En dichas circunstancias, las necesidades de inversión en activos de la Compañía podrían ser superiores a las actualmente previstas en sus programas de inversión en activos y podrían afectar sustancialmente su situación financiera.

1.3.1.13 Concesiones Mineras

Algunas de las subsidiarias de la Compañía son titulares de concesiones mineras, por virtud de las cuales se encuentran obligadas, entre otras cosas, a explorar o explotar la concesión respectiva, a efectuar los pagos de derechos aplicables, a cumplir con todos los estándares aplicables en materia ambiental y de seguridad, a presentar información a la Secretaría de Economía y a permitir que esta última lleve a cabo visitas de inspección. Las concesiones mineras están sujetas a revocación en caso de incumplimiento de las obligaciones del concesionario o por causas de utilidad pública. En el supuesto que dichas concesiones fueran revocadas, la Compañía podría obtener de otras fuentes los insumos correspondientes.

1.3.2 *FACTORES RELACIONADOS CON LA INDUSTRIA SIDERÚRGICA.*

1.3.2.1 Situación de la industria siderúrgica a nivel mundial

Históricamente, los precios de algunos productos de la Compañía han mostrado un comportamiento cíclico y por lo general se ven influenciados por la situación de la economía, la capacidad de la industria y la demanda a nivel mundial. El reciente crecimiento económico de algunos países, especialmente en Asia, y la reactivación de la economía de los Estados Unidos, han estimulado la demanda de productos de acero a nivel mundial, lo que aunado al aumento en los precios de ciertas materias primas ha dado como resultado un importante incremento en los precios del acero a nivel mundial. Aun cuando los precios actuales del acero a nivel mundial son superiores a los registrados en los últimos diez años, no existe garantía alguna de que dichos precios se mantendrán en los niveles actuales. En el pasado, las disminuciones en los precios del acero a nivel mundial han conducido a la disminución de los precios de los productos de la Compañía y, en consecuencia, a importantes caídas en su rentabilidad. En caso de futuras disminuciones en los precios del acero a nivel mundial afectarían en forma adversa la rentabilidad de la Compañía.

Además, la industria siderúrgica a nivel mundial se ve afectada por cambios en la situación económica que se encuentran fuera del control de la Compañía, incluyendo las fluctuaciones en las tasas de interés y las caídas en los mercados de consumo internacionales, nacional, regional y local. Los aumentos en las tasas de interés también podrían ocasionar una disminución en los ingresos de la Compañía como resultado de una disminución en la actividad económica de sus clientes, así como por un aumento en los gastos financieros de la Compañía.

1.3.2.2 Competencia

La industria siderúrgica a nivel mundial se caracteriza por una fuerte competencia. La Compañía se enfrenta a una fuerte competencia de parte de otros productores nacionales y extranjeros, algunos de los cuales cuentan con mayores recursos. Varios competidores en México han desarrollado programas de modernización y ampliación, incluyendo la construcción de instalaciones de producción y capacidad de producción de ciertos productos que competirán con los de la Compañía. En la medida en que dichos productores de acero sean más eficientes, la Compañía podría enfrentarse a una competencia mucho más fuerte de parte de las empresas siderúrgicas del país. Como resultado del exceso de capacidad a nivel mundial, especialmente durante períodos de desaceleración económica, en el pasado la Compañía se ha enfrentado a una fuerte competencia de parte de los exportadores de acero y prevé que en el futuro continuará enfrentando dicha competencia.

1.3.2.3 Importaciones de acero

Durante los años 2000 y 2001, el exceso de capacidad de la industria siderúrgica a nivel mundial condujo a un aumento en las importaciones en los países desarrollados y a una presión a la baja en los precios del acero a nivel mundial. A fin de contrarrestar los efectos del aumento en las importaciones sobre las industrias siderúrgicas locales, muchos países, incluyendo México y los Estados Unidos, impusieron altos aranceles a los productos de acero importados. En respuesta a lo anterior, muchos países cuyas importaciones se vieron afectadas por dichos aranceles amenazaron con imponer aranceles a las importaciones provenientes de los Estados Unidos y otros países. Como resultado de dichas amenazas los Estados Unidos y, en menor medida, México, eliminaron recientemente dichos aranceles. El efecto de la eliminación anticipada de dichos aranceles sobre los precios nacionales del acero aún no se ha sentido debido principalmente a que la demanda del Lejano Oriente ha ayudado a estabilizar la oferta y la demanda a nivel mundial, y a que la disminución en el valor del dólar ha dado lugar a que las importaciones resulten menos atractivas. En el supuesto de que resurjan las importaciones de acero, la consiguiente presión a la baja en los precios nacionales del acero afectaría en forma adversa las ventas, los márgenes y la rentabilidad de la Compañía.

1.3.3 *FACTORES RELACIONADOS CON EL PAÍS*

1.3.3.1 Situación económica de México

En 2001 la economía nacional presentó un crecimiento negativo y el PIB del país disminuyó un 1.6%. En el periodo 2002-2003 México experimentó un largo período de lento crecimiento durante el cual el PIB creció un 0.7% y un 1.3% en 2002 y 2003, respectivamente. Las futuras recesiones de la economía podrían tener un efecto adverso significativo sobre las actividades, los resultados de operación o la situación financiera de la Compañía, incluyendo, entre otros, una contracción en la demanda de sus productos y una disminución en sus precios de venta. Además, los cambios en la economía nacional están relacionados con los de la economía de los Estados Unidos, por lo que cualquier contracción en la economía de dicho país podría afectar la economía nacional y las

operaciones de la Compañía. La Compañía no puede garantizar que las medidas adoptadas por el gobierno o los acontecimientos futuros en la economía nacional sobre los cuales no tiene control no afectarán en forma adversa sus resultados de operación o su situación financiera.

1.3.3.2 Medidas gubernamentales

La Compañía es una corporación mexicana, cuyas plantas de manufactura y principales activos se encuentran localizados dentro del país. El Gobierno Federal Mexicano ("Gobierno Mexicano") ha ejercido y continúa ejerciendo influencia significativa sobre varios aspectos de la economía mexicana. Debido a esto, las acciones del Gobierno Mexicano concernientes a la economía o a la regulación de ciertas industrias pueden tener un efecto significativo sobre entidades del sector privado incluyendo a Hylsamex, y sobre condiciones de mercado, precios y rendimientos sobre las acciones de compañías públicas mexicanas, incluyendo las de la Compañía.

En respuesta a la reciente estabilidad económica, el gobierno mexicano ha reducido su control sobre la economía. Sin embargo, en caso de que las condiciones económicas llegan a deteriorarse en el futuro, es posible que el gobierno decida ejercitar un mayor control sobre aspectos tales como los precios, el tipo de cambio y la inflación. Por tanto, las medidas del gobierno en materia económica podrían tener un efecto significativo sobre la Compañía y otras empresas del sector privado, y sobre las condiciones de mercado de los valores de emisoras mexicanas, incluyendo los valores de la Compañía.

La Compañía no brinda garantía de que las acciones del Gobierno Federal o de desarrollo futuro en la economía mexicana, sobre las cuales la compañía no tiene control, no afecten adversamente sus operaciones, condiciones financieras o la obligación de pago de garantías.

1.3.3.3 Acontecimientos políticos

Las elecciones nacionales celebradas en julio de 2000 pusieron fin a 71 años de gobierno a manos del Partido Revolucionario Institucional con la elección de Vicente Fox como Presidente, y dieron como resultado un incremento en la representación de los partidos de oposición en el Congreso de la Unión y en diversas gubernaturas y presidencias municipales. Actualmente ningún partido tiene representación mayoritaria en la Cámara de Diputados o la Cámara de Senadores. La ausencia de un partido con representación mayoritaria en el Poder Legislativo, aunada a la falta de alineación entre dicho Poder y el Poder Ejecutivo, ha obstaculizado la oportuna implementación de reformas legislativas y económicas y la conclusión de programas económicos. Las demoras futuras podrían tener un efecto adverso significativo sobre la economía nacional y las operaciones de la Compañía.

1.3.3.4 Fluctuaciones y restricciones cambiarias

La Compañía se ve afectada por las fluctuaciones en el tipo de cambio del peso frente al dólar. En 2002 el peso se depreció un 12.8% frente al dólar, en tanto que en 2003 y 2004 se depreció en un 9.0% y un 0.3%, respectivamente. Cualquier devaluación del peso podría ocasionar a la Compañía una pérdida cambiaria en virtud de que una parte sustancial de su deuda está denominada en dólares. Cualquier apreciación del peso frente al dólar en términos reales podría afectar la utilidad de operación de la Compañía en virtud de que prácticamente el 100% de sus ingresos están vinculados al dólar, en tanto que la administración de la Compañía estima que aproximadamente el 70% de sus costos están vinculados al dólar.

Cualquier devaluación o depreciación significativa del peso también podría ocasionar una desestabilización en los mercados cambiarios del país y restringir la capacidad de la Compañía para

transferir o convertir pesos a dólares y otras monedas de acuerdo a sus necesidades. Aun cuando actualmente el gobierno no impone restricción alguna a la capacidad de las personas físicas o morales mexicanas o extranjeras para convertir pesos a dólares u otras monedas, o para efectuar transferencias de fondos al extranjero, no existe seguridad alguna de que el Banco de México continuará facilitando divisas a las empresas del sector privado o de que la Compañía logrará adquirir en el mercado libre las divisas necesarias para cumplir con sus obligaciones denominadas en moneda extranjera, sin incurrir en costos adicionales significativos. Además, no existe garantía de que en el futuro el gobierno mexicano no instrumentará una política cambiaria restrictiva. La futura instrumentación de alguna política de esta naturaleza podría restringir la capacidad de la Compañía para obtener bienes de importación y cumplir con sus obligaciones denominadas en moneda extranjera.

1.3.3.5 Inflación y tasas de interés

La inflación en México ha disminuido sustancialmente desde finales de la década de los noventas, registrando índices del 5.7%, 4.0% y 5.2% en 2002, 2003 y 2004, respectivamente, lo que ha dado como resultado que las tasas de interés actualmente vigentes sean mucho más bajas que las registradas en forma histórica. Aun cuando el índice de inflación y las tasas de interés se encuentran actualmente en niveles muy bajos en relación a los observados en décadas anteriores, en forma histórica el país ha sufrido de altos índices de inflación y no existe garantía de que los niveles actuales se mantendrán en el futuro. Durante los períodos de alta inflación el país ha registrado tasas de interés mucho más altas sobre la deuda de los sectores público y privado, tanto a nivel interno como externo, lo cual ha tenido un efecto adverso sobre los ingresos de la Compañía y ha restringido sus oportunidades de refinanciar sus emisiones de instrumentos de deuda a su vencimiento. El aumento en las tasas de interés en México podría dar como resultado un aumento en los costos de financiamiento de la Compañía o impedirle obtener financiamiento en términos adecuados en la medida de sus necesidades.

1.3.4 OTROS FACTORES

1.3.4.1 Conflictos de interés

Al 31 de diciembre de 2004, Alfa es propietaria de aproximadamente el 51% de las acciones Serie “B” de la Compañía, que confieren derechos de voto plenos. Como resultado de dicha participación accionaria, es posible que en el futuro lleguen a surgir conflictos de interés respecto de, entre otras cosas, el pago de dividendos o el nombramiento de consejeros. Derivada de dicha tenencia, con excepción de ciertos asuntos restringidos en los que se requiere el voto de todas las series de acciones representativas del capital social de la Compañía, Alfa tiene la mayoría en las votaciones con respecto a todos los asuntos que deben someterse a la consideración de la Asamblea de Accionistas.

ALFA dejará de ser accionista en Hylsamex cuando se concrete la compra anunciada de Hylsamex por parte del Grupo Techint en 2005. Ver Sección 1.2 Resumen Ejecutivo bajo “Separación de ALFA”.

1.3.4.2 Acontecimientos en otros países

El precio de mercado de los valores de emisoras mexicanas está influenciado en distintas medidas por las condiciones económicas y de mercado imperantes en otros países con mercados en desarrollo.

Aun cuando la situación económica de cada país es distinta, las reacciones de los inversionistas ante los acontecimientos ocurridos en un determinado país pueden afectar los valores de emisoras de otros países, incluyendo México. La Compañía no puede garantizar que los acontecimientos ocurridos en otros países, especialmente en países con mercados en desarrollo, no afectarán en forma adversa el precio de mercado de sus valores.

1.4. Otros Valores Inscritos en el RNVI

La Compañía tiene inscritas en las Secciones de Valores y Especial del Registro Nacional de Valores la totalidad de las acciones de la Serie "B" y Serie "L". Ambos valores se encuentran registrados en el listado de valores autorizados para cotizar de la BMV. La Compañía también mantiene en Estados Unidos un programa de ADRs, que representan acciones Serie "B", bajo la Regla 144-A y en el nivel 1.

La Compañía ha entregado en forma periódica y oportuna a la CNBV y a la BMV en los últimos 3 ejercicios sociales, los reportes trimestrales y anuales que debe entregar conforme a las disposiciones aplicables, así como los reportes sobre eventos relevantes e información periódica.

1.5. Cambios Significativos a los Derechos de Valores Inscritos en el Registro

No aplica.

1.6. Destino de los Fondos

No aplica.

1.7. Documentos de Carácter Público

Este documento puede ser distribuido a solicitud de analistas e inversionistas tanto de México como del extranjero. Una copia en formato electrónico estará disponible en la página de Internet de la Compañía.

Los contactos de Hylsamex para atención a inversionistas y analistas son los siguientes:

Othón Díaz del Guante
Tel: (81) 8865-1240
Fax: (81) 8338-1885
odiaz@hylsamex.com.mx
Ave. Munich #101
San Nicolás de Los Garza
Nuevo León, México

Ismael De La Garza
Tel: (81) 8865-1224
Fax: (81) 8865-1885
idelagarza@hylsamex.com.mx
Ave. Munich #101
San Nicolás de Los Garza
Nuevo León, México

Kevin Kirkeby
Tel: (646) 284-9416
Fax: (646) 284-9494
kkirkeby@hfgcg.com
22 Cortlandt Street, 14th Floor
New York, New York
USA 10007

Página de Hylsamex en Internet:
www.hylsamex.com.mx


Hylsa
mex

Capítulo 2
La Compañía

2.1. Historia y Desarrollo

Hylsamex se conformó en 1991 al agrupar las subsidiarias Hylsa, S.A. de C.V. ("Hylsa") y Galvak, S.A. de C.V. ("Galvak"). Hylsa es una empresa productora de acero integrada, con proceso de horno eléctrico y ruta de producción de las denominadas minimill. Galvak es un productor de acero plano galvanizado y pre-pintado, tubería mecánica y paneles aislados.

La historia de Hylsamex se remonta a los años cuarentas en el caso de Hylsa, su principal subsidiaria, y a principios de los ochentas en el caso de Galvak. A continuación se presenta una breve historia del desarrollo de las dos principales subsidiarias de Hylsamex (Hylsa y Galvak) y de las cuales Hylsamex posee el 100% de su capital social común.

2.1.1. Historia y Desarrollo de Hylsa S.A. de C.V.

2.1.1.1. Fundación

Constitución
Hylsa es una sociedad anónima de capital variable constituida bajo las leyes mexicanas según consta en la escritura pública número 177 de fecha 29 de junio de 1942 pasada ante la fe del Licenciado Emeterio Martínez de la Garza, Notario Público que ejerció en la ciudad de Monterrey, Nuevo León. Dicha escritura fue inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 180, libro 3, volumen 108, Sección del Comercio, segundo auxiliar en la ciudad de Monterrey, Nuevo León, el día 29 de julio de 1942.

Con fecha 20 de octubre de 1976, mediante escritura pública número 2220, ante la fe del licenciado Edmundo Rodríguez Guzmán, Notario Público número 58 de la ciudad de Monterrey, Nuevo León, Hojalata y Lámina, S.A., cambia su denominación por la de Hylsa, S.A. Dicha escritura se encuentra debidamente inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 2174, volumen 89, libro 4, tercer auxiliar – Actos y Contratos Diversos, Sección de Comercio en la ciudad de Monterrey, Nuevo León el día 26 de noviembre de 1976.

Con fecha 31 de julio de 1985, mediante escritura pública número 14432, ante la fe del licenciado Jesús Montaño García, Notario Público número 60 de la ciudad de Monterrey, Nuevo León, Hylsa, S.A. cambio su modalidad a S.A. de C.V., dicha escritura se encuentra debidamente inscrita en el Registro Público de la Propiedad y del Comercio bajo el número 2644, volumen 156, libro 4, tercer auxiliar- Actos y Contratos Diversos, Sección de Comercio en la ciudad de Monterrey, Nuevo León, el día 9 de agosto de 1985.

Sus oficinas principales se encuentran ubicadas en Av. Munich número 101, colonia Cuauhtémoc, 66452 San Nicolás de los Garza, Nuevo León, México. El titular del área de Relaciones con Inversionistas es el Licenciado Othón Díaz Del Guante y su teléfono es el (81) 8865-1240.

Historia
En abril de 1943, un grupo de empresarios mexicanos preocupados por la escasez de acero, a consecuencia de la Segunda Guerra Mundial, decidieron establecer una pequeña planta productora de lámina que requerían para fabricar corcholatas. Así nació Hojalata y Lámina, ahora llamada Hylsa.

2.1.1.2. Período 1942-1990

De entre los eventos relevantes por los que Hylsa atravesó en este período, se pueden citar los siguientes:

(a) A fines de los años cuarenta, se presentó una escasez de placa, la cual era uno de los principales insumos del molino. Hylsa resolvió fabricarla, instalando sus primeros hornos eléctricos.

(b) A principios de los años cincuenta, con la guerra de Corea, la chatarra también comenzó a escasear. Después de varios esfuerzos de investigación, Hylsa desarrolló el primer proceso industrial de reducción directa de mineral de hierro en el mundo, lo que le permitió usar el mineral de hierro sin la inversión de un alto horno para sustituir la chatarra importada.

(c) En los años setenta se disparó el crecimiento económico de México, e Hylsa respondió ampliando constantemente su capacidad e incursionando en otros productos de acero, como varilla y alambrón.

(d) A principios de los ochenta sobrevino la crisis económica de México. De un año a otro la demanda de acero se desplomó a la mitad y la empresa cayó en serios problemas financieros. Pese a ello, Hylsa se mantuvo operando casi a capacidad total.

2.1.1.3. Período 1991-2004

En 1991, cuando el gobierno privatizó las siderúrgicas paraestatales y aunado esto a la apertura de fronteras y la desregulación que se empezó en el sector siderúrgico desde mediados de los ochentas, Hylsa inició un programa de modernización, lo cual aumentó su capacidad, colocando a la empresa entre los productores de acero más avanzados, eficientes y rentables del mundo.

Hylsa, reconociendo que opera en una industria global, consideró esencial mantenerse competitiva e invirtió importantes recursos en activos fijos y tecnología. Consecuentemente, se presentó un período intenso de inversiones totalizando US$1,483 millones en modernización y expansión de la capacidad instalada desde 1990 a 2003. El objetivo estratégico de Hylsa es ser el productor de acero con más alto margen en Norte América. Para lograr este objetivo, Hylsa siguió las siguientes estrategias:

(a) Modernizar e incrementar la capacidad de sus instalaciones;

(b) Incrementar su integración vertical a través de la participación en el procesamiento adicional del acero, fabricando productos de mayor valor agregado; y

(c) Continuar con los programas de reducción de costos.

Cumpliendo estas estrategias, la Compañía espera lograr posicionarse como el proveedor de productos de acero preferido en México así como, ser un proveedor competitivo en los mercados internacionales.

En Junio de 1993, Hylsa inició un ambicioso programa de modernización con la construcción de un minimill de colada continua de planchón delgado (Molino #2), utilizando tecnología siderúrgica de punta, siendo la segunda empresa, después de Nucor en los Estados Unidos, en instalar un molino de este tipo. Durante el primer trimestre de 1995, Hylsa terminó la Fase 1 del proyecto de modernización de Aceros Planos con un costo de US$400 millones, al añadir una capacidad de

750,000 TPA de acero rolado en caliente con estándares de calidad mundial y con inversiones adicionales en el proceso de decapado y molinos fríos que dan valor agregado al producto plano. Con la conclusión de este proyecto, la Compañía cree que Aceros Planos logró ser uno de los productores de acero de más bajo costo en Norte América, aumentando la capacidad anual de producción de lámina rolada en caliente, mejorando la calidad del producto, reduciendo sus costos e incrementando el rango de productos, el cual ahora incluye productos más anchos y de menores calibres. Esta nueva instalación ha permitido continuar satisfaciendo la demanda internacional para productos de acero de mayor calidad y juega un rol significativo en la capacidad de Aceros Planos para explotar las oportunidades en el mercado de exportación.

Durante 1995, a raíz de la crisis generada por la significativa devaluación del peso mexicano, Hylsa enfrentó una caída considerable en la demanda de acero doméstica, misma que compensó con exportaciones crecientes a diversos mercados del exterior, aprovechando la situación favorable de precios del acero que prevalecía en ese entonces y a la disponibilidad de producto con estándares mundiales como el proveniente de su recién inaugurado Molino #2, el minimill de colada continua de planchón delgado. También, en 1995 se termina la construcción del centro de servicio Acerex con una inversión de US$23 millones, una co-inversión con la empresa estadounidense Worthington Industries, con capacidad de 400,000 TPA de procesamiento de acero en hojas o en tiras.

En 1996, Hylsa inició la Fase 2 de su programa de modernización enfocada a lograr el objetivo de la Compañía de convertirse en el productor de acero en Norte América con más alto margen. La Fase 2 consistió principalmente de tres elementos: (i) la expansión ya planeada del Molino #2 y la adición de nuevas instalaciones procesadoras de acero en Aceros Planos; y (ii) la instalación de equipo más moderno y la fabricación de nuevos productos en Alambrón y Varilla.

También, en 1996 Hylsa inició la construcción de la planta de fierro esponja 4M con capacidad de 700,000 TPA adjunta al Molino #2, que requirió una inversión de US$ 75 millones. Esta planta de fierro esponja incrementó la capacidad de producción de este mineral soportando la segunda fase del Molino #2. La planta 4M introduce nuevos procesos que permiten operar sin un reformador de gas natural, por lo tanto reduciendo la inversión específica y el HYTEMP®, un sistema neumático para la transportación y descarga de fierro esponja a aproximadamente 600 grados centígrados. La nueva planta de fierro esponja inició operaciones el 18 de abril de 1998 y actualmente está operando a plena capacidad.

En mayo de 2001 se incrementó la capacidad de la planta 4M de 700,000 a 1 millón de TPA, mediante la interconexión del sistema de absorción de CO2 de la planta de Reducción Directa 3M, que también se encuentra localizada en Monterrey.

Durante 1997 y 1998, Hylsa invirtió US$135 millones y US$136 millones, respectivamente, en varios proyectos de Aceros Planos, incluyendo la segunda fase del Molino #2 y, para dar un mayor valor agregado a los productos, también invirtió en una nueva línea de decapado y en una línea de rolado en frío. El inicio de operaciones para esta segunda fase del Molino #2 fue el 30 de octubre de 1998. Esta expansión incrementó la capacidad anual del Molino #2 a 1.5 millones de toneladas anuales mediante un horno de arco eléctrico, un horno olla, una máquina de colada continua de calibres delgados y un horno túnel con un costo aproximado de US$140 millones. Esta expansión permite utilizar plenamente la capacidad instalada de la línea de rolado caliente del Molino #2 que fuera instalada en la Fase 1. El inicio de operaciones para la nueva línea de decapado con capacidad de 500 mil toneladas fue el 20 de agosto de 1998 y la línea de rolado en frío con capacidad de 210 mil toneladas inició operaciones el 21 de septiembre de 1998. Estas dos nuevas instalaciones alcanzaron 100% de su capacidad durante el primer trimestre de 1999.

Adicionalmente, durante 1997 y 1998, Hylsa invirtió US$48 millones y US$41 millones, respectivamente, para terminar varios proyectos en Alambrón y Varilla, incluyendo la instalación de un nuevo horno de fusión. El horno eléctrico nuevo, con capacidad de 120 toneladas por colada, sustituyó a los dos hornos existentes. Esta nueva instalación inició operaciones en julio de 1998. Adicionalmente, un nuevo horno olla sustituyó el horno olla existente. Estas inversiones fueron orientadas a incrementar la productividad, reducir costos, mejorar la calidad de los productos existentes y permitir el desarrollo de nuevos productos. Hylsa también invirtió en una unidad de desgasificado al vacío, una estación de esmerilado de palanquilla y un equipo de agitación electromagnética. Estas inversiones permiten a Alambrón y Varilla elaborar productos de mayor valor agregado.

Hylsa invirtió US$74 millones durante 1999. Estas inversiones se relacionaron principalmente a las últimas erogaciones del proceso de modernización llevado a cabo en los años previos. El nivel de inversiones fue sensiblemente menor que en años anteriores dada la finalización del programa de modernización; situación que Hylsa aprovechó para enfocar esfuerzos hacia la reducción de deuda y el refinanciamiento de vencimientos de pasivo en los años 2000 y 2001 con objeto de evitar cualquier turbulencia asociada con las elecciones presidenciales que entorpeciera el manejo adecuado de su deuda.

En el año 2000, la empresa tuvo un desempeño positivo durante la primera mitad, que se apoyó en un fuerte volumen doméstico y de exportación, así como en incrementos en los precios internacionales de los productos siderúrgicos. A partir de la segunda mitad del 2000, la conjunción de fenómenos como la sobrevaluación del peso mexicano, una alza desmedida en el precio de los energéticos, la disminución de los precios internacionales del acero y la desaceleración de la economía americana y sus consecuentes efectos en la economía nacional, afectaron sensiblemente los resultados operativos y financieros de Hylsa.

Proceso de Reestructuración de Deuda en 2002

Debido al deterioro a partir de la segunda mitad del año 2000, ocasionado por las mencionadas variables, fue necesario implementar un plan de refinanciamiento en Hylsa que permitiese extender los vencimientos de su deuda de corto plazo, mejorar su perfil de liquidez y dispensar, por un plazo más amplio, el incumplimiento de ciertas razones financieras incluidas en determinados acuerdos de crédito bancarios. De acuerdo al plan de refinanciamiento negociado con las distintas instituciones financieras durante la parte final de 2000, concretado en marzo del 2001, los acreedores bancarios de corto plazo de Hylsa refinanciaron US$115 millones a un solo vencimiento al 31 de enero de 2002. De esta cifra, Alfa, tenedora de Hylsamex, otorgó una garantía por una tercera parte o US$38.3 millones. Adicionalmente, Alfa estableció una línea de crédito comprometida hasta por US$40 millones para apuntalar la liquidez de Hylsa, misma que se acciona cuando las reservas de Hylsa lleguen a un mínimo de US$10 millones. De manera simultánea, acreedores bancarios de largo plazo incluidos en créditos sindicados que totalizan US$400 millones accedieron a otorgar dispensas a razones financieras incluidas en los distintos contratos de crédito hasta el 31 de enero de 2002.

El refinanciamiento del endeudamiento de corto plazo de Hylsa y la línea de crédito comprometida por US$40 millones otorgada por Alfa proporcionaron tiempo adicional para buscar concretar un esfuerzo en la búsqueda de un socio estratégico y/o de llevar a cabo desinversiones en ciertas áreas de negocio. Desde la segunda mitad del año 2000 se han sostenido diversas conversaciones con potenciales entidades interesadas. A la emisión del presente reporte no existe ninguna información que sea necesario comunicar al público inversionista con respecto a este tema. En el momento en que exista información relevante al respecto, se informará de manera oportuna.

El 31 de diciembre de 2001 se constituyeron Hylsa Puebla, S.A. de C.V. e Hylsa Norte, S.A. de C.V. con el propósito de operar las líneas de producción de alambrón y varilla en la plantas de Xoxtla, Puebla y Apodaca, N.L.

A mediados del año 2002. Hylsamex finalizó su proceso de reestructuración de deuda iniciado en agosto del año anterior. Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

HYLSA

1) Créditos bancarios

Hylsa reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- Alfa adquirió deuda por US$160 millones.
- Adicionalmente, Alfa capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de Hylsa.
- Hylsamex sustituyó a Hylsa como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en Hylsa.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009.

Como parte de la reestructuración de la deuda bancaria a cargo de Hylsa, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de "Otros gastos, neto".

2) Eurobonos

En julio de 2002 Hylsa concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). Hylsa intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

3) Préstamo en unidades de inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por Ps.734 millones y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por Ps.15 millones al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por Hylsa conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de Hylsa y se iniciara la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

4) Recursos de liquidez y garantías

Hylsa obtuvo una nueva línea de crédito revolvente a 30 meses por US$40 millones de los cuales US$11 millones estaban dispuestos al 31 de diciembre de 2002, además de una contribución de Alfa por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de Hylsa y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de Hylsa.

GALVAK

Galvak obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

HYLSAMEX

En julio de 2002 y de acuerdo a lo comentado en el punto 1 anterior, Hylsamex asumió US$193 millones de deuda que originalmente estuvo a cargo de Hylsa.

Como resultado de la transacción mencionada en el párrafo anterior, Hylsamex ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias Hylsa y Galvak, así como Alfa cedió en garantía las acciones de Hylsamex.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a Alfa, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2003 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

Intercambio de Pagaré a Mediano Plazo de Hylsa por Certificado Bursátil

El 19 de diciembre de 2003, Hylsa -subsidiaria de Hylsamex- anunció que concluyó satisfactoriamente el intercambio de sus Pagarés a Mediano Plazo por Certificados Bursátiles. Esta oferta pública de intercambio fue uno de los compromisos de Hylsa, acordado con los tenedores del Pagaré a Mediano Plazo en la Asamblea de Tenedores realizada el 13 de marzo de 2002.

Un 91.18% de los tenedores del Pagaré a Mediano Plazo intercambiaron su instrumento por el Certificado Bursátil, representando 203.7 millones de UDIs (US$60.7 millones; asumiendo un tipo de cambio de MXP 11.30/USD). El valor de la Unidad de Inversión al 22 de diciembre fue de 3.348183. El nuevo Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal iguales el 9 de marzo y 9 de septiembre de 2008. Los tenedores que no intercambiaron por Certificados Bursátiles permanecen como titulares del Pagaré a Mediano Plazo con vencimiento el 9 de marzo de 2007.

Recuperación de la industria siderúrgica en 2003 y 2004

Durante la segunda mitad de 2003, el crecimiento económico en China y la reactivación de la economía de Estados Unidos y la de otras regiones importantes, provocaron el inicio de una aceleración en la demanda mundial de acero.

El año de 2004 fue extraordinario para la industria del acero en el mundo. El mayor crecimiento económico mundial provocaron una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para varios productos de Hylsamex.

La demanda mundial de acero creció significativamente en 2004, gracias a que el crecimiento económico en regiones importantes del mundo aumentó el consumo de acero. China ha surgido como el motor principal de la demanda siderúrgica, tras experimentar un fuerte crecimiento en su producción industrial y construcción en el pasado reciente. Además de ser un factor clave detrás de la demanda mundial de acero, China también ha sobresalido como un gran consumidor de las materias primas utilizadas en la producción de acero, como lo son la chatarra, el carbón metalúrgico, el mineral de hierro y el coque. Por tanto, la demanda y oferta mundial de acero y sus materias primas se apretó durante 2004, empujando a la alza los precios del acero.

A lo largo de 2004, las fortalezas competitivas de Hylsamex le permitieron capitalizar el entorno favorable de la industria global del acero. Mientras que el ingreso por tonelada de Hylsamex aumentó en 2004 debido a la estrechez en la demanda y oferta internacional del acero, la Compañía mantuvo su costo por tonelada relativamente estable como resultado de su integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica.

Por tanto, el margen de EBITDA de la Compañía, se expanió más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., permitieron que registrara un sólido volumen de ventas durante 2004. La Compañía también capitalizó los beneficios de numerosos programas de eficiencia en costos implementados en años anteriores.

Estructura de Capital en 2004

El favorable desempeño operativo de Hylsamex durante 2004 le permitió fortalecer significativamente su estructura de capital. La deuda neta de Hylsamex al 31 de diciembre de 2004 totalizó US$546 millones, 46% o US$468 millones menor que el saldo de US$1,014 millones que se tenía a fines de 2003. A continuación se describen las principales acciones llevadas a cabo por Hylsamex durante 2004 para reducir su deuda neta en US$468 millones:

- La Compañía realizó US$291 millones en prepagos de deuda bancaria con generación interna de efectivo;
- Los recursos netos de US$137 millones de la emisión de capital completada en julio de 2004 fueron aplicados en su totalidad a prepagos de deuda bancaria;
- El aumento considerable en el flujo de efectivo libre incrementó las reservas de efectivo en US$40 millones a un saldo de US$125 millones al 31 de diciembre de 2004.

Hylsamex Realiza Oferta Primaria de Acciones Serie "L"

El 15 de julio de 2004 Hylsamex anunció la exitosa colocación de 101 millones de acciones Serie "L" en una emisión de capital realizada simultáneamente en los mercados de capital locales e internacionales. El precio de la oferta accionaria se fijó en Ps.16.00 por acción L, mismo que también aplicó a los derechos de suscripción. Las nuevas acciones L comenzaron a cotizar el 15 de julio de 2004 utilizando la clave de pizarra "HylsamxL" y operan exclusivamente en la Bolsa Mexicana de Valores.

La totalidad de los recursos netos de la transacción de US$137 millones fueron utilizados para el prepago parcial de deuda bancaria a nivel de la empresa tenedora (Hylsamex, S.A. de C.V.), denominada como "Facility B". Este prepago cumplió con el mínimo de US$100 millones requerido para cancelar la garantía de las acciones B otorgadas como colateral y de esta manera, cancelar los Hylsamex CPOs, liberando las acciones B representadas por los CPOs.

Refinanciamiento de Deuda Bancaria en 2004

Adicionalmente las subsidiarias principales de Hylsamex -Hylsa y Galvak- refinanciaron US$335 millones de deuda bancaria bajo términos más favorables. A continuación se describen los principales términos y condiciones de dichos créditos:

Hylsa Préstamo Sindicado

Deudor:	Hylsa, S.A. de C.V.
Monto Total:	US$160 millones
Monto Tranche A:	US$60 millones
Tipo de Crédito Tranche A:	Línea Revolvente sin garantías
Vencimiento final Tr. A:	27 de septiembre de 2007
Tasa de interés Tranche A:	LIBOR más 1.75% anual, sujeta a una matriz de apalancamiento.
Monto Tranche B:	US$100 millones
Tipo de Crédito Tranche B:	Crédito de Mediano Plazo Amortizable sin garantías
Vencimiento final Tr. B:	30 de septiembre de 2009, con un año de gracia y 16 pagos iguales trimestrales de principal
Tasa de interés Tranche B:	LIBOR más 2.00% anual, sujeta a una matriz de apalancamiento.

Galvak Préstamo Sindicado

Deudor:	Galvak, S.A. de C.V.
Monto:	US$175 millones
Tipo de Crédito:	Crédito de Mediano Plazo Amortizable respaldado por las ventas de exportación de Galvak
Vencimiento final:	13 de agosto de 2009, con un año de gracia y 48 pagos iguales mensuales de principal
Tasa de interés:	LIBOR más 1.125% anual; la sobretasa es de 1.25% si la razón de Deuda menos depósitos del Collection Account y el Reserve Account a EBITDA consolidado es mayor a 2.0; si esta razón es menor a 2.0 la sobretasa es de 1.125%.

A través de la emisión de capital, el refinanciamiento de deuda bancaria y los prepagos de deuda realizados en 2004, Hylsamex pagó la totalidad de la deuda bancaria originada en la reestructura de deuda de 2002. Por consiguiente, las garantías fueron canceladas e Hylsamex aumentó su flexibilidad.

Al 31 de diciembre de 2004, Hylsamex mantiene además los siguientes créditos relevantes, contratados en años anteriores a 2004:

Eurobono 2007

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$139 millones.
Plazo:	10 años.
Vencimiento final:	Septiembre 15, 2007.
Intereses:	Tasa 9.25% anual, pagadero en marzo y en septiembre de cada año.

Eurobono 2010

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$161 millones.
Plazo:	8 años.
Vencimiento final:	Diciembre 15, 2010.
Intereses:	Tasa 10.5% anual, pagadero en junio y en diciembre de cada año.

Pagarés de Mediano Plazo

Monto:	19.711 millones de Unidades de Inversión (UDIs) equivalentes a US$6.2 millones al 31 de diciembre de 2004.
Plazo:	7 años.
Deudor:	Hylsa, S.A. de C.V.
Vencimiento final:	Marzo 9, 2007.
Intereses:	Tasa 8.75% anual, pagadero en marzo y en septiembre de cada año.

Certificado Bursátil

Monto:	203.747 millones de Unidades de Inversión (UDIs) equivalentes a US$63.9 millones al 31 de diciembre de 2004.
Plazo:	5 años.
Deudor:	Hylsa, S.A. de C.V.
Vencimiento final:	Septiembre 9, 2008.
Intereses:	Tasa 8.75% anual, pagadero en marzo y en septiembre de cada año.

Pago Anticipado en 2005 de Eurobono 2007 y Certificado Bursátil

El 6 de abril de 2005 Hylsamex informó que su subsidiaria Hylsa llamó la totalidad del Bono 9 1/4% 2007. El 12 de mayo de 2005, Hylsa pagó a los tenedores del Bono aproximadamente US$141 millones, que representan US$139 millones de principal y US$2 millones de prima por recompra anticipada. Adicionalmente, la Compañía pagó intereses acumulados a la fecha de pago.

De manera similar, el 10 de mayo de 2005 Hylsa llamó la totalidad de su Certificado Bursátil con vencimiento en 2008. El 9 de junio de 2005, Hylsa pagó a los tenedores del Certificado Bursátil Ps.744 millones (aproximadamente US$68 millones asumiendo un tipo de cambio de MXP 10.8695/USD) que representan principal e intereses acumulados a la fecha de pago.

2.1.2. Galvak

En 1980 se constituyó Galvak, S.A. de C.V. (Galvak) con la adquisición de dos empresas, La Florida S.A. de C.V., establecida en 1936 y Acero Zinc S.A. de C.V., establecida 1959. En ese entonces, Galvak contaba solamente con una línea de galvanizado destinada a usos comerciales. Galvak ha pasado por un proceso intensivo de expansión y modernización que se inició desde su conformación.

Entre los principales desarrollos destacan:

- **(a)** En 1980 arranca Galvak con una línea de galvanizado (G-I) de 100,000 TPA.
- **(b)** En 1987 se adquirieron los activos pertenecientes a la empresa TEISA fabricante de bicicletas y motocicletas que era propiedad de Alfa localizada en Tepeji del Río, Estado de México para ubicarlos en Monterrey, con objeto de producir tubo galvanizado y perfiles galvanizados en Galvak.
- **(c)** En 1989 entró en operación la primera línea de pintado con capacidad de 36,000 TPA.
- **(d)** En 1992 se instaló la segunda línea de galvanizado G-II con capacidad de 140,000 TPA. En este año, también se incrementó la capacidad de la primera línea de pintado a 45,000 TPA.
- **(e)** En 1993 se inauguró la planta de panel aislado Galvamet, teniendo como socio a la empresa italiana Metecno Spa. En 1995, la firma italiana vendió su participación a Galvak, manteniéndose como socio tecnológico. Galvamet arrancó con una capacidad de producción de 1.2 millones de metros cuadrados de panel por año.
- **(f)** En 1996 se abrieron dos oficinas de venta en Estados Unidos, una en Los Angeles, California y la otra en Dallas, Texas. Estas oficinas se reemplazaron posteriormente por la actual oficina de Houston, Texas. También, en ese año, se inauguró una segunda línea de pintado con capacidad de 120,000 TPA.
- **(g)** En 1997 se inauguró una segunda planta de Galvamet, con capacidad de 60,000 TPA de polín y otros productos rolados. En este mismo año se abrieron oficinas de venta en San José, Costa Rica y en Santiago de Chile. Además, se introdujo la producción de galvanneal en la línea de galvanizado G-II, que permite servir el mercado automotriz.
- **(h)** En 1998 arrancó la tercera línea de galvanizado G-III con capacidad de 120,000 toneladas por año.
- **(i)** En 2000, se terminó la modernización de la línea de Galvanizado G-I lo que le permite no sólo servir los segmentos comerciales sino otros segmentos industriales así como los de línea blanca y automotriz, e incrementó su capacidad a 140,000.
- **(j)** En junio de 2001 Galvak compró a Hylsa las acciones del centro de servicios ACEREX.
- **(k)** A raíz del proceso de reestructuración de la deuda de Hylsa, terminado en julio de 2002, Galvak refinanció sus pasivos existentes y obtuvo US$40 millones adicionales, con los cuales está fondeando un programa de expansión en la mayoría de sus líneas productivas.
- **(l)** En 2003, Galvak instaló exitosamente líneas de producción de tubería mecánica, transformado, y paneles aislados, las cuales agregarán valor al acero galvanizado. Adicionalmente, la Compañía lanzó una nueva iniciativa de distribución, “Galvacer America”, abriendo centros de servicio y distribución en San Antonio, Texas, Dallas, Texas y Phoenix, Arizona.
- **(m)** Durante 2004, Galvak concluyó los proyectos de la Línea de Pintado III, Acanaladora IV y el Molino de Perfiles. Galvak continuó la expansión de su red de distribución en Norteamérica, inaugurando dos nuevos centros de servicio en Houston, Texas y Atlanta, Georgia en los Estados Unidos.

En la actualidad, Galvak cuenta con tres líneas de galvanizado con capacidad de 478,000 TPA, tres líneas de pintado con una capacidad total de 303,000 toneladas por año, 6 molinos de tubería con capacidad de 105,000 TPA y tres líneas de panel con capacidad para producir 2.5 millones de metros

cuadrados de panel. Asimismo, Galvak cuenta con Acerex, un centro de servicio para cortes diversos con capacidad total de 544,000 TPA, y con una red de distribución que abarca toda el área geográfica de México con 24 centros de distribución, además de 5 centros de distribución en Estados Unidos, 1 en Santiago de Chile y 1 en San José, Costa Rica.

2.1.3. Principales Inversiones de Hylsamex

La siguiente tabla proporciona un desglose de las inversiones más importantes llevadas a cabo por Hylsamex de 1990 a 2004:

Principales Inversiones en Activo Fijo Hylsamex 1990 - 2004
(Millones de Dólares)

Concepto	Millones de Dólares
Desarrollo, preparación y modernización de minas (Las Encinas y Peña Colorada)	260
Modernización y Crecimiento Plantas de Reducción Directa	87
Modernización y Crecimiento Acerías de No Planos	144
Modernización Laminación de No Planos	55
Minimill de productos Planos	544
Líneas acabadoras de Planos	56
Modernización y Crecimiento Tubería Hylsa	24
Molinos Tubería y Perfiles Galvak	10
Líneas de Galvanizado	65
Líneas de Pintado	20
Líneas de Panel Aislado	24
Transformado en Galvak	13
Centro de Servicio Acerex	32
Otras	455
Total	**1,789**

2.2. Descripción de los Principales Negocios

2.2.1. Actividad Principal

Hylsamex es una de las compañías acereras más grandes de México en función de sus ingresos. La empresa produce una gran variedad de productos de acero primarios y de valor agregado para uso en los mercados de la construcción, de autopartes y de enseres domésticos, principalmente. Hylsamex conduce sus actividades a través de varias subsidiarias, las principales de ellas son: Hylsa, S.A. de C.V. (Hylsa) y Galvak, S.A. de C.V. (Galvak). Hylsa es la subsidiaria más importante y se dedica a la producción de acero, tanto rolado en caliente como en frío, en todas sus presentaciones, además de aceros no planos como alambrón y varilla, productos tubulares, así como perfiles estructurales ligeros. Galvak está concentrada en la producción de acero recubierto, como galvanizado, pintado, paneles aislados, además de tubería galvanizada para diversos usos industriales. Adicionalmente, Galvak es la compañía tenedora de Acerex, S.A. de C.V., un centro de servicio con capacidad de operación para 544,000 toneladas anuales de corte en hojas o en tiras de acero plano, en una coinversión con Worthington Industries de los Estados Unidos.

Además de lo anterior, Hylsamex tiene una copropiedad importante del desarrollo minero conocido como "Peña Colorada", ubicado en el estado de Michoacán. También explota concesiones mineras en otros dos lugares en los estados de Jalisco, Colima y Michoacán. Así mismo, Hylsamex es propietaria de la tecnología para reducción directa de mineral de hierro conocida como "HYL®", misma que comercializa internacionalmente. Adicionalmente, a través de Amazonia, Hylsamex tiene una participación minoritaria de 5.34% en Siderúrgica del Orinoco (Sidor), la acerera venezolana.

El objetivo estratégico de Hylsamex consiste en posicionarse como la acerera de mejor margen en Norteamérica. Para alcanzar dicho objetivo, en años recientes ha implementado las siguientes acciones: a) concentrarse en productos de mayor margen, b) instrumentar programas permanentes de reducción de costos y c) concentrarse en el desarrollo de nuevas tecnologías para la producción de acero. A través de lo anterior, Hylsamex espera mejorar su posición como el proveedor preferido en México y su competitividad en los mercados internacionales.

2.2.1.1. Procesos Industriales

Proceso Industrial de Hylsa, S.A. de C.V.

- **Aceros Planos** opera bajo el concepto de minimill-integrado (ruta de horno de arco eléctrico), utilizando como insumo el fierro esponja elaborado en sus 2 plantas de Reducción Directa de tecnología propia HYL® a partir del mineral de hierro de las minas que Hylsamex posee en el Occidente de México. El fierro esponja, en combinación con otros sustitutos de hierro virgen (como el arrabio y la briqueta de hierro de reducción directa) y la chatarra de acero de origen doméstico o de importación, conforman la carga metálica del horno. Las proporciones de cada insumo en la misma varían dependiendo de la disponibilidad y costo. Dicha carga metálica es fundida, junto a otros elementos, en el horno de arco eléctrico; proceso que se logra a través del paso de una corriente eléctrica por los electrodos del horno . En el caso de la Acería #1, el resultado de dicho proceso es el lingote de acero, que posteriormente se recalienta para su ulterior transformación en lámina rolada en caliente en el Molino #1. A diferencia de la Acería #1, en la Acería #2 (tecnológicamente más avanzada) el acero fundido obtenido del horno eléctrico y refinado en el horno olla, se conduce directamente al proceso de colada continua de planchón delgado, al horno de recalentamiento y al molino caliente #2, en donde se reduce el calibre del planchón y se obtiene la lámina rolada en caliente.

La mayor parte de la producción de aceros planos se lleva a cabo en el Molino #2, ya que es más eficiente, debido en gran parte, al proceso de colada continua. Este proceso permite el ahorro de energía al no tener que recalentar los lingotes de acero (como sucede en otras instalaciones) para su procesamiento posterior; además, no se invierten recursos adicionales en el manejo de inventarios intermedios como es el caso de los lingotes.

Todos los procesos posteriores a lo descrito hasta aquí están dirigidos a dar valor agregado a la lámina rolada en caliente, y básicamente consisten en el tratamiento de la superficie de la lámina (proceso de decapado, de recocido, de skin pass y tensonivelado) y en reducir su calibre (espesor) mediante el proceso de rolado en frío.


Chatarra
Horno de Recalentamiento
Molinos Desvastadores
Lingotes
Proceso HYL®
Mineral de Hierro
Molino Caliente #1
Molino #1
Molino #2
Chatarra
Fierro Esponja
Colada Continua
Horno Olla
Horno Tunel
Molino Caliente #2

- **Alambrón y Varilla** opera con un proceso que es muy similar al que se realiza en el Molino #2 de Aceros Planos. La diferencia consiste en el molde de la colada continua y en el molino de laminación, que es donde precisamente se da forma al alambrón y a la varilla. En el caso de la División Almabrón y Varilla, la colada continua produce palanquilla para su posterior laminación en la producción de varilla o alambrones.


Chatarra
Proceso
HYL®
Horno Olla
Pellets de mineral
de hierro
Colada Continua
Cama de Enfriamiento
Molinos de Reducción
Horno de Recalentamiento
Alambrón y Varilla
Molinos Terminadores

- **Aceros Tubulares** utiliza como insumo lámina rolada en caliente, la cual es cortada en tiras, doblada, formada, y soldada de manera que se transforma en tubos con costura (soldados) y perfiles estructurales ligeros.


Materia Prima: Rollo de Lámina Caliente
Línea de Corte
Cintas
Almacén
Corte
Longitudinal
Soldadura
Alta Frecuencia
Soldado Puntas y Colas
Horno de
Inducción
Molino
Reductor
Cortadora
Enderezadora
Biselado
P. Hidrostática
Galvanizado
Decapado
Almacén
Roscado
Barnizado

- **Materias Primas** está encargada de la exploración y localización de yacimientos, extracción y beneficio de mineral de hierro y su transformación en pélets. Su proceso productivo está dividido en dos fases:

    - **Fase 1. Localización y extracción de mineral**

1. **Localización de minerales ferríferos.** Mediante dispositivos aéreos y terrestres se localizan los yacimientos de mineral de hierro.
2. **Exploración geológica**. Se realiza para determinar la cantidad, calidad y forma del yacimiento, así como la formación y naturaleza de la tierra y las rocas que rodean y contienen el depósito de mineral.
3. **Planeación de la explotación**. Incluye la factibilidad de explotación, levantamientos topográficos, evaluación de reservas, plan de explotación y secuencia de minado.
4. **Extracción de mineral y separación de material estéril**. La extracción consiste en la barrenación, tumbe, carga y acarreo de mineral a trituración; o si es material estéril su colocación en lugares sin uso posterior.
5. **Trituración de mineral**. Una vez extraído, el mineral deberá reducírsele de tamaño e igualar su calidad a través de la molienda y separación del mineral con bajo contenido de fierro (Ley); posteriormente se le deposita en conos homogeneizadores y se transporta al proceso de Peletizado.
6. **Proceso de Beneficio de Mineral y Peletizado** está destinado a eliminar las impurezas (ganga) que el mineral trae consigo de manera natural, aumentar el contenido de mineral por unidad y a reducir la cantidad de fierro magnético mediante la oxidación.

- **Fase 2.**

1. **Molienda primaria.** El mineral transportado a la Planta Peletizadora se introduce paulatinamente al molino de bolas para ser molido a un grado o tamaño tal que permita de una manera directa separar las partículas de hierro de la ganga.
2. **Concentración primaria.** Una vez molido, el mineral se pasa a través de tambores magnéticos para que aprovechando sus propiedades magnéticas, se adhiera al magneto y las partículas de hierro puedan ser separadas del material estéril.
3. **Molienda secundaria.** El fierro separado en la concentración primaria suele contener algunas impurezas, razón por la cual se le vuelve a moler para aumentar la liberación de partículas de hierro magnético.
4. **Concentración secundaria.** El material por segunda ocasión requiere ser concentrado, al haber sido liberado de los residuos de material estéril. La concentración secundaria tiene como objetivo agrupar las partículas de hierro e ir aumentando el contenido de hierro por unidad.
5. **Molienda terciaria.** Para aprovechar al máximo el mineral de hierro molido y concentrado en las fases anteriores, se vuelve a moler hasta dejarlo en las mejores condiciones que el proceso requiere al eliminar la mayoría de las impurezas posibles.
6. **Concentración terciaria.** Se reúnen las condiciones y características de molienda y contenido de hierro por unidad que el proceso requiere, además de haber eliminado la mayor parte de las impurezas, dejando listo el material para la siguiente etapa del proceso. Las impurezas o ganga se envían a un tanque espesador para recuperar la mayor parte del agua. Estas etapas contribuyen directamente a la calidad química del pélet al aumentar o disminuir el contenido del fierro (Ley).
7. **Filtración.** Los procesos anteriores utilizan como elemento auxiliar el agua, de la cual se elimina el exceso, y en la filtración sólo se deja la humedad necesaria para facilitar más adelante la aglomeración de bolas.
8. **Boleo o formación de pélets.** Con la humedad necesaria, el mineral de hierro se envía a discos peletizadores que por el efecto de Bola de Nieve, la inclinación y velocidad a la que giran hacen posible la formación de pequeñas bolas o pélets de color verde oscuro y del tamaño deseado.

9. **Cribado del pélet verde.** Se seleccionan en función del tamaño, se procesan aquellos que cumplan las especificaciones y se reprocesan los que se exceden en tamaño. Para esto se usa un proceso de cribado basado en una serie de rodillos, que sólo permiten el paso a los que cumplen las normas.
10. **Horno de endurecimiento.** A una temperatura de 1,300°C se consolidan y endurecen los pélets para su manejo y transportación posterior.

- **Tecnología HYL®** opera con un proceso basado en gas natural para la producción de hierro reducido de alta calidad, en cualquiera de las siguientes presentaciones: HRD (Hierro de Reducción Directa), HBC (Hierro Briqueteado en Caliente), Hierro HYTEMP (alimentado caliente a la acería).



Circuito de Reducción
CO2
Condensador de Agua
Mineral de Hierro
Generación de Gas Reductor
Combustible
Circuito de Enfriamiento
Eliminación de CO2
Agua
Reactor
Gases
Gases
Zona de Reducción
Enfriador de Gases
Gas Natural
Calentador
Condensador de Agua
Agua
Reformador
Zona de Enfriamiento
Hierro de Reducción Directa
Agua
Combustible
Gas Natural

Proceso Industrial de Galvak, S.A. de C.V.
Galvak produce acero galvanizado en un proceso de inmersión continuo utilizando tecnología de punta. Los rollos de lámina rolada en frío cruda (materia prima para el proceso de galvanizado) pasan por un proceso de lavado, en el que se limpia su superficie para posteriormente pasar por un horno de recalentamiento, proceso inmediato a la inmersión de la lámina en una paila de zinc líquido con lo cual se obtiene una superficie recubierta resistente a la corrosión.

El acero pre-pintado se obtiene al procesar los rollos de lámina a través de rodillos que aplican continuamente capas de pintura para crear una superficie uniforme en cada lado del rollo de acero. El proceso de pintado se puede realizar directamente a la lámina fría cruda o a la lámina galvanizada. El acero galvanizado se puede procesar en formas diversas para proveer al mercado de la construcción con productos tales como perfiles de acero galvanizado, tubería mecánica, polines u otras formas. En el centro de transformación de Galvak se corta el acero en diferentes formas, ya sea en hojas o en tiras, y también se le añade valor al pasar por rodillos para diferentes presentaciones acanaladas.

Asimismo se fabrican paneles aislados, los cuales sirven para paredes o techos. El proceso consiste en introducir material aislante, espuma de poliuretano entre dos láminas de acero galvanizado y pintado.


Torre de Enfriamiento
Precalentamiento
Horno
Medidor de Espesores
(Capa de Zinc)
Nivelador
Aceitado
Desenrrolladores
Acumulador
de Entrada
Medidor de Espesor
Lámina Negra
Palla
Galvanizado
Pasivador
Acumulador
de Salida
Enrrollador
de Salida

2.2.1.2. Fuente y Disponibilidad de Materias Primas

Hylsamex es un minimill integrado que, a diferencia de las siderúrgicas tradicionales, utiliza como principales insumos el mineral de hierro, la chatarra, el gas natural y la electricidad. La materia prima principal de las siderúrgicas tradicionales son el mineral de hierro, el carbón y el combustóleo. Dados los menores niveles de inversión iniciales requeridos en los minimillls que Hylsa utiliza, se necesita un menor volumen de producción para llegar al punto de equilibrio financiero (ventas menos costos fijos) que el de las acerías tradicionales, lo que se traduce en una mayor flexibilidad en los niveles de producción.

Las subsidiarias mineras de Hylsamex son dos: Las Encinas y Peña Colorada.

Mina	Subsidiaria de Hylsa	Ubicación
Cerro Náhuatl	Las Encinas, S.A. de C.V.	Colima, México
Aquila	Las Encinas, S.A. de C.V.	Michoacán, México
El Encino (San Ramón)	Las Encinas, S.A. de C.V.	Jalisco, México
Peña Colorada	Consorcio Minero Benito Juárez-Peña Colorada, S.A. de C.V.	Colima, México

Hylsamex está verticalmente integrada, abasteciendo una gran cantidad de materia prima de sus minas de mineral de hierro. Hylsa es dueño de 100% de Las Encinas y de 50% de Peña Colorada, la mina de hierro más grande de México. Las reservas en operación actualmente cubren el consumo de los próximos 11 años. La administración de Hylsamex estima que las reservas adicionales existentes en estos depósitos mineros exceden 18 años de consumo (adicionales a los 11 años de las reservas en operación). Además, la Compañía planea desarrollar estas reservas en el futuro para seguir asegurando un adecuado suministro de materia prima.

Las Encinas, con capacidad instalada de 1.8 millones de toneladas al año, se compone de tres minas separadas (El Encino, Cerro Náhuatl y Aquila) localizadas cerca de su planta peletizadora en el estado de Colima.

Peña Colorada cuenta con una mina en Minatitlán, Colima. También cuenta con una peletizadora en Manzanillo, Colima, cuya capacidad de producción es de 4.0 millones de toneladas de pélet al año (50% para Hylsamex). Peña Colorada, además, cuenta con instalaciones para transporte marítimo y ferroviario.

El mineral de hierro de estas minas se utiliza para producir fierro esponja usando la tecnología HYL® en módulos adyacentes a los hornos ubicados en Monterrey y Puebla. Esta tecnología propia ha permitido, en períodos extensos de tiempo, aislar en cierta medida a Hylsa de la fluctuación del precio de la chatarra y permite la manufactura de productos de alta calidad. Sin embargo, una fluctuación súbita y desmesurada durante el año 2000 en el precio del gas natural, que se utiliza como un agente reductor en el proceso de producción de fierro esponja, interrumpió un largo período de estabilidad en el costo de producción del mineral de hierro reducido o fierro esponja, al grado que ciertas plantas de reducción directas fueron cerradas a finales del 2000.

La Compañía suspendió parcialmente la producción de fierro esponja por compras de insumos sustitutos de hierro reducido como la briqueta y el arrabio, además de utilizar mayores porcentajes de chatarra de acero. En julio del año 2001, Hylsa decidió reactivar algunas de las instalaciones dado que el precio del gas natural se ajustó a niveles menores. Hylsamex mantiene flexibilidad en el uso de su materia prima, ajustando el balance entre el fierro esponja y la chatarra de acuerdo al uso final del acero que se está produciendo. A través de los años, la Compañía ha expandido sus instalaciones de producción de fierro esponja. En 2003, la Compañía utilizó las instalaciones de fierro esponja a un ritmo normal, operando a un 79% de su capacidad de producción anual. Durante 2004 Hylsamex utilizó las plantas de fierro esponja a plena capacidad, aprovechando la competitividad de este insumo en relación a la chatarra, que se encareció debido a la fuerte demanda mundial de este insumo para la producción de acero.

Adicionalmente, existen algunas subsidiarias de Hylsamex que se dedican al acopio y procesamiento de chatarra. Durante el año 2004, la Compañía compró, a través de estas subsidiarias, el 76% de sus necesidades de chatarra y el remanente fue adquirido de comercializadores de chatarra independientes.

2.2.1.3. Descripción del comportamiento cíclico de los principales negocios

Históricamente, la industria del acero en el mundo tiene una naturaleza cíclica. La industria del acero está influenciada por varios factores fuera del control de los productores, incluyendo, entre otros, períodos de crecimiento económico y de recesión, la valuación relativa de varias monedas, la sobrecapacidad a nivel mundial y los niveles de tarifas arancelarias para las importaciones.

Algunos tipos de acero básico considerados "commodity" o de bajo valor agregado continúan fuertemente ligados a la ecuación oferta/demanda, y sus precios han mostrado más volatilidad como resultado de condiciones generales y específicas de la industria. Sin embargo, el desarrollo de nuevas tecnologías, la planeación y prácticas de manufactura, y sobretodo el "know-how" metalúrgico permiten que los productores se puedan enfocar en productos más especializados, cuyos precios son menos susceptibles que los de los productos commodity. Después de que Hylsamex terminó su programa de modernización, sus plantas productivas están ahora diseñadas para tomar ventaja de estas nuevas tecnologías, prácticas de manufactura y "know-how".

2.2.1.4. Categorías de Productos

Los ingresos de Hylsamex provienen, en su mayoría, de la venta de productos de acero tales como lámina rolada en caliente, lámina rolada en frío, productos tubulares, lámina recubierta (galvanizada y pintada), varilla y alambrón, así como de ingresos provenientes de Acerex.

2.2.2. Canales de Distribución

- **Aceros Planos** vende directamente sus productos a clientes industriales y también utiliza distribuidores para colocarlos en el mercado. También utiliza a una subsidiaria de Hylsa denominada Aceros Prosima, S.A. de C.V. que opera como distribuidor de acero, vendiéndole cierto tonelaje para su posterior comercialización en mercados de menudeo y medio mayoreo. Además, para transportar producto terminado, Aceros Planos utiliza una subsidiaria de transporte propiedad de Hylsamex cuya flotilla al 31 de diciembre de 2004 era de 165 tracto camiones de los cuales 155 eran propios y 10 se tenían bajo un plan de arrendamiento, y que tiene terminales en Monterrey, Puebla, Ciudad de México, Matamoros y Nuevo Laredo. Aceros Planos utiliza también transportes propiedad de terceros.

- **Alambrón y Varilla** vende el producto directamente a distribuidores y clientes de tipo industrial. Específicamente, en la varilla se requiere de inventarios de distintos calibres y presentaciones (en rollo o recta) para enfrentar las necesidades de los distribuidores, principalmente. Asimismo, Alambrón y Varilla utiliza una subsidiaria de Hylsa denominada Masa, S.A. de C.V. (Masa) que opera como distribuidora de productos no planos. En el caso del alambrón y las barras, éstos se fabrican de acuerdo a órdenes de producción y se venden directamente a clientes industriales.

- **Aceros Tubulares** cuenta con oficinas de venta y bodegas en Monterrey, Guadalajara, Mérida y la Ciudad de México. Adicionalmente utiliza la red de distribución de Galvak para atender a sus clientes y a distribuidores externos para sus ventas nacionales. Las ventas de exportación se canalizan principalmente vía distribuidores de acero (steel distributors).

- **Galvak** cuenta con 24 centros de servicio en México, además con oficinas comerciales y bodegas de distribución en San Antonio Texas, Dallas Texas, Phoenix Arizona, Houston Texas, Atlanta Georgia, San José Costa Rica y Santiago de Chile, así como una oficina de ventas en Toronto, Canadá.

2.2.3. Patentes, Marcas y Licencias y Otros Contratos

Patentes

Hylsamex es titular de las patentes sobre la tecnología HYL® para la reducción de mineral de hierro. Esta tecnología fue desarrollada en la década de 1950 por ingenieros de Hylsa y ha ganado fama en el mundo por sus ventajas para producir una materia prima para la industria siderúrgica superior a la chatarra y a otras materias primas como arrabio, briquetas, etc. La ventaja del hierro prerreducido sobre dichos materiales consiste en la pureza del mineral, lo que es requisito básico en la producción de ciertos tipos de acero donde el nivel de elementos residuales debe ser muy bajo.

Hylsamex comercializa su tecnología HYL® a nivel mundial, a través de compañías de ingeniería especializadas en este tipo de actividades. Además, Hylsamex proporciona servicios de ingeniería y supervisión de construcción de plantas HYL, asistencia técnica y entrenamiento del personal para operar dichas plantas. Actualmente, existen 40 módulos HYL® alrededor del mundo que utilizan la tecnología propietaria de Hylsamex en países como Brasil, Venezuela, India, Rusia, Malasia, Arabia Saudita y México, entre otros.

La tecnología empleada y desarrollada por Hylsamex se encuentra protegida por patentes en México, Estados Unidos y sus equivalentes en otros países. Desde los años cincuentas se han solicitado patentes sobre más de 100 invenciones diferentes en un promedio de 10 a 15 países, por lo cual se han obtenido más de 1,200 patentes en diversos países. Estas patentes protegen varios aspectos de la tecnología utilizada en las plantas de Hylsamex, así como la que se está comercializando a otras empresas a nivel mundial. Además, existen otras solicitudes de patente en trámite, las cuales aún no se publican.

Además de la patente de HYL®, Hylsamex y sus subsidiarias cuentan con las siguientes patentes en diferentes países:

País	Patente	Expiración	Estatus*	Descripción
E.U.A.	5110350	05/05/2009	2	Método para la reducción directa de mineral de hierro.
E.U.A.	4734128	29/03/2005	2	Reactor de reducción directa con descarga caliente.
E.U.A.	4897113	30/01/2007	2	Reactor de reducción directa con descarga caliente.
E.U.A.	4834792	30/05/2006	2	Proceso para la reducción de fierro esponja con control de carburización mediante inyección de metáno a la zona de reducción.
E.U.A.	4886097	12/12/2006	2	Aparato para el cuidado y almacenamiento de sólidos.
E.U.A.	5213611	25/05/1910	2	Método para controlar la metalización de hierros directamente reducidos.
E.U.A.	5296015	22/03/1911	2	Método para la transportación de fierro esponja.
E.U.A.	5445363	29/08/1912	2	Aparato para la transportación neumática de materiales con hierro a los hornos metalúrgicos.
E.U.A.	5218617	08/06/1910	2	Método y aparato para alimentar materiales con hierro a los hornos metalúrgicos.
E.U.A.	5425792	20/06/1912	2	Método para gasificar materiales orgánicos.
E.U.A.	5447550	05/09/2012	2	Método y aparato para el transporte neumático de materiales con hierro.
E.U.A.	5656044	20/06/2015	2	Método y aparato para la gasificación de materiales orgánicos.
E.U.A.	5851246	22/12/2015	2	Aparato para la gasificación de materiales orgánicos.
E.U.A.	6050289	05/03/2017	2	Válvula esférica para el control de flujo de partículas sólidas y gases.
E.U.A.	5858057	25/09/2016	2	Método y aparato para producir hierro de reducción directa con un monto controlado de carbón.
E.U.A.	6039916	25/09/2016	2	Método y aparato para producir hierro de reducción directa con un monto controlado de carbón.
E.U.A.	6039283	19/05/2018	2	Sistema de rolado ultradelgado.
E.U.A.	6027545	18/02/2019	2	Método y aparato para producir hierro de reducción directa con mayor eficiencia en la utilización de gas.
E.U.A.	6132489	02/10/2018	2	Método y aparato para reducir particulas de óxidos de fierro con un rango amplio de tamaños.
E.U.A.	6183535	16/10/18	2	Método y aparato para aumentar la capacidad de una planta de fierro esponja sin incrementar la capacidad del reformador.
E.U.A.	6224649	02/10/18	2	Método y aparato para reducir particulas de óxidos de fierro con un rango amplio de tamaños.
E.U.A.	6379421	17/02/20	2	Método y aparato para remover metales no deseados de materiales de desperdicio que contienen hierro.
E.U.A.	6290434	30/12/19	2	Expansión de sistema de transportación de hierro de reducción directa y otros materiales abrasivos a alta temperatura y alta presión.
E.U.A.	6395056	4/08/19	2	Método y aparato para el tratamiento en base a calor de trozos de mineral de hierro en un sistema de reducción.

E.U.A.	10/161427		1	Vehículo para habilitar un flujo uniforme basado en gravedad.
E.U.A.	10/953735		1	Proceso y aparato para producir hierro fundido.
E.U.A.	60/495,924		1	Método y aparato para la destrucción de materiales de deshecho tóxico y generación de gases reductores.
E.U.A.	10/846508		1	Método y aparato para mejorar el uso de fuentes primarias de energía en plantas de acero integradas.
E.U.A.	60/598,197		1	Método y aparato para producir gases reductores limpios del gas de un horno de coque.
Alemania	3777515	11/08/2007	2	Proceso para la reducción de fierro esponja con control de carburización mediante la inyección de metano a la zona de reducción.
Alemania	0515744		2	Método para la transportación de fierro esponja.
Alemania	69130008 T2	30/05/2011	2	Método y aparato para alimentar materiales con hierro a los hornos metalúrgicos.
Alemania	0837260		2	Método y aparato para la producción de hierro de reducción directa caliente.
Alemania	100 85 368.4		1	Expansión de sistema de transportación de hierro de reducción directa y otros materiales abrasivos a alta temperatura y alta presión.
Alemania	19852473	13/11/2016	2	Kokillenplatte einer Stranggiessanlage
Argentina	244810	30/05/2008	2	Método para la transportación de fierro esponja.
Argentina	249337	16/05/1911	2	Método y aparato para alimentar materiales con hierro a los hornos metalúrgicos.
Argentina	250038	23/07/1911	2	Método y aparato para el recubrimiento de partículas con mineral de hierro que serán procesadas en el método de reducción directa.
Argentina	970104863		1	Método y aparato para producir hierro de reducción directa con un monto controlado de carbón.
Australia	713147	04/03/2017	2	Válvula esférica para el control de flujo de partículas sólidas y gases.
Australia	47921/97	10/10/2017	2	Método y aparato para producir hierro de reducción directa con un monto controlado de carbón.
Australia	25393		1	Expansión de sistema de transportación de hierro de reducción directa y otros materiales abrasivos a alta temperatura y alta presión.
Austria	AT E 165624	30/05/2011	2	Método para la transportación de fierro esponja.
Austria			2	Sistema de rolado ultradelgado.
Brasil	PI8704259.2	18/08/2007	2	Proceso para la reducción de fierro esponja con control de carburización mediante la inyección de metano a la zona de reducción.
Brasil	PI8701190.5	16/03/1912	2	Método y aparato para la producción de hierro de reducción directa caliente.
Brasil	PI9102450.1	13/06/2006	2	Método para la transportación de fierro esponja.
Brasil	PI9102214.2	29/05/2011	2	Método y aparato para la producción de hierro de reducción directa caliente.
Brasil	PI9200086.0	14/01/2007	2	Método y aparato para el recubrimiento de partículas con mineral de hierro que serán procesadas en el método de reducción directa.
Brasil	PI9708003.9		1	Válvula esférica para el control de flujo de partículas sólidas y gases.

Brasil	PI9714930.6		1	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Brasil			1	Metódo y aparato para producir hierro de reducción directa con mejora de reducción en utilización de gas
Brasil			1	Junta neumática de expansión a alta-presíon para el transoporte neumático de hierro de reducción directa u otras párticulas abrasivas
Canadá	1290573	15/10/2008	2	Metódo y aparato para producir hierro de reducción directa caliente
Canadá	2095665	06/05/2013	2	Método de gasificación de materiales orgánicos
China	91104370.5	03/06/2011	2	Método para la transportación de fierro esponja
España	91304911	30/05/2011	2	Método para la transportación de fierro esponja
España	913049010	30/05/2011	2	Metódo y aparato para alimentar materiales con contenido de hierro a hornos metalúrgicos
España	91304909	30/05/2011	2	Metódo y aparato para producir hierro de reducción directa caliente
España			1	Sistema de enrollado de planchón delgado
España	P200150068		1	Metódo y aparato para remover metales indeseables de materiales de desecho con contenido de hierro
Francia			1	Sistema de enrollado de planchón delgado
Francia	00911185.7		1	Metódo y aparato para remover metales indeseables de materiales con contenido de hierro
Países Bajos			1	Sistema de enrollado de planchón delgado
India	178808	14/07/2008	2	Método para la transportación de fierro esponja
India	357-MAS-91		1	Metódo y aparato para aplicar una capa a partículas con contenido de hierro a ser procesadas en un proceso de reducción directa
India	358/MAS/96		1	Válvula esférica para el control de flujo de partículas sólidas y gases
India	1932/CAL/97		1	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
India			1	Junta neumática de expansión a alta-presión para el transporte neumático de hierro de reducción directa u otras párticulas abrasivas
Indonesia	P-971341	13/01/2006	4	Aparato mejorado para la reducción de mineral de hierro
Indonesia	ID 0000859	08/10/2005	2	Método para la transportación de fierro esponja
Indonesia	ID0000984	06/02/2006	2	Metódo y aparato para aplicar una capa a partículas con contenido de hierro a ser procesadas en un proceso de reducción directa
Indonesia	ID 0 006735	11/06/2017	2	Válvula esférica para el control de flujo de partículas sólidas y gases
Indonesia	973518		1	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Indonesia	973519		2	Junta neumática de expansión a alta-presíon para el transporte neumático de hierro de reducción directa u otras párticulas abrasivas
Inglaterra			1	Sistema de enrollado de planchón delgado

Irán	25953		2	Válvula esférica para el control de flujo de partículas sólidas y gases
Irán	26289	12/05/2019	2	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Italia	0515744	30/05/2011	2	Método para la transportación de fierro esponja
Italia	0459810	30/05/2011	2	Método y aparato para reducir partículas de óxido de hierro que tengan un rango variado de tamaños
Italia	0462713	30/05/2011	2	Metódo y aparato para alimentar materiales con contenido de hierro a hornos metalúrgicos
Japón	3 - 129853		1	Metódo y aparato para alimentar materiales con contenido de hierro a hornos metalúrgicos
México	197678	08/06/2014	2	Metódo y aparato para el transporte neumático de grandes partículas ferrosas
México	191160	06/05/2013	2	Metódo y aparato de gasificación de materiales orgánicos
México	181926	13/01/2012	2	Metódo y aparato para aplicar una capa a partículas con contenido de hierro a ser procesadas en un *proceso de reducción directa*
México	193528	15/05/2016	2	Metódo y aparato para colada continua de materiales de acero
México	208909	04/03/2017	2	Válvula de esfera para control de flujo de sólidos particulados y gases.
México	217304	10/10/2017	2	Método para producir hierro de reducción directa con una cantidad controlada de carbón
México	9904588		1	Sistema de *enrollado de lámina delgada*
México	983292		1	Método y aparato para la producción de hierro de reducción directa con una mejor utilización del gas reductor
México	208523	14/10/2019	2	Método y aparato para incrementar la capacidad de una planta de reducción directa sin incrementar la capacidad de su reformador
México	PA/a/2002/006397		1	Expansión de sistema de transportación de hierro de reducción directa y otros materiales abrasivos a alta temperatura y alta presión.
México	PA/a/2002/005441		1	Vaso para habilitar un flujo impulsor de gravedad uniforme de material a granel en partículas a través del mismo y reactor de reducción directa que incorpora el mismo
Rusia	1 634 141	16/03/2007	2	Metódo y aparato para producir hierro de reducción directa caliente
Rusia	96106425		1	Ladrillo refractario para reactores de hierro de reducción directa
Rusia	98118228		1	Válvula de esfera para control de flujo de sólidos particulados y gases.
Rusia	2190022	10/10/2017	2	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Trinidad y Tobago	TT/A/2000/11145		1	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Sudáfrica	95/8607	12/10/2015	2	Metódo y aparato para producir hierro de reducción directa utilizando gas reductor con un alto contenido de monóxido de carbono
Sudáfrica	97/9156	13/10/2017	2	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Venezuela	1714-90	17/04/2005	2	Método para reducir mineral de hierro
Venezuela	0646 - 89	05/05/2009	2	Método para reducir mineral de hierro

Venezuela	51085	31/08/2008	2	Proceso para la reducción directa de mineral de hierro
Venezuela	51087	31/08/2008	2	Aparato mejorado para manejar y almacenar sólidos particulados cohesivos.
Venezuela	1162-90		1	Método para el transporte fierro esponja
Venezuela	0625 - 91	15/05/1911	1	Metódo y aparato para aplicar una capa a partículas con contenido de hierro a ser procesadas en un proceso de reducción directa
Venezuela	59177		1	Válvula esférica para control de flujo de sólidos particulados y gases.
Venezuela	2251-97		1	Metódo y aparato para producir hierro de reducción directa con mejora de reducción en utilización de gas
Venezuela	1052-98		1	Método y aparato para la producción de hierro de reducción directa con una mejor utilización del gas reductor
Venezuela	1030-02		1	Vaso para habilitar un flujo impulsor de gravedad uniforme de material a granel en partículas a través del mismo y reactor de reducción directa que incorpora el mismo.
Malasia	MY-104747-A	31/05/2009	2	Método para reducir mineral de hierro
Malasia	MY-104987-A	30/07/2009	2	Método inicial para un proceso de reducción directa sin un reformardor externo
Malasia	MY-101772-A	17/01/2007	2	Proceso de *reducción de hierro esponja con control de carburización por inyección de metano para la* reducción de zona.
Malasia	MY-107329-A	30/11/2010	2	Método para el transporte hierro esponja
Malasia	MY-106386-A	30/05/2010	2	Metódo y aparato para aplicar una capa a *partículas con contenido de hierro a ser procesadas en un* proceso de reducción directa
Malasia	PI 9700897		1	Válvula esférica para control fluido de partículas sólidas y gases
Europa	0128347		2	Método para reducir mineral de hierro
Europa	0 428 098		2	Método para reducir mineral de hierro
Europa	0 262 353		2	Proceso de reducción de fierro de esponja con control de carburización *por inyección de metano a la zona* reducida
Europa	0 241 732		2	Método y aparato para la producción de hierro directo reducido en caliente
Europa	91304911.0	30/05/1911	2	Método para el transporte fierro esponja
Europa	0515744		2	Método y aparato para regular el flujo de partículas ferromagnéticas sólidas
Europa	0462713	30/05/2011	2	Método y aparato para la alimentación de materiales de hierro a los hornos metalúrgicos
Europa	91304909.4	30/05/1911	2	Método y aparato para la producción de hierro directo reducido en caliente
Europa	93107296.1		2	Método y aparato para la gasificación de materiales orgánicos
Europa	0495455	14/01/1912	2	Metódo y aparato para aplicar una capa a partículas con contenido de hierro a ser procesadas en un proceso de reducción directa
Europa	O 736505		2	Ladrillos refractarios para los reactores de reducción del mineral de hierro

Europa	O 743115	15/05/2016	2	Método y aparato para la colada continua de materiales de acero
Europa	0 883 763	04/03/2017	2	Válvula esférica para el flujo de control de partículas sólidas y gases
Europa	1 036 203	26/04/2020	2	Metódo y aparato para producir hierro de reducción directa con cantidad controlada de carbón
Europa	95928213		2	Método y aparato para la gasificación de materiales orgánicos
Europa	99109589		1	Sistema de enrollado de planchón delgado
Europa	1264784	31/05/2021	2	Recipiente con secciones elípticas
China	91104370	03/06/2011	2	Transporte Neumático
PCT	WO 97/35130		2	Válvula esférica para el flujo de control de partículas sólidas y gases
PCT	WO 99/19520		2	Método y aparato para controlar carburización de hierro de reducción directa
PCT	WO 96/40843		2	Método y aparato para la gasificación de materiales orgánicos
PCT	WO 99/42624		1	Método y aparato para la producción directa de hierro reducido con reducción mejorada en la utilización de gas
PCT	WO 00/01856		1	Método y aparato para reducir partúcilas de óxido de hierro que tengan un rango variado de tamaños
PCT	PCT/IB99/01274		1	Método y aparato para reducir partúcilas de óxido de hierro que tengan un rango variado de tamaños
PCT	PCT/IB00/00379		1	Método y aparato para procesar hierro que contenga material de desecho
PCT	PCT/IB00/02030		1	Junta neumática de expansión a alta-presión y alta-temperatura para el transporte neumático de hierro de reducción directa u otras párticulas abrasivas
PCT	PCT/IB2004/001953		1	Método y aparato para mejorar el uso de suministros de energía primaria en plantas de acero integradas
PCT	PCT/IB2004/003483		1	Método y aparato para producir hierro fundido.
PCT	PCT/IB2004/002946		1	Método y aparato para la destrucción de desechos materiales tóxico y generación de un gas reductor.

* Estatus: 1 = Solicitud; 2 = Patente otorgada.

Marcas

Hylsamex y sus subsidiarias son poseedores de las siguientes marcas y avisos comerciales:

- CONSTRUYE FUERTE, CONSTRUYE CON VARILLA HYLSA
- PARA TODA LA VIDA, VARILLA HYLSA, LA FUERTE
- VARILLA HYLSA, VARILLA FUERTE
- HYLSA TRADICION Y EXPERIENCIA
- VARILLA HYLSA, FORTALEZA QUE DA CONFIANZA
- ALAMBRON HYLSA, CALIDAD QUE DA CONFIANZA
- HYLSA Y DISEÑO
- CONSTRUYE FUERTE, CONSTRUYE CON HYLSA
- EL ACERO DE MEXICO
- HYLSA
- R E 42
- HYLSA
- R-52
- ALFA
- P.T.R.
- HYL
- R-42
- HYLSA Y DISEÑO
- HYLSA
- MAKROTEK
- P.E.R.
- TENS-HYL
- HYL Y DISEÑO
- HYTEMP
- HYLSA
- NIPLES SUPERIOR Y DISEÑO
- HYLSAMEX
- EL SUPERIOR
- HY-RECOVERY
- HCI
- latinacero.com
- acerotienda.com
- GALMET
- THERMAL
- SUPRA
- PANEL LIGHT
- METAL BUILDING
- LE DAMOS VIDA AL ACERO
- G GALVAK Y DISEÑO
- GALVAKOLOR
- G GALVAK Y DISEÑO
- GALVAMURO
- GALVATECHO
- GALVAMET Y DISEÑO
- GALVACERO
- MONOMURO 1000
- SUPERMURO 1000
- GALVADECK 25
- GALVATEJA
- GALVADUR
- GALVAPLUS
- ZINCAL
- GALVAL
- ZINKAL
- GALVANNEAL
- FRESKALUM
- AGROPANEL
- GALVAPANEL
- GALUZINC
- GALVAZINK
- GALVAPANEL
- PANEL R
- UNIPANEL
- GALVATHERM
- GALVASHAKE
- HABITAPANEL
- TECHMET
- GALVATEK
- GALVATILE
- FRESCADUR
- GALVACER
- GALVABARRO
- GALVATUBO
- GALVABARRO
- MONO
- HI-RIB
- GALVAKRYL
- ECONO-TEJA
- GALVACE
- GALVAZETA
- GALVALOSA

- SER CLIENTE Sistema Electrónico de Respuesta
- SER COMISIONISTA Sistema Electrónico de Respuesta
- GALVALIT
- GALVAKOLOR ULTRA
- VERSA PANEL
- FERROPCIÓN
- MERCAFERRO
- GALVALITE
- GALVALUB
- GALVALAP
- VERSATECHO
- VERSAMURO
- GALVAFRIO
- GALVAFACIA
- GALVADUAL 600
- GALVAFORTE 600
- ARKIFLAT
- ARKIRIB
- GALVARNISH
- GALVARNIZ
- CONDULEK
- KOVERCAR
- COOL ROOF
- ACEREX
- GALVARNIZ
- GALVARNISH
- GALVARNIZ
- GALVATHERM
- GALVACOAT
- GALVADUAL 600
- GALVAFORTE 600
- GALVALAP
- GALVARNISH

Las marcas comerciales propiedad de Hylsamex y sus subsidiarias son muy importantes dentro de la estrategia comercial de la compañía, sobre todo en el caso de los productos de la subsidiaria Galvak, que llegan más directamente al consumidor final. Todas las marcas incluídas en la lista son propiedad de Hylsamex o de sus subsidiarias.

2.2.4. Principales Clientes

En 2004, el 66% de las ventas de Hylsamex se vendió directamente a los consumidores finales y el 34% se vendió a través de distribuidores externos. Los 10 principales clientes de la Compañía representaron 22% del volumen vendido en 2004, y el cliente más grande representó 4%.

2.2.5. Legislación Aplicable y Situación Tributaria

Hylsamex está constituida como una sociedad anónima mexicana y realiza la mayoría de sus operaciones en el territorio nacional. Como tal, está sujeta a las disposiciones legales aplicables a todas las empresas mexicanas, incluyendo la Ley General de Sociedades Mercantiles, la Ley del Impuesto sobre la Renta, la Ley del Impuesto al Valor Agregado, la Ley Federal del Trabajo, entre otras.

Las operaciones de Hylsamex también están reguladas por leyes federales y estatales relativas a la protección del medio ambiente (entre otras) que establecen límites máximos permisibles de contaminantes en descargas de aguas residuales a los sistemas de alcantarillado, y en aguas residuales tratadas. También se regulan los métodos de medición y los máximos permisibles, de concentraciones de monóxido de carbono en el aire, de partículas suspendidas, niveles de ozono, concentración de bióxido de azufre, así como también los procedimientos para la calibración de los equipos de medición de dichos contaminantes. Debido a la realización de actividades especiales como la minería, Hylsamex también está sujeta a leyes particulares como la ley minera.

Hylsamex y sus empresas cuentan con licencias ambientales y demás de funcionamiento y salubridad que se requieren, así como con programas de auditoría ambientales.

A la fecha de este reporte, Hylsamex no es parte de juicios, procesos o demandas legales importantes, que de resolverse en contra de la compañía pudieran tener un efecto importante adverso a la misma.

2.2.6. Recursos Humanos

Al 31 de diciembre de 2004, Hylsamex y Subsidiarias empleaba a 7,386 personas, de las cuales 177 eran funcionarios, 2,543 eran empleados de confianza y 4,666 eran trabajadores sindicalizados. Los trabajadores sindicalizados de la mayoría de las empresas de Hylsamex pertenecen a un sindicato independiente agrupado en la Federación Nacional de Asociaciones Sindicales Autónomas (FENASA). Los trabajadores sindicalizados de Consorcio Minero Benito Juárez - Peña Colorada pertenecen al Sindicato de Trabajadores Mineros, Metalúrgicos y Similares de la República Mexicana.

Hylsamex y Subsidiarias renegocian contratos colectivos con el sindicato cada dos años y los ajustes salariales se hacen en una base anual. La Compañía mantiene una buena relación con su fuerza laboral y nunca ha tenido huelgas.

2.2.7. Desempeño Ambiental

Las operaciones de la Compañía están sujetas a normas y regulaciones ambientales tanto federales, como estatales y municipales. Las leyes ambientales federales más importantes son la Ley General de Equilibrio Ecológico y Protección al Ambiente, Ley de Aguas Nacionales y la Ley General para la Prevención y Gestión Integral de los Residuos.

La Secretaría del Medio Ambiente y Recursos Naturales (SEMARNAT) conjuntamente con la Comisión Nacional del Agua (CNA) y la Procuraduría Federal de Protección al Ambiente (PROFEPA) son las entidades federales encargadas de supervisar la observancia y la aplicación de las leyes reguladoras ambientales. Como parte de sus atribuciones estas instituciones están facultadas para proceder administrativa y legalmente en contra de las empresas que violen las normas y regulaciones ambientales, pudiendo aplicar sanciones económicas o bien clausuras parciales o totales de las instalaciones de una empresa.

El Gobierno Mexicano ha implantado un extenso programa de protección del medio ambiente al promulgar regulaciones concernientes al agua, suelo, subsuelo, emisiones a la atmósfera, ruido, residuos, manejo de substancias peligrosas y actividades riesgosas. Adicionalmente, el Gobierno Mexicano ha ratificado acuerdos internacionales relacionados con el manejo de sustancias persistentes, Bifenilos policlorados y gases de efecto invernadero, entre otros.

Con base en la legislación ambiental el gobierno generó el denominado programa de Industria Limpia. Este programa permite que las empresas establezcan un compromiso de inversiones para mejorar las variables ambientales asociadas a sus operaciones. Este programa se basa en los resultados de auditorias ambientales realizadas por empresas externas autorizadas por el mismo gobierno. Las empresas de Hylsamex están adheridas a este programa y refrendan periódicamente el certificado como industria limpia.

En forma adicional el gobierno mediante la PROFEPA realiza visitas de inspección y verificación del cumplimiento con la legislación ambiental vigente. En algunos casos como resultado de estas inspecciones se han detectado áreas de oportunidad y mejora de equipos de control de la contaminación. Al respecto algunas de las empresas han establecido a través del programa de Industrial Limpia convenios voluntarios de inversión para instalar equipos de control de la contaminación más eficientes. En este sentido la compañía ha invertido alrededor de 5 millones de dólares en los últimos 3 años en la instalación de mejores equipos de control de emisiones a la atmósfera. La mayoría de tales inversiones están enfocadas a equipos de reducción de emisiones de polvo y humo en las plantas de fierro esponja en Monterrey, Puebla y protección ambiental en las minas

La tendencia mundial en regulación ambiental indica que las inversiones en sistemas de control y regulación se incrementarán como resultado de leyes y normas más restrictivas y exigentes. Adicionalmente, no hay garantía de que modificaciones a las leyes reguladoras actuales o la adopción de leyes y regulaciones más estrictas, no resultará en la necesidad de inversión en equipo de control de contaminación que actualmente no forma parte del programa de inversión de la Compañía, o puedan tener un efecto adverso en los resultados de las operaciones de la Compañía.

2.2.8. Información de Mercado

Según datos de CANACERO, el consumo aparente de acero en México ascendió a 15.6 millones de toneladas de productos laminados en 2004, 8.8% más que el año precedente. De esta cantidad, la industria siderúrgica mexicana abasteció el 74%, mientras que las importaciones de acero tomaron el 26% restante.

En el año 2004 la producción de acero líquido de Hylsamex representó el 20% de la producción anual en México. Sin tomar en cuenta a Mittal Steel Lázaro Cárdenas, empresa que se dedica a la producción de planchón (producto semi-terminado), Hylsa ocuparía el primer lugar en producción de acero.

Producción Acero Líquido por Empresa *


20%
23%
24%
22%
22%
Otros
5%
12%
6%
13%
6%
9%
5%
11%
5%
10%
Tamsa
Sicartsa
18%
17%
20%
19%
20%
Hylsamex
21%
23%
20%
19%
18%
Ahmsa
23%
18%
21%
24%
24%
Mittal Steel
Lázaro Cárdenas
(antes Imexsa)
2000
2001
2002
2003
2004

* Fuente: Diez años de estadística siderúrgica 1995 - 2004 , Canacero

Los principales sectores consumidores de lámina rolada en caliente son la industria de la construcción, los fabricantes de contenedores y tanques y los productores de partes automotrices. Los consumidores nacionales de lámina rolada en frío incluyen los productores de tubería, perfiles y partes automotrices, línea blanca y empaques. El principal competidor de Hylsamex en lámina rolada en caliente y lámina rolada en frío es Altos Hornos de México, S.A. de C.V. (Ahmsa) ubicado en Monclova, Coahuila, un productor integrado que fabrica una extensa variedad de productos de acero. Otro competidor es APM S.A. de C.V., perteneciente a Grupo Imsa, S.A. de C.V.

Los calibres más gruesos de varilla reforzada se utilizan en la construcción de edificios y en obras de infraestructura. En lo que respecta al alambrón, la presentación de bajo carbón se utiliza en la industria de la construcción, como alambre, malla y clavo, mientras que el alambrón de alto carbón tiene otros usos industriales como la fabricación de ceja de llanta, resorte colchonero, estrobos, alambre para concreto pre-esforzado, etc. Los alambrones microaleados y barras se utilizan para la fabricación de soldadura automática para la industria automotriz y para fabricar piezas forjadas en frío. La Siderúrgica Lázaro Cárdenas - Las Truchas, S.A. de C.V. (Sicartsa), ubicada en Lázaro Cárdenas, Michoacán e Hylsamex son los competidores líderes en el mercado nacional de alambrón y varilla. Otros competidores son Aceros San Luis, S.A. de C.V., Deacero, S.A. de C.V. y Grupo Vigil, los cuales, en conjunto con otros proveedores y relaminadores regionales, tienen una participación en el mercado relativamente menor.

El mercado mexicano para tubería de acero soldada de pequeño diámetro es regional y sin competencia de producto importado. Los pedidos son generalmente pequeños, con un amplio rango de especificaciones de productos. Hylsamex es el principal productor en este mercado. Su principal competidor es Tubería Nacional, S.A. de C.V.

El mercado de acero recubierto incluye entre sus principales segmentos a la construcción, manufactura diversa (aires acondicionados, muebles, iluminación, etc), la línea blanca y partes automotrices. Se trata de un mercado que incluye clientes industriales que requieren de altas especificaciones de producto y de un sector más comercial servido a través de distribuidores y ferreterías. En cuanto a la tubería con costura de pared gruesa (activos de Hylsa Aceros Tubulares), sus usos son la conducción de fluidos, la industria de la construcción mediante la producción y venta de perfiles estructurales, así como la venta al segmento petrolero con el tubo API (American Petroleum Institute).

Históricamente, el sector galvanizador en México ha tenido una vocación exportadora, desplazando producto a mercados del exterior, entre ellos, la región del TLC, Centroamérica, el Caribe y Sudamérica. Galvak exportó en 2004 el 28% de su volumen total de ventas. Un panorama similar presenta la tubería de pared gruesa con costura, siendo junto con el galvanizado un producto de alto valor agregado que se exporta también dentro de las regiones ya indicadas.

El principal competidor doméstico en acero recubierto es Grupo Imsa, S.A. de C.V. Un competidor de menor escala es Zincacero, S.A. de C.V, que tiene una línea de galvanizado que cubre los usos comerciales. Otro competidor es Grupo Perfiles y Herrajes LM. Adicionalmente hay presencia de importaciones en el mercado mexicano, una porción de este acero complementa la gama producida por los productores mexicanos pero parte del producto está en competencia directa con los procesadores de acero localizados en México.

En cuanto a la venta de tecnología HYL® de reducción directa, ésta se ve más favorecida en mercados o áreas geográficas donde existe disponibilidad de gas natural a precios accesibles y

acceso a mineral de hierro, sin embargo también se pueden utilizar otros combustibles que generan los gases reductores dentro o fuera del proceso HYL®. Hylsamex ha participado en varios proyectos (ahora 100% en operación), los cuales utilizan el proceso HYL®. Estos incluyen plantas en Indonesia, Venezuela, Brasil, México, India, Rusia, Arabia Saudita y Malasia e Irán.

En lo que respecta a asesoría técnica, la Compañía aprovecha su amplia experiencia en procesos de manufactura siderúrgicos y en el procesamiento de acero. En este sentido, HYL ha proporcionado asesoría técnica y entrenamiento en el proceso de manufactura de lámina delgada, galvanizada y pintada, así como también en otros procesos de producción a compañías ubicadas en países tales como: Alemania, Egipto, Tailandia, India, Estados Unidos, España, China y otros. En referencia a lo anterior, la Compañía ha establecido acuerdos con SMS Demag de Alemania, United Engineers and Consultants (UEC de EUA) y Danieli & Co. SpA. (Italia) para comercializar las tecnologías y servicios no relacionadas con la reducción directa de mineral, desarrolladas en Hylsa, y proveer servicios técnicos relacionados con ésta.

2.2.9. Estructura Corporativa

Hylsamex es una empresa controladora pura, es decir, no realiza actividades de tipo operativo directamente, sino que lo hace a través de empresas subsidiarias. En la tabla que se presenta a continuación, se ilustra la forma en que Hylsamex ha organizado la propiedad accionaria de sus empresas subsidiarias.

	% de tenencia al 31 de diciembre de					
	2004			2003		
Hylsa, S.A. de C.V. y subsidiarias:	100			100		
Hylsa Puebla, S.A. de C.V.		100			100	
Hylsa Norte, S.A. de C.V.		100			100	
Consorcio Minero Benito Juárez-Peña Colorada, S.A. de C.V		51			51	
Peña Servicios, S.A. de C.V.			100			100
Las Encinas, S.A. de C.V.		100			100	
Comercializadora Las Encinas, S.A. de C.V.		100			100	
Aceros Prosima, S.A. de C.V.		100			100	
Prosima Servicios, S.A. de C.V.			100			100
Materiales y Aceros Masa, S.A. de C.V.		100			100	
Técnica Industrial, S.A. de C.V.		100			100	
Química Técnica Avanzada			100			100
Transamerica E.&I., Corp.		100			100	
Ferropak Servicios, S.A. de C.V.		100			100	
Ferropak Comercial, S.A. de C.V.		100			100	
Galvak, S.A. de C.V. y subsidiarias:	100			100		
Galvak Servicios, S.A. de C.V.		100			100	
Metal Building Solutions, S.A. de C.V.		100			100	
Galvacer America, Inc.		100			100	
Galvacer Chile, S. A.		100			100	
Galvacer Costa Rica, S.A.		100			100	
Galvacer Servicios, S.A. de C.V.		100			100	
Acerex, S.A. de C.V.		51			51	
Acerex Servicios, S.A. de C.V.			100			100
Ferropción, S.A. de C.V.		100			100	
Galvamet América Corp.		100				
Hylsa Latin, L.L.C. y asociadas:	100			100		
Consorcio Siderurgia Amazonia, Ltd. (Amazonia)		12			37	
Siderúrgica del Orinoco, C.A. (Sidor)			60			60
Express Anáhuac Operadora, S.A. de C.V.	100			100		
Express Anáhuac Inmobiliaria, S.A. de C.V.	100			100		
Express Anáhuac Servicios, S.A. de C.V.	100			100		
Express Anáhuac, S.A. de C.V.		100			100	

2.2.10. Descripción del los Principales Activos

Instalación	Producto	Capacidad ('000 tons)
Aceros Planos		
Plantas de Reducción Directa 3M y 4M en Monterrey	Hierro prerreducido	1,550
Planta #1 DAP	Acero rolado caliente a partir de lingotes o Planchón	720
Planta #2 DAP	Lámina rolada caliente, Lámina ultradelgada	1,525
Líneas de decapado	Lámina caliente decapada	1,288
Molinos Fríos	Acero rolado en frío	680
Alambrón y Varilla		
Planta de Reducción Directa 2P	Hierro prerreducido	880
Acería Planta Puebla	Metal líquido	750
Colada Continua Planta Puebla	Billet	736
Molino de Laminación Planta Puebla	Alambrón y varilla	542
Acería Planta Norte	Metal líquido	540
Colada Continua Planta Norte	Billet	520
Molino de Laminación Planta Norte	Varilla	442
Aceros Tubulares		
Molino formador 6K	Tubería con costura de pared gruesa	96
Molino formador W-35	Tubería con costura de pared gruesa, y perfiles estructurales	48
Molino formador W-200	Tubería con costura de pared gruesa, y perfiles estructurales	30
Molino formador 3K	Tubería con costura de pared gruesa, y perfiles estructurales	48
Mina Las Encinas		
Minas San Ramón, Cerro Náhuatl y Aquila	Toneladas removidas	15,600
Trituración	Mineral triturado	4,240
Concentración	Concentrado	1,800
Peletizadora	Pélet y trozo	1,800
Mina Peña Colorada		
Mina	Toneladas removidas	30,000
Trituración	Mineral triturado	8,000
Preconcentración	Mineral preconcentrado	7,000
Molienda	Mineral molido	7,000
Concentración	Concentrado	4,000
Peletizadora	Pélet	4,000
Acerex		
Centro de Servicio	Lámina cortada	544
Galvak		
Líneas de Galvanizado	Lámina galvanizada y barnizada	478
Líneas de Pintado	Lámina pintada	303
Planta de Tubería	Tubería de pared delgada	105
Líneas de Panel Aislado	Panel de acero aislado	2.5 millones de m^2

2.2.11. Procesos Judiciales, Administrativos o Arbitrales

A la fecha de este reporte, Hylsamex y Subsidiarias no están sujetas a procesos judiciales, administrativos o arbitrales importantes, que de resolverse en contra de la compañía pudieran tener un efecto importante adverso a la misma.

2.2.12. Acciones Representativas del Capital Social

Al 31 de diciembre de 2004 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. Adicionalmente, el capital social de Hylsamex está representado por 101,162,048 de acciones Serie “L” de voto restringido. La parte variable del capital es ilimitada. En seguida se presenta la estructura de accionistas al 31 de diciembre de 2004:

Accionista	Tipo de acciones	Número de acciones	%
Alfa, S.A. de C.V.	B	258,233,637	42.51%
Mercado	B	248,106,826	40.84%
Mercado	L	101,162,048	16.65%
Total		**607,502,511**	**100.00%**

ALFA dejará de ser accionista en Hylsamex cuando se concrete la compra anunciada de Hylsamex por parte del Grupo Techint en 2005. Ver Sección 1.2 Resumen Ejecutivo bajo “Separación de ALFA”.

2.2.13. Dividendos

La asamblea de accionistas de Hylsamex no ha establecido una política de dividendos específica. El pago de dividendos futuros dependerá de varios factores, incluyendo, entre otros, la situación financiera, los resultados de operación, los flujos de efectivo generados por las operaciones, los requerimientos de servicio y pago de deuda, así como los requerimientos de capital reales y proyectados y los planes de expansión de la Compañía, y las disposiciones legales aplicables. De conformidad con las disposiciones aplicables, las sociedades mexicanas únicamente pueden pagar dividendos con cargo a las utilidades retenidas reflejadas en los estados financieros aprobados por los accionistas, sujeto a la aprobación de dichos dividendos por los propios accionistas. Los contratos de financiamiento que la Compañía llegue a celebrar en el futuro podrían contener prohibiciones relacionadas al pago de dividendos en efectivo.

De conformidad con la ley y los estatutos sociales de la Compañía, las utilidades netas de la Compañía, después de separar los importes necesarios para el pago del impuesto sobre la renta, la participación de los trabajadores en las utilidades y otros importes deducibles, se aplican en la siguiente forma:

- En primer lugar, el 5% de las utilidades netas deberá aplicarse a la constitución de una reserva legal hasta que el importe de dicha reserva sea igual a cuando menos el 20% del capital social en circulación;

- En segundo lugar, los tenedores de las acciones Serie "B" podrán destinar un porcentaje de las utilidades netas a la constitución de otras reservas especiales; y

- En tercer lugar, el saldo de las utilidades netas podrá distribuirse a los accionistas en forma de dividendos.

Los dividendos que la Compañía pagará en el futuro no están sujetos a retención de impuestos siempre y cuando dichos dividendos se paguen con utilidades previamente gravadas al nivel de la Compañía.

El decreto, monto y pago de dividendos debe ser aprobado por mayoría de votos de los tenedores de las acciones Serie "B", reunidos en asamblea general ordinaria de accionistas, general pero no necesariamente con base en una recomendación del consejo de administración. Al 31 de diciembre de 2004, Alfa tenía el control de la mayoría de las acciones con derecho a voto de la Compañía y, por tanto, tendrá la capacidad de determinar si se pagarán o no dividendos y, en su caso, el monto de los mismos.

2.3. Asociaciones Estratégicas

Un elemento importante de la estrategia de Hylsamex es llevar a cabo asociaciones estratégicas con empresas nacionales o internacionales, de forma tal que se puedan alcanzar los objetivos de la compañía de una manera más expedita. En ese contexto, destacan las siguientes asociaciones:

(a) Sociedad con Worthington Industries, Inc., de Estados Unidos, en la subsidiaria Acerex:

Hylsamex, por medio de Galvak, y Worthington tienen una participación de 50%-50% en el capital de Acerex, empresa que se dedica al negocio de centros de servicio para clientes de la industria siderúrgica. Worthington es una de las compañías líderes en este mismo ramo en los Estados Unidos. Hylsamex consolida los resultados de Acerex.

(b) Sociedad con Mittal Steel Lázaro Cárdenas, en la subsidiaria Peña Colorada:

Hylsamex e Mittal Steel Lázaro Cárdenas tienen una participación 50%-50% en el capital de Consorcio Minero Benito Juárez Peña Colorada, empresa que se dedica a la extracción de mineral para uso exclusivo de sus accionistas. Mittal Steel Lázaro Cárdenas es una empresa controlada por Mittal Steel con sede en Amsterdam. Hylsamex consolida los resultados de Peña Colorada.

(c) Acuerdo de comercialización con AK Steel:

Hylsamex y la compañía estadounidense AK Steel tienen un acuerdo de comercialización que les permite un mejor acceso a los mercados americano y mexicano, a través de complementar sus respectivas líneas de productos.

(d) Acuerdo de comercialización de tecnología HYL®:

Para la comercialización de su tecnología de reducción de mineral de hierro a nivel mundial, Hylsamex ha firmado acuerdos con empresas de ingeniería y construcción como Ferrostaal AG, de Alemania y Electrotherm de India.

(e) Acuerdos de comercialización de tecnología siderúrgica:

Además de lo anterior, Hylsamex tiene firmados acuerdos para comercializar su experiencia en la industria siderúrgica a nivel mundial, así como para proporcionar servicios de asistencia técnica y adiestramiento. Estos acuerdos son con las siguientes compañías: SMS Demag, de Alemania; UEC, de los Estados Unidos; Danieli, de Italia y Stantec de Canadá.


Hylsa
mex

Capítulo 3
Información Financiera

3.1. Información Financiera Seleccionada

La siguiente tabla presenta información financiera resumida de Hylsamex, S.A. de C.V. y Subsidiarias, de los últimos cinco años.

HYLSAMEX, S.A. de C.V.
Resumen de Información Financiera Consolidada [1]

(Cifras en Ps. millones)	2000	2001	2002	2003	2004
Estado de Resultados:					
Ingreso Total	17,137	13,322	14,745	16,806	26,760
Doméstico	14,437	11,453	11,636	13,013	20,375
Exportación	2,700	1,869	3,109	3,793	6,385
Costo de ventas	(14,310)	(11,815)	(12,693)	(14,815)	(17,942)
Gastos de operación	(1,294)	(1,200)	(1,256)	(1,260)	(1,423)
Utilidad de operación	1,533	307	796	731	7,395
Resultado integral de financiamiento	(720)	(520)	(1,753)	(1,629)	(641)
Otros gastos, neto	(73)	(374)	(477)	(38)	(49)
Participación en resultados de asociadas [2]	(237)	(940)	(103)	315	781
Impuestos y PTU [3]	(302)	(1,407)	555	(239)	(1,251)
Utilidad (pérdida) neta consolidada	201	(2,934)	(982)	(860)	6,235
Interés minoritario [4]	(8)	12	182	(18)	(51)
Utilidad (pérdida) neta mayoritaria	193	(2,922)	(800)	(878)	6,184
Utilidad (pérdida) neta por acción [6]	0.79	(11.99)	(1.58)	(1.73)	11.20
Balance General:					
Activo circulante	6,987	5,069	6,557	6,945	10,158
Activo no circulantes	28,211	24,873	24,273	24,410	23,877
Otros activos	494	338	456	67	64
Activos totales	35,692	30,280	31,286	31,422	34,099
Pasivo circulante no bancario	2,072	2,391	2,718	2,954	4,129
Deuda bancaria	16,776	14,161	12,573	13,051	7,567
Pasivo no bancario a largo plazo	1,020	1,139	1,498	1,860	1,151
Otros pasivos	2,404	3,011	2,740	2,509	2,698
Total pasivos	22,272	20,702	19,528	20,374	15,545
Capital contable	13,420	9,578	11,759	11,048	18,554
Total pasivo y capital	35,692	30,280	31,287	31,422	34,099
Capital mayoritario [5]	11,189	7,439	9,819	9,082	16,509
Valor contable por acción [6]	45.90	30.52	19.39	17.94	27.18
Otra información relevante:					
Capital de trabajo [7]	3,177	2,135	3,125	2,919	4,539
Depreciación y amortización	1,490	1,396	1,356	1,437	1,426
Flujo de la operación [8]	3,023	1,703	2,152	2,168	8,821
Inversión en activo fijo	489	244	227	611	539
Dividendos pagados	-	-	-	-	-

	2000	2001	2002	2003	2004
Volumen de Ventas [9]					
Mercado doméstico	2,287.1	2,020.2	2,195.6	2,252.8	2,436.3
Mercado de exportación	435.1	323.3	581.7	636.6	730.8
Total	2,722.2	2,343.5	2,777.3	2,889.4	3,167.1
Número de empleados	7,421	6,971	7,207	7,219	7,386
Núm. de acciones al cierre	243.76	243.76	506.34	506.34	607.50
Razones Financieras					
Razón circulante	1.22	0.68	2.16	1.83	2.24
Pasivo a capital contable	1.66	2.16	1.66	1.84	0.84
Deuda, neta de caja a capital contable	1.14	1.43	1.02	1.09	0.33
Utilidad de operación a ventas	8.95%	2.30%	5.40%	4.35%	27.63%
Flujo de la operación a ventas	17.64%	12.78%	14.59%	12.90%	32.97%
Cobertura de intereses[10]	1.73	1.07	1.82	1.98	9.26
Deuda neta a flujo de la operación[11]	5.04	8.07	5.55	5.55	0.70
Deuda a pasivo total	0.75	0.68	0.64	0.64	0.49
Deuda a largo plazo a deuda total	0.78	0.64	0.97	0.94	0.95
Efectivo y equivalentes de efectivo	1,536	421	637	1,009	1,413
Gastos financieros, neto	(1,744)	(1,591)	(1,180)	(1,074)	(956)
Comportamiento de la acción HYLSAMXB [12]					
Volumen operado[13]	39,688	18,870	29,841	34,190	294,290
Precio promedio[14]	15.01	5.53	7.43	6.78	17.41
Precio de cierre[14]	9.54	5.00	6.10	6.06	31.76

(Cifras en US$ millones)	2000	2001	2002	2003	2004
Estado de Resultados:					
Ingreso Total	1,440	1,211	1,356	1,449	2,305
Doméstico	1,214	1,041	1,072	1,122	1,755
Exportación	226	170	284	327	550
Costo de ventas	(1,203)	(1,073)	(1,168)	(1,278)	(1,546)
Gastos de operación	(109)	(109)	(116)	(108)	(123)
Utilidad de operación	128	29	72	63	636
Resultado integral de financiamiento	(61)	(47)	(161)	(141)	(55)
Otros gastos, neto	(6)	(35)	(43)	(3)	(4)
Participación en resultados de asociadas [2]	(20)	(88)	(10)	28	68
Impuestos y PTU[3]	(25)	(132)	53	(19)	(105)
Utilidad (pérdida) neta consolidada	16	(273)	(89)	(72)	540
Utilidad (pérdida) neta mayoritaria	15	(271)	(73)	(72)	536
Balance General:					
Efectivo y valores de realización inmediata	133	40	56	85	125
Deuda bancaria	1,448	1,340	1,115	1,104	671

(Cifras en US$ millones)	2000	2001	2002	2003	2004
Otra información relevante:					
Capital de trabajo [7]	274	202	277	247	403
Depreciación y amortización	125	127	125	124	123
Flujo de la operación[8]	253	155	197	187	759
Inversión en activo fijo	43	23	21	55	47
Gastos financieros, neto	(147)	(144)	(109)	(94)	(82)

Notas a la información financiera:

1. Cantidades anuales en millones de pesos reexpresadas al 31 de diciembre de 2004 y millones de dólares nominales. Las cantidades en pesos se convirtieron a dólares usando el tipo de cambio promedio de los períodos en que se dieron los ingresos o egresos, así como el tipo de cambio de cierre para las cifras de balance. Hylsamex considera que es importante complementar la información financiera en pesos con cifras en dólares, debido a la dolarización de sus ingresos, que se estima en 100%, y a la tenencia de acciones por parte de inversionistas extranjeros.
2. Representa la participación de Hylsamex en los resultados de empresa asociada no consolidada Sidor.
3. A partir del año 2000, Hylsamex aplica el Boletín D-4 del Instituto Mexicano de Contadores Públicos, que regula lo relativo al manejo de Impuestos Diferidos. En el estado de resultados de dicho año se incluyen tanto los impuestos causados como los diferidos, lo que contrasta con los años anteriores, cuando el Boletín D-4 no existía.
4. Corresponde a la participación en los resultados consolidados de Hylsamex de los socios minoritarios que se tienen en diferentes empresas.
5. Corresponde al capital contable de la tenedora Hylsamex, S.A. de C.V., es decir, descontando del capital consolidado, el correspondiente a los diferentes socios minoritarios que se tienen en algunas empresas.
6. Calculada con base en el número de acciones en circulación al cierre del año: 607.5 millones en 2004, 506.3 millones en 2003 y 2002, 243.8 millones en 2001 y 2000.
7. Resultado de sumar los saldos de clientes, otras cuentas por cobrar, inventarios y otros activos, y restar el de intereses acumulados por pagar y la de cuentas y gastos acumulados por pagar.
8. Utilidad de operación más depreciaciones y amortizaciones.
9. En miles de toneladas métricas.
10. Flujo de operación dividido entre gastos financieros netos de productos financieros.
11. Deuda bancaria, neta de reservas en efectivo, dividida entre el flujo de operación.
12. Las cifras se refieren a la acción HYLSAMXB.
13. Miles de acciones.
14. Pesos por acción reportados al cierre de cada período, sin ajustar.

3.2. Información Financiera por línea de negocio, zona geográfica y ventas de exportación.

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

Ventas Netas (Cifras en Ps. millones)	**2002**	**%**	**2003**	**%**	**2004**	**%**
México	11,636	78.9	13,013	77.4	20,375	76.1
Estados Unidos y Canadá	2,879	19.5	2,698	16.1	5,478	20.5
Otros	229	1.6	1,095	6.5	907	3.4
Total de ventas netas consolidadas	**14,744**	**100.0**	**16,806**	**100.0**	**26,760**	**100.0**

3.3. Informe de Créditos Relevantes

Los créditos que representan más del 10% de la deuda total por US$671 millones que muestran los estados financieros de Hylsamex, S.A. de C.V. y Subsidiarias al 31 de diciembre de 2004 son los siguientes:

Hylsa Préstamo Sindicado

Deudor:	Hylsa, S.A. de C.V.
Monto Total:	US$160 millones
Monto Tranche A:	US$60 millones
Tipo de Crédito Tranche A:	Línea Revolvente sin garantías
Vencimiento final Tr. A:	27 de septiembre de 2007
Tasa de interés Tranche A:	LIBOR más 1.75% anual, sujeta a una matriz de apalancamiento.
Monto Tranche B:	US$100 millones
Tipo de Crédito Tranche B:	Crédito de Mediano Plazo Amortizable sin garantías
Vencimiento final Tr. B:	30 de septiembre de 2009, con un año de gracia y 16 pagos iguales trimestrales de principal
Tasa de interés Tranche B:	LIBOR más 2.00% anual, sujeta a una matriz de apalancamiento.

Galvak Préstamo Sindicado

Deudor:	Galvak, S.A. de C.V.
Monto:	US$175 millones
Tipo de Crédito:	Crédito de Mediano Plazo Amortizable respaldado por las ventas de exportación de Galvak
Vencimiento final:	13 de agosto de 2009, con un año de gracia y 48 pagos iguales mensuales de principal
Tasa de interés:	LIBOR más 1.125% anual; la sobretasa es de 1.25% si la razón de Deuda menos depósitos del Collection Account y el Reserve Account a EBITDA consolidado es mayor a 2.0; si esta razón es menor a 2.0 la sobretasa es de 1.125%.

Eurobono 2007

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$139 millones.
Plazo:	10 años.
Vencimiento final:	Septiembre 15, 2007.
Intereses:	Tasa 9.25% anual, pagadero en marzo y en septiembre de cada año.

Eurobono 2010

Deudor:	Hylsa, S.A. de C.V.
Monto:	US$161 millones.
Plazo:	8 años.
Vencimiento final:	Diciembre 15, 2010.
Intereses:	Tasa 10.5% anual, pagadero en junio y en diciembre de cada año.

Pagarés de Mediano Plazo

Monto: 19.711 millones de Unidades de Inversión (UDIs) equivalentes a US$6.2 millones al 31 de diciembre de 2004.
Plazo: 7 años.
Deudor: Hylsa, S.A. de C.V.
Vencimiento final: Marzo 9, 2007.
Intereses: Tasa 8.75% anual, pagadero en marzo y en septiembre de cada año.

Certificado Bursátil

Monto: 203.747 millones de Unidades de Inversión (UDIs) equivalentes a US$63.9 millones al 31 de diciembre de 2004.
Plazo: 5 años.
Deudor: Hylsa, S.A. de C.V.
Vencimiento final: Septiembre 9, 2008.
Intereses: Tasa 8.75% anual, pagadero en marzo y en septiembre de cada año.

A la fecha de emisión de este reporte, Hylsamex, S.A. de C.V. y Subsidiarias se encuentra al corriente en el pago del capital e intereses de los créditos antes mencionados.

3.4. Comentarios y Análisis de la Administración sobre los Resultados de la Operación y Situación Financiera

3.4.1. Resultados de operación

General
El siguiente informe debe considerarse en conjunto con los estados financieros dictaminados correspondientes al ejercicio 2004 y la información complementaria que se incluyen en el presente reporte. A menos que se indique de otra manera: a) las cifras están expresadas en millones de pesos (Ps.) de diciembre de 2004 y las variaciones porcentuales, en términos reales, o sea, descontando los efectos de la inflación; b) las tasas de interés están en términos reales. Adicionalmente, algunas cifras se expresan en millones de dólares (US$).

Reexpresión de Estados Financieros
México ha experimentado alta inflación durante ciertos períodos que cubren los Estados Financieros de la Compañía. Durante 2002, 2003 y 2004, la tasa de inflación en México, medida por el cambio en el Indice Nacional de Precios al Consumidor ("INPC") fue de 5.7%, 4.0% y 5.2%, respectivamente. Los PCGA en México requieren que los Estados Financieros reconozcan ciertos efectos de la inflación y, consistentes con dichos requerimientos, las partidas que éstos contienen han sido inflacionados o deflactados según el INPC. Como resultado, los estados financieros preparados bajo los PCGA mexicanos están reexpresados a "pesos constantes" en lugar de presentarse en términos nominales, como lo requieren los PCGA en Estados Unidos. Excepto cuando se indique lo contrario, toda la información que se presenta a continuación se ha reexpresado a pesos de poder adquisitivo del 31 de diciembre de 2004.

De conformidad con los PCGA Mexicanos, los estados financieros de la Compañía deben reflejar todos los efectos financieros derivados de la operación de una empresa en condiciones inflacionarias. Algunos de dichos efectos están reflejados en los estados financieros de la Compañía bajo la partida del resultado integral de financiamiento. Dicha partida incluye (i) los gastos financieros asociados con los fondos obtenidos en préstamo, netos de los intereses y dividendos derivados del efectivo y las inversiones temporales, (ii) la apreciación o depreciación de los valores vendibles y la ganancia o pérdida derivada de la inversión en dichos valores, (iii) las ganancias o pérdidas cambiarias relacionadas con los activos y pasivos monetarios denominados en moneda extranjera, y (iv) las pérdidas por la tenencia de activos monetarios afectados por la inflación, netas de las ganancias por la tenencia de pasivos monetarios afectados por la inflación. En la medida en que los pasivos monetarios de una empresa excedan de sus activos monetarios durante períodos de alta inflación, la empresa podrá registrar una ganancia monetaria.

La mayoría de las ventas de acero de la Compañía se efectúan a precios determinados con base en su equivalente en dólares. A fin de reexpresar sus ingresos a pesos constantes de conformidad con lo dispuesto por los PCGA Mexicanos, la Compañía:

- Las ventas en dólares se registran en pesos utilizando el tipo de cambio del día en que se realizó la venta, y
- Las ventas totales de cada mes del año, se reexpresan al cierrre del ejercicio utilizando el INPC que corresponda a cada mes.

3.4.1.1. Comparación de los Resultados del año 2004 vs. 2003.

Resumen

Hylsamex registró un excelente resultado operativo en 2004. Hylsamex terminó 2004 con el mayor nivel de EBITDA en la historia de la Compañía, generando EBITDA de US$759 millones en el año, más de cuatro veces el EBITDA de US$187 millones obtenido en 2003.


EBITDA Anual
(US$ Millones)
800
700
600
500
400
300
200
100
0
253
155
197
187
759
2000 2001 2002 2003 2004

A lo largo de 2004, las fortalezas competitivas de Hylsamex le permitieron capitalizar el entorno favorable de la industria global del acero. Mientras que el ingreso por tonelada de Hylsamex aumentó en 2004 debido a la estrechez en la demanda y oferta internacional del acero, la Compañía ha mantenido su costo por tonelada relativamente estable como resultado de su integración vertical con acceso a fuentes de mineral de hierro de bajo costo, capacidad para producir fierro esponja, y flexibilidad en su carga metálica.


Ingreso y Costo Erogable por tonelada
(US$/tonelada)
900
800
700
600
500
400
300
200
Ingreso por tonelada
Costo Erogable por tonelada
2001 2002 2003 2004

Por tanto, el margen de EBITDA de la Compañía se ha expandido más que el de otras siderúrgicas que están menos integradas verticalmente o que dependen exclusivamente en chatarra de acero para sus requerimientos de metálicos. Adicionalmente, el estatus de Hylsamex como "proveedor preferido" en el mercado Mexicano, su extensa red de distribución y proximidad al mercado de E.U., le permitieron que registrara un sólido volumen de ventas durante 2004. La Compañía

también capitalizó los beneficios de numerosos programas de eficiencia en costos, implementados en años anteriores.



Razones Financieras Clave
(Veces)
9.3
10.0
8.0
6.0
4.0
2.0
0.0
0.7
2000 2001 2002 2003 2004
Deuda Neta / EBITDA U12M
Cobertura de Intereses EBITDA U12M
Reservas de Efectivo y Deuda Neta
(US$ Millones)
140
120
100
80
60
40
20
0
125
546
1,600
1,400
1,200
1,000
800
600
400
200
-
2000 2001 2002 2003 2004
Reservas de Efectivo
Deuda Neta

El EBITDA de US$759 millones durante 2004 mejoró sustancialmente la estructura de capital de la Compañía. A través de una combinación de US$291 millones de prepagos de deuda realizados con flujo de caja interno y los recursos netos de US$137 millones de la emisión de capital realizada el 15 de julio de 2004, Hylsamex logró una marcada reducción en su deuda neta de caja a un saldo de fin de año de US$546 millones, US$468 millones o 46% menor que el saldo a fines de 2003. Adicionalmente, las subsidiarias principales de Hylsamex -Hylsa y Galvak- refinanciaron US$335 millones de deuda bancaria bajo términos más favorables. El apalancamiento, medido por Deuda Neta a EBITDA U12M, ha disminuido a 0.7x a finales de 2004, una caída significativa del 5.4x observado a finales de 2003. La Cobertura de Intereses (EBITDA U12M a gastos financieros netos U12M) siguió una tendencia similar: alcanzó 9.3x al 31 de diciembre de 2004, comparada a 2.0x a fines de 2003.

Mercado del Acero

La industria del acero en el mundo vivió un año extraordinario en 2004. El mayor crecimiento económico mundial provocó una robusta demanda de acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad. En México, un ambiente económico más positivo ha impactado favorablemente la demanda para varios productos de Hylsamex.

La demanda mundial de acero creció significativamente en 2004, gracias a que el crecimiento económico en regiones importantes del mundo aumentó el consumo de acero. China ha surgido como el motor principal de la demanda siderúrgica, tras experimentar un fuerte crecimiento en su producción industrial y construcción en el pasado reciente. Además de ser un factor clave detrás de la demanda mundial de acero, China también ha sobresalido como un gran consumidor de las materias primas utilizadas en la producción de acero, como lo son la chatarra, el carbón metalúrgico, el mineral de hierro y el coque. Por tanto, la demanda y oferta mundial de acero y sus materias primas se apretó durante 2004, empujando a la alza los precios del acero.

El mercado doméstico de acero mostró crecimiento moderado, al registrar México una expansión al igual que la economía de E.U. De acuerdo a información preliminar de fines de 2004 de la Cámara Nacional de la Industria del Hierro y del Acero ("Canacero"), la demanda doméstica de acero creció 8% en 2004, principalmente a causa de un mayor consumo de placa, productos largos y productos recubiertos. Para la lámina rolada en caliente y rolada en frío -productos que son relevantes para Hylsamex- la demanda permaneció sin cambios en relación a 2003, porque las importaciones de dichos productos cayeron 14% en el año, a causa de la demanda de otras regiones del mundo que absorbió la producción de acero de países tradicionalmente exportadores. Esto ocasionó que en México la producción de lámina rolada en caliente y lámina rolada en frío alcanzara 4.6 millones de toneladas, que es un aumento anual de 3%, debido a que los productores domésticos recuperaron participación de mercado de las importaciones. El mercado de acero plano en México permanece como uno de los más abiertos en el mundo, con importaciones que representan 17% de la demanda doméstica de acero plano en 2004.


Mercado de Productos Planos* en México
(Millones de toneladas métricas por año)
6.0
5.0
4.0
3.0
2000
2001
2002
2003
2004
Producción
Importaciones
Demanda
* Includes hot rolled and cold rolled steel.

Volumen de Ventas

Hylsamex vendió 3,167,000 toneladas de productos de acero durante 2004, un aumento de 10% relativo a las 2,889,300 toneladas vendidas en 2003. Los embarques de productos planos -que también incluyen productos tubulares y acero recubierto- aumentaron 11% o 202 mil toneladas, mientras que la venta de productos largos creció 7% o 76 mil toneladas en el año. El crecimiento de la economía doméstica y una menor penetración de las importaciones hacia México, junto con un mercado internacional de acero favorable, llevó a un fuerte volumen de ventas en 2004.

Los embarques domésticos para el año totalizaron 2,435,900 toneladas, 8% superiores que las 2,252,800 toneladas registradas en 2003. El incremento se derivó de mayor venta de productos planos y mayor tonelaje vendido de alambrón.

Hylsamex registró un año con un sólido volumen de exportación, impulsado por el crecimiento económico en la región de NAFTA. La Compañía reportó el más alto tonelaje de exportación de los últimos 8 años. Los embarques de exportación totalizaron 731,100 toneladas, creciendo 15% comparados con las 636,500 toneladas vendidas en 2003. La mayor parte de este aumento se debió al crecimiento en embarques de exportación de productos planos. Hylsamex exportó 23% del volumen vendido en el año, ligeramente por encima del 22% conseguido en 2003.

Volumen de Ventas ('000 Toneladas métricas)					
	2000	**2001**	**2002**	**2003**	**2004**
Mercado Doméstico	2,287	2,020	2,196	2,253	**2,436**
Mercado de Exportación	435	324	582	636	**731**
Total del Embarques	**2,722**	**2,344**	**2,778**	**2,889**	**3,167**

Ingreso

Los ingresos de Hylsamex para el año terminado el 31 de diciembre de 2004 alcanzaron US$2,305 millones (Ps.26,760 millones), 59% superiores que los US$1,449 millones (Ps.16,806 millones) obtenidos en 2003. El ingreso por tonelada medido en dólares para 2004 fue de US$728/tonelada, US$226 o 45% mayor que el ingreso por tonelada de US$502/tonelada alcanzado en 2003. El ingreso por tonelada en 2004 consistió de un precio promedio de acero de US$688/tonelada y de US$40/tonelada de contribución de otros ingresos relacionados con el acero. El aumento en el ingreso por tonelada versus 2003 fue producido por una mejora de US$229/tonelada en el precio promedio de acero de Hylsamex, que fue marginalmente disminuida por un decremento de US$3/tonelada en los otros ingresos relacionados con el acero.

El principal elemento detrás del crecimiento sustancial en los ingresos durante 2004 ha sido la habilidad de Hylsamex para ágilmente ajustar el precio de los productos de acuerdo a los precios que prevalecen en los mercados internacionales, en particular a los precios del acero en E.U. Los precios también reflejan el mayor costo de ciertos insumos como la chatarra. Hylsamex también ha logrado beneficiarse de la tendencia en los precios internacionales porque la mayoría de sus ventas son ventas spot. Además, la mezcla de productos de valor agregado de Hylsamex ha permitido mejores precios, enriqueciendo el precio promedio de la Compañía.

Medido en términos de Pesos, el aumento en ingresos también alcanzó 59%, que se compone principalmente de un 10% de incremento en embarques y un 45% de crecimiento en ingreso por tonelada (Ps.8,449 en 2004 vs. Ps.5,817 en 2003). La devaluación de 5% del Peso (comparando el tipo de cambio diario promedio de cada año) realzó ligeramente los precios medidos en Pesos.

Los volúmenes y precios fuertes de exportación permitieron que Hylsamex generara ingresos de exportación de US$550 millones en 2004, 68% mayores que los US$327 millones obtenidos en 2003. La privilegiada posición geográfica de la Compañía en la región de NAFTA y su habilidad para ajustar los precios de sus productos fueron los factores determinantes para lograr el aumento en ingresos de exportación.

Ingresos (US$ Millones)					
	2000	2001	2002	2003	2004
Mercado Doméstico	1,214	1,041	1,072	1,122	**1,755**
Mercado de Exportación	226	170	284	327	**550**
Ingreso Total	**1,440**	**1,211**	**1,356**	**1,449**	**2,305**
Ingreso por Tonelada					
Ps./tonelada	6,295	5,685	5,309	5,817	**8,449**
US$/tonelada	529	517	488	502	**728**
Precio Promedio de Venta					
Ps./tonelada	5,652	5,071	4,839	5,318	**7,988**
US$/tonelada	475	461	445	458	**688**

Costo de Ventas

Durante 2004, Hylsamex operó a altos niveles de utilización para hacer frente a una fuerte demanda en México y en el extranjero. Adicionalmente, el ambiente de altos costos de insumos para la industria del acero permaneció prácticamente sin cambios desde principios de 2004. Consecuentemente, Hylsamex ha sostenido la producción de fierro esponja a capacidad máxima -suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas- y sigue beneficiándose de la competitividad del fierro esponja en comparación a otros metálicos. En contraste con productores de acero que están menos integrados en sus procesos productivos, la integración vertical de Hylsamex y la flexibilidad de su carga metálica le han permitido registrar solamente aumentos moderados en el costo de ventas total y en el costo por tonelada, a pesar de los altos precios del gas natural durante la mayor parte de 2004.

Como una señal de una demanda robusta, el Molino #1 de la División de Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) produjo 387,400 toneladas durante 2004, casi cuatro veces la producción de 105,500 toneladas registrada en 2003. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

El costo de ventas para 2004 totalizó US$1,546 millones (Ps.17,942 millones), 21% más alto que los US$1,278 millones (Ps.14,815 millones) registrados en 2003. El alza de 21% en el costo de ventas se derivó de un aumento de 10% en volumen vendido y mayores costos variables en 2004. En una base por tonelada, el costo de ventas permaneció relativamente estable, alcanzando US$488/tonelada, un aumento de US$46/tonelada o 10% comparado a los US$442/tonelada registrados en 2003. En esta comparación, los costos variables aumentaron US$50/tonelada debido a un mayor costo de la chatarra y precios más altos para los energéticos. El aumento en el costo variable por tonelada fue ligeramente compensado por una disminución de US$4/tonelada en el costo fijo por tonelada, causada por mayores embarques.

En seguida se presenta una explicación del comportamiento durante 2004 de los elementos importantes del costo de ventas:

<u>Energéticos</u>

- Gas Natural

El costo efectivo de gas natural para Hylsamex fue de US$5.48/MMBtu en 2004, incrementando 10% comparado con el costo de US$4.97/MMBtu registrado en 2003. En cambio, el precio de referencia de

Hylsamex para el gas natural -el índice del Sur de Texas- aumentó 13% en promedio (US$5.83/MMBtu en 2004 comparado con US$5.14/MMBtu en 2003). El costo efectivo de gas natural para Hylsamex aumentó menos que el precio de mercado como resultado de la estrategia de cobertura de la Compañía. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo.

Al 31 de diciembre de 2004, las coberturas de gas natural comprenden las siguientes posiciones:

2005

- Calendario 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
- Febrero a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
- Enero, y septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

2007

- Calendario 2007: La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

- Electricidad

El costo de electricidad fue de US¢4.29/KWh en 2004, 8% por encima del costo de US¢3.97/KWh observado en 2003. El incremento en el costo de la electricidad fue causado por niveles más altos en los precios internacionales de hidrocarburos.


Insumos Energéticos
Precios Trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
Gas Natural Sur de Texas
Electricidad (US ¢/KWh)
Gas Natural (US$/MMBtu)

Carga Metálica

El costo ponderado de la carga metálica de Hylsamex en 2004 fue de US$197/tonelada, 31% superior al costo de 2003. El costo de la carga metálica aumentó principalmente a causa de un mayor costo de la chatarra durante el año, y en menor grado por incrementos en el precio del gas natural que impactaron el costo del fierro esponja. El costo promedio de producción de fierro esponja en 2004 aumentó US$3/tonelada comparado con el año anterior. Los precios en 2004 tanto de la chatarra doméstica como de la importada aumentaron de manera importante debido a la mayor demanda de los productores de acero. El costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$87/tonelada en comparación con 2003; el costo de la mezcla de chatarra importada en 2004 creció US$94/tonelada comparado a 2003. Como resultado de la competitividad del costo del fierro esponja en relación a otros metálicos, en 2004 Hylsmex aumentó la producción de fierro esponja y su importancia relativa en la carga metálica. En 2004, el contenido total de fierro esponja y chatarra generada internamente en la carga metálica aumentó a 63%, de 61% durante 2003.


Composición Carga Metálica
2004
2003
63%
61%
Fierro esponja y chatarra interna
Otros metálicos

Costo de Ventas	2000	2001	2002	2003	2004
Costo de Ventas Total					
Ps.Millones	14,310	11,815	12,693	14,815	**17,942**
US$.Millones	1,203	1,073	1,168	1,278	**1,546**
Costo de Ventas por Tonelada					
Ps.	5,257	5,042	4,570	5,127	**5,665**
US$.	442	458	421	442	**488**
Margen Bruto	16%	11%	14%	12%	**33%**

Gastos de Operación

Los gastos de operación para 2004 alcanzaron US$123 millones (Ps.1,423 millones), 13% mayores que los US$108 millones (Ps.1,260 millones) registrados en 2003. La razón de gastos de operación a ventas disminuyó a 5% en 2004, de 7% en 2003, como resultado de mayores ingresos y la naturaleza fija de la mayor parte de los gastos de operación.

Utilidad de Operación

La utilidad de operación de 2004 totalizó US$636 millones (Ps.7,395 millones), más de diez veces la utilidad de operación obtenida en 2003 que fue de US$62 millones (Ps.731 millones). El margen de operación para 2004 alcanzó 28%, que se compara con un 4% registrado en 2003. El aumento en utilidad de operación se explica principalmente por la mejora en los precios del acero y la habilidad de Hylsamex para mantener su costo unitario relativamente estable. El mayor volumen de ventas también contribuyó al incremento en utilidad de operación.

Utilidad de Operación y EBITDA	2000	2001	2002	2003	2004
Utilidad de Operación					
Ps. Millones	1,533	307	796	731	**7,395**
US$ Millones	128	29	72	63	**636**
Utilidad de Operación por Tonelada (US$)	47	12	26	22	**201**
Margen de Operación	9%	2%	5%	4%	**28%**
EBITDA					
Ps. Millones	3,023	1,703	2,152	2,168	**8,822**
US$ Millones	253	155	197	187	**759**
EBITDA por Tonelada (US$)	93	66	71	65	**240**
Margen de EBITDA	18%	13%	15%	13%	**33%**

Flujo de Efectivo de Operación

Para el año terminado el 31 de diciembre de 2004, el flujo de efectivo de operación -medido como EBITDA- totalizó US$759 millones (Ps.8,822 millones), más de cuatro veces el EBITDA de US$187 millones (Ps.2,168 millones) registrado en 2003. La mejora en los precios del acero, un costo por tonelada relativamente estable, y mayores embarques explican la generación de EBITDA en 2004 de Hylsamex. En una base por tonelada, el EBITDA en 2004 alcanzó US$240/tonelada, casi cuatro veces el nivel de US$65/tonelada registrado en el año anterior. Hylsamex logró un margen de EBITDA de 33% en 2004, que se compara con el 13% conseguido en 2003.

Cambio en EBITDA de 2003 a 2004

(US$ millones)



186.6
56.1
559.4
(28.5)
(14.6)
759.0
EBITDA 2003
Volumen de Ventas
Contribución Marginal
Costos Fijos
Gastos de Operación
EBITDA 2004

La rentabilidad operativa y la generación de EBITDA alcanzaron muy buenos niveles en 2004, explicados por el ambiente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. La posición privilegiada de la Compañía como un minimill eficiente y verticalmente integrado le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque el costo unitario de la Compañía aumentó en menor grado.

Resultado Integral de Financiamiento

Durante 2004, la Compañía registró un costo financiero neto de US$55 millones (Ps.641 millones), 61% menor que el costo financiero neto de US$141 millones (Ps.1,629 millones) reportado para 2003. La reducción obedece principalmente a US$74 millones de menores pérdidas cambiarias en 2004 que resultaron de la estabilidad relativa que mostró el tipo de cambio Peso-dólar en el año. Adicionalmente, Hylsamex registró una disminución de US$13 millones en su gasto financiero neto, causada por la reducción de deuda llevada a cabo durante 2004.

Resultado Integral de Financiamiento (US$ Millones)					
	2000	**2001**	**2002**	**2003**	**2004**
Productos Financieros	18	10	11	6	**6**
Gastos Financieros	(165)	(154)	(120)	(101)	**(88)**
Gastos Financieros, neto	(147)	(144)	(109)	(95)	**(82)**
Efecto en Cambio de Paridad	(26)	45	(116)	(88)	**(14)**
Resultado por Posición Monetaria	117	56	70	44	**46**
Activo Pasivo Laboral	(5)	(4)	(6)	(4)	**(5)**
CIF Capitalizado	(0)	(0)	0	2	**0**
Resultado Integral de Financiamiento	(61)	(47)	(161)	(141)	**(55)**
Variables Macroeconómicas					
Paridad Ps/US$ fin de período	9.5997	9.1423	10.3125	11.2360	**11.2648**
Apreciación (Depreciación) del peso	(0.81%)	4.76%	(12.80%)	(8.96%)	**(0.26%)**
Inflación Doméstica	8.96%	4.40%	5.70%	3.98%	**5.19%**

Impuestos

Hylsamex realizó un cargo a resultados de US$105 millones (Ps.1,251 millones) por impuestos y reparto de utilidades en 2004, que se compara con el cargo de US$19 millones (Ps.239 millones) hecho en 2003. A consecuencia de la mejora en rentabilidad, la provisión por impuestos (causados y diferidos) de la Compañía hubiera sido US$168 millones; sin embargo, la Compañía tuvo un beneficio fiscal extraordinario por la aplicación de pérdidas fiscales pendientes por amortizar y créditos de impuesto al activo que disminuyeron la provisión de impuestos a US$74 millones. El beneficio fiscal extraordinario provino de la cancelación de reservas contra pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo. Dichas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar totalmente los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas reservas. Además, Hylsamex reconoció US$31 millones de reparto de utilidades, un aumento de US$29 millones en relación al año anterior. El reparto de utilidades creció debido a la mejora en la rentabilidad de la Compañía.

Impuestos y Reparto de Utilidades (US$ Millones)	2000	2001	2002	2003	2004
Impuestos	(22)	(130)	55	(17)	**(74)**
Reparto de Utilidades	(3)	(2)	(2)	(2)	**(31)**
Total	(25)	(132)	53	(19)	**(105)**

* Durante 2004, los impuestos pagados en efectivo de Hylsamex ascendieron a US$32 millones.

Utilidad (Pérdida) Neta Consolidada

Para 2004, Hylsamex reportó una utilidad neta consolidada de US$540 millones (Ps.6,235 millones), que se compara favorablemente con la pérdida neta de US$72 millones (Ps.860 millones) reportada para 2003. La variación significativa se debe principalmente al repunte positivo en la rentabilidad operativa de la Compañía de 2003 a 2004, un menor costo financiero neto y una mayor utilidad por método de participación de Amazonia, parcialmente compensadas por una mayor carga fiscal.

Utilidad (Pérdida) Neta Consolidada (US$ Millones)	2000	2001	2002	2003	2004
Utilidad de Operación	128	29	72	63	**636**
Resultado Integral de Financiamiento	(61)	(47)	(161)	(141)	**(55)**
Otros gastos y partidas especiales, neto	(6)	(35)	(43)	(3)	**(4)**
Participación en resultados de asociadas	(20)	(88)	(10)	28	**68**
Impuestos causados y diferidos, y reparto	(25)	(132)	53	(19)	**(105)**
Utilidad Neta Consolidada	16	(273)	(89)	(72)	**540**

Inversiones en Activo Fijo

La inversión en activo fijo totalizó US$46 millones (Ps.538 millones) en 2004, que se compara con US$55 millones (Ps.635 millones) invertidos en 2003. De la inversión realizada en 2004, US$8 millones (Ps.95 millones) fueron erogados en el descapote de mineral en las minas y US$27 millones (Ps.315 millones) fueron desembolsados en inversiones normales de Hylsa. En 2004, la Compañía invirtió 10 millones de dólares para ampliar la capacidad de Galvak, concluyendo los proyectos de la Línea de Pintado III, Acanaladora IV, y el Molino de Perfiles. Adicionalmente, durante el año 2004 Galvak utilizó el esquema "sale–leaseback" para financiar proyectos tales como la Línea 2 de panel, Perfiles Galvanizados, y Acanalado IV, por un total de US$8 millones. Además Galvak estableció dos nuevos centros de servicio en Estados Unidos, para llegar a un total de 5 unidades de este tipo en este país. De esta manera, Galvak terminó su plan de expansión iniciado a fines de 2002.

Inversión en Activo Fijo (US$ Millones)	2000	2001	2002	2003	2004
Hylsa	40	(5)	14	24	**35**
Galvak	6	28	7	31	**10**
Otros	(3)	0	0	0	**1**
Total Inversión en Activo Fijo*	**43**	**23**	**21**	**55**	**46**

* Incluye cargos diferidos

Deuda y Estructura Financiera

La deuda neta de Hylsamex al 31 de diciembre de 2004 totalizó US$546 millones, 46% o US$468 millones menor que el saldo de US$1,014 millones que se tenía a fines de 2003. Esta reducción significativa de deuda neta en 2004 se obtuvo principalmente a través de US$291 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo en 2004, los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria, y un aumento considerable en el flujo de efectivo libre que incrementó las reservas de efectivo en US$40 millones de fines de 2003 a un saldo de US$125 millones al 31 de diciembre de 2004. El cambio anual en la deuda neta se explica en la siguiente tabla:

Variaciones en Deuda Neta (US$ Millones)	
Deuda total al 31 de diciembre de 2003 (1)	**1,099**
Flujo de Efectivo (EBITDA)	(759)
Capital de trabajo Neto	205
Emisión de capital	(137)
Intereses acumulados por pagar	77
Cuenta por pagar a largo plazo Alfa	44
Impuestos pagados	32
Inversiones en activo fijo	46
Deuda PIK acumulada	8
Cambio en niveles de efectivo	40
Otros	16
Deuda Total al 31 de diciembre de 2004 (1)	**671**
Menos: Saldo de Efectivo	(125)
= **Deuda Neta al 31 de diciembre de 2004**	**546**

(1) Incluye intereses acumulados por pagar y reservas restringidas

- Intereses Pagados: Los pagos por intereses en 2004 sumaron US$69 millones (Ps.795 millones), menores que los US$79 millones (Ps.922 millones) pagados durante 2003.

- Impuestos Pagados: En 2004, los impuestos pagados ascendieron a US$32 millones, moderadamente menores a los US$34 millones erogados en 2003.

- Capital de Trabajo Neto (CTN): Para el año terminado el 31 de diciembre de 2004, el CTN representó un uso de efectivo de US$205 millones (Ps.2,399 millones). La inversión considerable en CTN durante este período se debe básicamente al notable aumento en el valor monetario de los embarques del acero y las materias primas durante el año, y al mayor volumen de ventas y producción. El cambio en CTN fue impulsado principalmente por:

  - Un uso de efectivo de US$103 millones (Ps.1,197 millones) en cuentas por cobrar, derivado principalmente de mayores ventas y embarques, que fue parcialmente compensado por una administración más eficiente de las cuentas por cobrar ya que la rotación disminuyó a 39 días, comparado a 43 días en 2003.
  - Un uso de efectivo de US$143 millones (Ps.1,669 millones) en inventarios.
  - Una fuente de efectivo de US$41 millones (Ps.468 millones) proveniente de cuentas por pagar.

Estructura de la Deuda	A diciembre de 2003	A diciembre de 2004
Deuda Total,US$ Millones (1)	**1,099**	**671**
Plazo		
Corto Plazo	0%	**0%**
Largo Plazo	100%	**100%**
Tasa de interés		
Fija	33%	**56%**
Variable	67%	**44%**
Moneda		
Pesos y UDI´s	6%	**11%**
US$	94%	**89%**
Procedencia		
Extranjera	66%	**23%**
Doméstica	34%	**77%**
Costo promedio	**6.9%**	**7.1%**
Vida promedio	**4.5x**	**3.9x**

(1) Incluye intereses acumulados por pagar

Vencimiento de Deuda a Largo Plazo (US$ Millones)	A diciembre de 2003	A diciembre de 2004
2003	0	**0**
2004	65	**6**
2005	154	**29**
2006	125	**73**
2007	260	**217**
2008	143	**135**
2009	70	**49**
2010	282	**162**

Liquidez

Hylsamex experimentó una excelente liquidez en 2004. La fuerte generación de flujo de efectivo de operación aumentó las reservas de efectivo, que alcanzaron US$125 millones (Ps.1,413 millones) al 31 de diciembre de 2004, un incremento de US$40 millones en relación al saldo de US$85 millones (Ps.1,009 millones) a fines de 2003. La Línea de Crédito Revolvente por US$60 millones de Hylsa, que fue otorgada para apoyar los requerimientos de capital de trabajo, no ha sido utilizada.

Participación en Resultados de Asociadas (Amazonia)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$68 millones (Ps.781 millones) en 2004, que se compara con la utilidad de US$28 millones (Ps.315 millones) registrada en 2003. Sidor reportó una buena rentabilidad operativa como consecuencia de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los

productores de acero de más bajo costo en el mundo con integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

- **Otros Eventos Relevantes**

Hechos Recientes en Gas Natural

En principios de 2005, el programa de coberturas de gas natural de la Compañía le ha ayudado a alcanzar ahorros en costo y un precio relativamente estable. Los precios actuales para los primeros tres meses de 2005 se muestran a continuación:

- Para enero de 2005, el precio de gas natural del Sur de Texas fue fijado en US$5.70/MMBtu. Como resultado de las coberturas financieras, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de enero en exceso de 200 contratos tendrá un costo a precio de mercado.

- Para febrero de 2005, el precio de gas natural del Sur de Texas fue fijado en US$5.70/MMBtu. Como resultado de las coberturas financieras, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de febrero en exceso de 200 contratos tendrá un costo a precio de mercado.

- Para marzo de 2005, el precio de gas natural del Sur de Texas fue fijado en US$5.91/MMBtu. Como resultado de las coberturas financieras, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de marzo en exceso de 200 contratos tendrá un costo a precio de mercado.

La siguiente gráfica describe el costo de gas natural de Hylsamex de abril a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras contratadas. La gráfica también muestra el precio promedio y alto-bajo de futuros de abril a diciembre de 2005, al cierre de los precios de futuros del 9 de marzo de 2005.


Costo Gas Natural Abr-Dic 2005
(con coberturas)
Costo Sin Coberturas
Costo Hylsamex
Costo Hylsamex US$/MMBtu
8.00
7.00
6.00
5.00
4.00
3.00
3.00 4.00 5.00 6.00 7.00 8.00
Precio Sur de Texas US$/MMBtu
Abr-Dic 2005 Precio Promedio Futuros
Abr-Dic 2005 Rango Alto-Bajo Precio Futuros

3.4.1.2. Comparación de los Resultados del año 2003 vs. 2002.

Resumen

Hylsamex registró resultados operativos estables durante 2003, dado que la generación de EBITDA estuvo distribuida uniformemente en el año, a pesar de la volatilidad observada en los precios internacionales y demanda del acero, y el mayor costo de ciertos insumos. El ingreso por tonelada alcanzó US$502/tonelada, un incremento de 3% comparado con 2002. De manera similar, el volumen anual de ventas aumentó 4% a 2,889,500 toneladas. La Compañía registró otro año de sólidos volúmenes de exportación, ya que los embarques al extranjero fueron los más altos en los últimos 8 años. El EBITDA de Ps. 2,168 millones (US$187 millones) fue ligeramente mayor que el obtenido en 2002, y ayudó a que la Compañía lograra disminuir su deuda neta en US$42 millones para llegar a un saldo de US$1,014 millones al 31 de diciembre de 2003.



Variables de Operación
900
750
600
450
300
150
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T
2000
2001
2002
2003
Toneladas ('000)
Ingreso por tonelada (US$)
Costo Erogable por tonelada (US$)

Debido a un nivel similar de EBITDA en relación al 2002, la situación financiera de la Compañía permaneció estable. El apalancamiento, medido por Deuda Neta a EBITDA, fue de 5.44x, virtualmente sin cambios comparado con el 5.36x registrado a fines de 2002. La cobertura de gastos financieros creció a 2.0x,de las 1.8x reportadas en 2002.

Durante el año, Hylsamex tomó pasos para mejorar su perfil financiero, incluyendo el refinanciamiento exitoso de un crédito en Hylsa. Un 91.18% de los tenedores del Pagaré a Mediano Plazo de Hylsa con vencimiento en 2007 lo intercambiaron por un nuevo Certificado Bursátil pagadero en 2008, representando 203.7 millones de UDIs (US$60.7 millones; asumiendo un tipo de cambio de Ps.11.30/US$).


Deuda Neta
(US$ millones)
EBITDA U12M
(US$ millones)
1,600
1,400
1,200
1,000
800
600
400
400
350
300
250
200
150
100
50
-
2001
2002
2003
Deuda Neta
EBITDA U12M
Apalancamiento
(Veces)
Cobertura de Intereses
(Veces)
9.0
8.0
7.0
6.0
5.0
4.0
3.0
3.0
2.0
1.0
0.0
2001
2002
2003
Deuda Neta / EBITDA U12M
Cobertura Int. U12M

Mercado del Acero

La industria del acero en el mundo vivió un año dinámico en 2003. A principios del año, un crecimiento inusual en la demanda de acero en el Lejano Oriente seguido por un paro repentino en las compras, originó una burbuja en los precios internacionales que pronto reventó. Sin embargo, desde el 3T03, el crecimiento económico en Asia aunado a la evidencia clara de una recuperación en E.U., han estimulado fuertemente la demanda mundial de acero. Así, el 4T03 vió un mercado de acero apretado y robusto, con tendencias de precio ascendentes en todos los productos, y que continúa en lo que va de 2004. La cancelación adelantada de los aranceles al acero de la Sección 201 en E.U. no ha tenido impacto alguno en los precios en Norte América, ya que la demanda del Lejano Oriente ha ayudado a estabilizar la demanda y oferta mundial, y la debilidad del dólar hace las importaciones menos atractivas. Adicionalmente, desde fines del 4T03, Hylsamex de nuevo ha encontrado oportunidades de exportación debido al alza en precios. Por el contrario, poco crecimiento fue observado en 2003 en los mercados domésticos de acero en los que la Compañía participa.

Como se mencionó, el mercado doméstico de acero mostró poco dinamismo, debido al lento crecimiento económico de México. De acuerdo a información oficial de la Cámara Nacional de la Industria del Hierro y del Acero ("Canacero"), la demanda doméstica de acero plano -lámina rolada en caliente y lámina rolada en frío que son relevantes para Hylsamex- solamente creció 2% en relación a 2002. Sin embargo, las importaciones de lámina rolada en caliente y lámina rolada en frío cayeron 15% en el año, ya que la demanda de Asia absorbió la producción de acero de países tradicionalmente exportadores. Como consecuencia, en México la producción de lámina rolada en caliente y lámina rolada en frío alcanzó 4.5 millones de toneladas, que es un aumento anual de 5%, debido a que los productores domésticos recuperaron participación de mercado de las importaciones.


Mercado de Productos Planos en Mexico*
(Millones de toneladas métricas por año)
6.0
5.0
4.0
3.0
2.0
1.0
2000
2001
2002
2003
* Lámina rolada en caliente y en frío
Producción
Importaciones
Demanda

Volumen de Ventas

Hylsamex vendió 2,889,500 toneladas de productos de acero durante 2003, un aumento de 4% relativo a las 2,777,500 toneladas vendidas en 2002. Los embarques de productos planos -que consisten de lámina rolada en caliente y en frío, productos tubulares y acero recubierto- aumentaron 3% o 60 mil toneladas, mientras que la venta de productos largos creció 5% o 52 mil toneladas en el año.

Los embarques domésticos para el año totalizaron 2,252,800 toneladas, 3% superiores que las 2,195,600 toneladas registradas en 2002. El incremento se derivó de mayor venta de ciertos productos planos y mayor tonelaje vendido de billet, un producto largo semi-terminado. Las otras categorías principales de productos de acero permanecieron en niveles similares al año de 2002.

Hylsamex registró otro año de sólidas exportaciones, impulsadas por la demanda asiática y el repunte económico en Norte América a fines del año. La Compañía reportó el más alto tonelaje de exportación en 8 años. Los embarques de exportación totalizaron 636,500 toneladas, creciendo 9% comparados con las 581,900 toneladas vendidas en 2002. La mayor parte de este aumento se debió al crecimiento en embarques de exportación de productos largos, recubiertos y tubulares, ya que la exportación de productos planos reflejó una ligera reducción. Hylsamex exportó 22% del volumen vendido en el año, similar al 21% conseguido en 2002.

Volumen de Ventas (000 Toneladas métricas)					
	1999	2000	2001	2002	2003
Mercado Doméstico	2,476	2,287	2,020	2,196	**2,253**
Mercado de Exportación	373	435	324	582	**637**
Total del Embarques	**2,849**	**2,722**	**2,344**	**2,778**	**2,890**

Ingresos

Los ingresos de Hylsamex para el año terminado el 31 de diciembre de 2003 alcanzaron Ps.16,806 millones (US$1,449 millones), 14% superiores que los Ps.14,745 millones (US$1,356 millones) obtenidos en 2002. El ingreso por tonelada medido en dólares para 2003 fue de US$502/tonelada, US$14 ó 3% mayor que el ingreso por tonelada de US$488/tonelada alcanzado en 2002. El ingreso por tonelada en 2003 consistió de un precio promedio de acero de US$458/tonelada y de un US$43/tonelada de contribución de otros ingresos relacionados con el acero. La totalidad de

este aumento está asociada a un mayor precio promedio de acero de Hylsamex, que alcanzó US$458/tonelada, US$13 ó 3% superior al nivel de US$445/tonelada logrado en 2002. La contribución por tonelada de otros ingresos relacionados con el acero fue idéntica a la de 2002.

En relación al precio promedio en términos de dólares, Hylsamex obtuvo un aumento de 4% en el precio promedio doméstico, mientras que el precio promedio de exportación se mantuvo sin cambios. La mayoría de este incremento en el precio promedio doméstico fue acreditada a mejoras en el precio de productos largos. Este aumento se registró aun y cuando Hylsamex vendió una mezcla menos rica de producto comparado a 2002, ya que la Compañía duplicó sus embarques de billet, ventas que sin embargo, fueron acompañadas de un aumento de 14% en el precio promedio de billet. Durante 2003, el precio promedio doméstico ligeramente aumentó en las Divisiones de productos planos, recubiertos y tubulares.

El precio promedio de exportación permaneció sin cambio comparado a 2002, como resultado de un decremento de 3% en el precio de exportación de la División de productos planos, parcialmente compensado por un aumento de 3% en el precio de exportación de productos largos y recubiertos. El precio promedio de exportación también permaneció estable debido a que Hylsamex exportó más tonelaje de productos largos durante el año.

Medido en términos de Pesos, el aumento en ingresos alcanzó 14%, que se compone de un 4% de incremento en embarques y un 10% de crecimiento en ingreso por tonelada (Ps.5,817 en 2003 vs. Ps.5,309 en 2002). Si bien la Compañía fue exitosa al traspasar varios incrementos en precio durante el año en categorías de productos planos y largos, la devaluación de 12% del Peso (comparando el tipo de cambio diario promedio de cada año) también ayudó a realzar los precios medidos en Pesos.

Los ingresos de exportación en 2003 sumaron Ps.3,793 millones (US$327 millones), 22% por encima de los Ps.3,109 millones (US$284 millones) registrados en 2002. El aumento se debió a mayores embarques de exportación de productos largos, recubiertos y tubulares.

Ingresos (US$ Millones)					
	1999	2000	2001	2002	2003
Mercado Doméstico	1,178	1,214	1,041	1,072	**1,122**
Mercado de Exportación	195	226	170	284	**327**
Ingreso Total	**1,373**	**1,440**	**1,211**	**1,356**	**1,449**
Ingreso por Tonelada					
Ps./tonelada	6,303	6,295	5,684	5,309	**5,817**
US$/tonelada	482	529	517	488	**502**
Precio Promedio de Venta					
Ps./tonelada	5,784	5,652	5,071	4,839	**5,318**
US$/tonelada	443	475	461	445	**458**

Costo de Ventas

El costo de ventas para 2003 totalizó Ps.14,815 millones (US$1,278 millones), 16.7% más alto que los Ps.12,693 millones (US$1,168 millones) registrados en 2002. El alza en el costo de ventas se derivó principalmente de mayores costos de energéticos y chatarra, seguido por un aumento de 4% en volumen vendido, y un precio más alto del acero surtido por terceros requerido para las operaciones de recubiertos. El incremento en el costo de ventas fue disminuido por el efecto positivo de la

devaluación de 12% de la divisa local (comparando el tipo de cambio diario promedio de cada año) en elementos del costo ligados al Peso.

Costo de Ventas					
	1999	2000	2001	2002	2003
Costo de Ventas Total					
Ps.Millones	14,056	14,310	11,815	12,693	**14,815**
US$.Millones	1,076	1,203	1,073	1,168	**1,278**
Costo de Ventas por Tonelada					
Ps.	4,935	5,257	5,042	4,570	**5,127**
US$.	378	442	458	420	**442**
Margen Bruto	22%	16%	11%	14%	**12%**

En una base por tonelada, el costo de ventas en 2003 totalizó US$442/tonelada, aumentando US$22/tonelada o 5% comparado a los US$420/tonelada registrados en 2002. El incremento de US$22/tonelada provino de un aumento de US$27/tonelada en el costo variable, en parte compensado por una reducción de US$5/tonelada en el costo fijo. El mayor costo variable tuvo su origen en precios más altos en 2003 para insumos como energéticos, chatarra, y de acero surtido por terceros para la operación de recubiertos. La disminución en el costo fijo por tonelada se debió al mayor tonelaje vendido que produjo un uso más eficiente de los costos, y también fue causado por el efecto positivo de la devaluación de 12% del Peso en elementos del costo fijo ligados a la moneda local. En seguida se presenta una explicación del comportamiento durante el año de los elementos importantes del costo de ventas:

Energéticos

Gas Natural. El costo efectivo de gas natural para Hylsamex fue de US$4.97/MMBtu en 2003, incrementando 43% comparado con el costo de US$3.48/MMBtu registrado en 2002. En cambio, el precio de referencia de Hylsamex para el gas natural -el índice del Sur de Texas- aumentó 70% en promedio (US$5.14/MMBtu en 2003 comparado con US$3.03/MMBtu en 2002). La estrategia de coberturas de la administración fue efectiva porque aproximadamente 95% de las necesidades anuales de gas natural fueron protegidas con mecanismos que redujeron la volatilidad conectada a los precios "spot" del Sur de Texas a un estrecho túnel entre US$4.95/MMBtu y US$5.25/MMBtu. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. Además, la Compañía activamente implementa coberturas físicas para reducir el consumo de gas natural cuando el costo es alto.

Durante el 4T03, la administración vio la oportunidad de monetizar el techo del túnel en US$5.00/MMBtu para los meses de Enero a Octubre de 2004, que cubrían 63% de los requerimientos de gas natural. Como resultado de la transacción, Hylsamex recibirá un descuento de US$0.375/MMBtu en su costo de gas natural de Enero a Octubre de 2004, por 200 contratos mensuales. Por lo tanto, esto se traduce a un beneficio total no realizado de US$7.5 millones.

Al 31 de diciembre de 2003, el programa de cobertura de gas natural comprende las siguientes posiciones:

- 2004: 63% de las necesidades de noviembre y diciembre cubiertas con un túnel sin costo entre US$4.1225-5.00/MMBtu contra el precio del Sur de Texas; la Compañía mantiene el piso del túnel en US$4.1225/MMBtu para el 63% de las necesidades de enero a octubre.

- 2005: 32% de los requerimientos anuales cubiertos con un swap a US$4.58/MMBtu, con un techo en US$7.00/MMBtu, contra el precio de Nymex, que históricamente ha sido US$0.20/MMBtu mayor que el precio del Sur de Texas, en promedio.

Electricidad: El costo de electricidad fue de US¢3.97/KWh, 12% por encima del costo de US¢3.56/KWh observado en 2002. El incremento en el costo de la electricidad fue causado por niveles más altos en los precios internacionales de hidrocarburos. El aumento fue ligeramente compensado por la devaluación de 12% del Peso y su efecto positivo en la porción del costo del fluido eléctrico ligada a la moneda mexicana.


Insumos Energéticos
Precios Trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
Gas Natural
en el Sur de Texas
1T02 2T02 3T02 4T02 1T03 2T03 3T03 4T03
Electricidad (US ¢/KWh)
Gas Natural (US$/MMBtu)

Carga Metálica: El costo ponderado de la carga metálica de Hylsamex en 2003 fue de US$150/tonelada, 16% superior al costo de 2002. El costo de la carga metálica aumentó a causa de un mayor precio de gas natural que impactó el costo del fierro esponja, y también se debió a la tendencia ascendente en el precio de la chatarra durante el año. El costo promedio de producción de fierro esponja en 2003 aumentó US$24/tonelada o 18% comparado con el año anterior. Los precios en 2003 tanto de la chatarra doméstica como de la importada aumentaron de manera similar, en 18% comparado con el año anterior. La carga metálica de Hylsamex en 2003 estuvo compuesta de 52% fierro esponja y 48% chatarra (doméstica, importada o generada internamente).

Gastos de Operación

Los gastos de operación para 2003 alcanzaron Ps.1,260 millones (US$108 millones), casi al mismo nivel de los Ps.1,255 millones (US$116 millones) registrados en 2002. Dado que la mayor parte de los gastos de operación están denominados en Pesos, la disminución en dólares del 6% se debió a la debilidad que mostró la moneda mexicana durante 2003. Adicionalmente, Hylsamex incurrió en menores gastos administrativos como resultado de la cancelación de un impuesto a la nómina anteriormente pagado por la Compañía. La razón de gastos de operación a ventas disminuyó a 7.5% en 2003, de 8.5% en 2002.

Utilidad de Operación

Hylsamex logró una utilidad de operación de Ps.731 millones (US$63 millones) durante 2003, reflejando una disminución de 8% comparada a la utilidad de operación de Ps.796 millones (US$72 millones) obtenida en 2002. El margen de operación para 2003 fue de 4.3% que se compara con un 5.3% registrado en 2002. La baja en utilidad de operación se deriva de los aumentos en costos de energéticos, metálicos y de acero surtido por terceros para las operaciones de recubierto, que fueron

compensados en parte por mayores volúmenes de exportación, una mejora en precios y menores gastos de operación.

Utilidad de Operación y EBITDA					
	1999	2000	2001	2002	2003
Utilidad de Operación					
Ps. Millones	2,460	1,533	307	796	**731**
US$ Millones	188	128	29	72	**63**
Utilidad de Operación por Tonelada (US$)	66	47	12	26	**21**
Margen	14%	9%	2%	5%	**4%**
EBITDA					
Ps. Millones	3,875	3,023	1,703	2,152	**2,168**
US$ Millones	295	253	155	197	**187**
EBITDA por Tonelada (US$)	104	93	66	71	**65**
Margen de EBITDA	22%	18%	13%	15%	**13%**

Flujo de Efectivo de Operación

La generación de EBITDA durante 2003 totalizó Ps.2,168 millones (US$187 millones), 1% mayor que los Ps.2,152 millones (US$197 millones) alcanzados en 2002. A pesar de un aumento de 4% en volumen de ventas y mejoras en el precio del acero, alzas significativas en costos variables evitaron que Hylsamex incrementara su generación de EBITDA medida en dólares. En una base por tonelada, EBITDA en 2003 alcanzó US$65/tonelada, una reducción de 9% comparado con el nivel de US$71/tonelada registrado en el año anterior. Hylsamex logró un margen de EBITDA de 13% en 2003, que se compara con el 15% conseguido en 2002.


Cambio en EBITDA de 2002 a 2003
(US$ millones)
197.1
24.1
(39.1)
(1.8)
6.3
186.6
EBITDA 2002
Volumen de Ventas
Contribución Marginal
Costos Fijos
Gastos de Operación
EBITDA 2003

Hylsamex generó un flujo de efectivo considerable derivado de la administración del capital de trabajo neto. En 2003, el capital de trabajo neto representó una fuente de efectivo de US$9 millones; en contraste, el capital de trabajo neto en el año anterior significó un uso de efectivo de US$59 millones. Este cambio de US$68 millones se debió primordialmente a un saldo de fin de año de inventario virtualmente constante en 2003 comparado con el año anterior, y en menor grado, a un aumento anual en pasivos de capital de trabajo.

Resultado Integral de Financiamiento

La Compañía reconoció un costo financiero neto de Ps.1,629 millones (US$141 millones) en 2003, que se compara con un costo financiero neto de Ps.1,753 millones (US$161 millones) registrado en 2002. Una parte considerable de la variación se relaciona con menores gastos financieros en 2003, comparado con los gastos financieros de 2002 que incluyen siete meses de saldos de deuda pre-reestructuración. Dado que la inflación doméstica fue similar en 2003 y 2002, la reducción anual también se explica por menores pérdidas cambiarias y ganancias monetarias, como resultado de la disminución de deuda en moneda extranjera en 2003 con respecto a 2002, que también representa una disminución de pasivo monetario.

Impuestos

Hylsamex realizó cargos a resultados de Ps.239 millones (US$19 millones) por impuestos en 2003. En cambio, en 2002 la Compañía acreditó Ps.555 millones (US$53 millones) en impuestos. El cargo a resultados en 2003 se produjo debido a la cancelación de activos de impuestos diferidos generados en años anteriores, que estimaciones actuales asumen no serán recuperados.

Utilidad (Pérdida) Neta Consolidada

En 2003, Hylsamex registró una pérdida neta consolidada de Ps.860 millones (US$72 millones), 12% menor en relación a la pérdida neta de Ps.982 millones (US$89 millones) de 2002. El cambio se debe principalmente a un menor RIF derivado de un reconocimiento más pequeño de pérdidas cambiarias, así como de una menor carga financiera resultante de la reestructuración de la deuda. Adicionalmente, la disminución se produjo por una mayor ganancia por método de participación en los resultados de Sidor, y por cargos especiales a resultados hechos en 2002 y no repetidos en 2003.

Inversiones en Activo Fijo

La inversión en activo fijo totalizó Ps.635 millones (US$55 millones) en 2003, que se compara con Ps.227 millones (US$21 millones) invertidos en 2002. De la inversión realizada en 2003, US$14 millones fueron erogados en el descapote de mineral en las minas y US$10 millones fueron desembolsados en inversiones normales de Hylsa. En Galvak, US$31 millones fueron destinados a avances relacionados con su estrategia de expansión. Galvak instaló exitosamente líneas de producción de acero prepintado, tubería mecánica, transformado y paneles aislados, las cuales añadirán valor al acero galvanizado y por tanto ampliarán la ya de por sí familia de productos de alto valor agregado que maneja la empresa. Adicionalmente, Galvak lanzó una nueva iniciativa de distribución, "Galvacer Américas", abriendo un centro de servicio y distribución en Texas. Debido a excelentes resultados, Galvak expandió su red en Norte América, inaugurando centros de distribución en otras ciudades importantes del Sur de E.U.

Inversión en Activo Fijo (US$ Millones)

	1999	2000	2001	2002	2003
Hylsa	74	40	(5)	14	**24**
Galvak	7	6	28	7	**31**
Others	2	(3)	0	0	**0**
Total Inversión en Activo Fijo*	**83**	**43**	**23**	**21**	**55**

* Incluye cargos diferidos

Deuda y Estructura Financiera

La deuda neta de Hylsamex al 31 de diciembre de 2003 alcanzó US$1,014 millones, US$42 millones menor que el saldo de US$1,056 millones que se tenía el 31 de diciembre de 2002. La disminución en deuda neta fue lograda gracias a pequeñas amortizaciones de deuda de largo plazo durante el año y al aumento de US$29 millones en reservas de efectivo derivado de la reducción en el capital de trabajo neto.

Variación de Deuda Neta (US$ Millones)	
Deuda total al 31 de diciembre de 2002[1]	**1,112**
Flujo de efectivo (EBITDA)	(187)
Capital de trabajo Neto	(9)
Intereses pagados, neto	76
Impuestos pagados	35
Inversiones en activo fijo	55
Deuda PIK acumulada	16
Cambio en niveles de efectivo	29
Otros	(28)
Deuda Total al 31 de diciembre de 2003	**1,099**
Menos: Saldo de Efectivo	85
= Deuda Neta al 31 de diciembre de 2003	**1,014**

(1) Incluye documentos descontados por pagar de US$5 millones, intereses acumulados por pagar y reservas restringidas

Intereses Pagados: Los pagos por intereses en 2003 sumaron US$79 millones (Ps.922 millones), significativamente menores que los US$99 millones (Ps.1,089 millones) pagados en 2002.

Impuestos Pagados: Los impuestos pagados durante el año ascendieron a US$35 millones, moderadamente menores a los US$39 millones erogados en 2002.

Capital de Trabajo Neto (CTN): Para el año terminado el 31 de diciembre de 2003, el CTN representó una fuente de efectivo de US$10 millones, originada por: Niveles de inventario virtualmente constantes.

- Un aumento de US$19 millones (Ps.229 millones) en cuentas por cobrar a clientes, derivado principalmente de mayores ventas en Hylsa, y que fue parcialmente compensado por una administración más eficiente de las cuentas por cobrar ya que la rotación disminuyó a 43 días, comparado a 47 días en 2002.

- Un aumento de US$29 millones (Ps.352 millones) en cuentas por pagar a proveedores y otras cuentas por pagar.

Estructura de la Deuda		
	A diciembre de 2002	**A diciembre de 2003**
Deuda Total,US$ Millones	**1,112**	**1,099**
Plazo		
Corto Plazo	2%	**6%**
Largo Plazo	98%	**94%**
Tasa de interés		
Fija	34%	**33%**
Variable	66%	**67%**
Moneda		
Pesos*	6%	**6%**
US$	94%	**94%**
Procedencia		
Doméstica	34%	**34%**
Extranjera	66%	**66%**
Costo promedio	**7.0%**	**6.9%**
Vida promedio	**5.3x**	**4.5x**
* Incluye deuda contratada en UDIs.		

Vencimientos de Deuda de Largo Plazo (US$ Millones)		
	Al diciembre de 2002	**Al diciembre de 2003**
2003	21	**0**
2004	73	**65**
2005	154	**154**
2006	123	**125**
2007	323	**260**
2008	82	**143**
2009	64	**70**
2010	272	**282**

Hylsa Exitosamente Intercambia su "Pagaré a Mediano Plazo" por "Certificados Bursátiles"

El 19 de diciembre de 2003, Hylsa -subsidiaria de Hylsamex- anunció que concluyó satisfactoriamente el intercambio de sus Pagarés a Mediano Plazo por Certificados Bursátiles. Esta oferta pública de intercambio fue uno de los compromisos de Hylsa acordados con los tenedores del Pagaré a Mediano Plazo en la Asamblea de Tenedores realizada el 13 de marzo de 2002.

Un 91.18% de los tenedores del Pagaré a Mediano Plazo intercambiaron su instrumento por el Certificado Bursátil, representando 203.7 millones de UDIs (US$60.7 millones; asumiendo un tipo de cambio de MXP 11.30/USD). El valor de la Unidad de Inversión al 22 de diciembre fue de 3.348183. El nuevo Certificado Bursátil mantiene la misma tasa de interés real de 8.75%, y tiene vencimientos de principal iguales el 9 de marzo y 9 de septiembre de 2008. Los tenedores que no intercambiaron por Certificados Bursátiles permanecen como titulares del Pagaré a Mediano Plazo con vencimiento el 9 de marzo de 2007. Tanto el Pagaré a Mediano Plazo como el nuevo Certificado Bursátil mantienen una calificación crediticia de "CCC (mex)" de parte de Fitch Ratings. La culminación exitosa de este intercambio mejoró el perfil de vencimientos de la deuda a largo plazo de Hylsa.

Liquidez

Hylsamex terminó el año 2003 con reservas de efectivo de US$85 millones (Ps.1,009 millones), que se comparan con el saldo de US$56 millones (Ps.637 millones) registrado al 31 de diciembre de 2002. El aumento en reservas de efectivo se derivó de fondos liberados a través de una reducción en el capital de trabajo neto, así como un flujo de efectivo interno ligeramente mayor. Además, en los primeros días de octubre Hylsa pagó el saldo de US$10 millones de su línea de crédito revolvente de US$40 millones, la cual no ha sido utilizada desde entonces. En 2004, Hylsamex enfrenta vencimientos de deuda a largo plazo de US$65 millones (US$35 millones corresponden a Hylsa, mientras que US$30 millones pertenecen a Galvak).

Participación en Resultados de Asociadas (Amazonia)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de Ps.315 millones (US$28 millones) en 2003, revirtiendo la pérdida de Ps.103 millones (US$10 millones) registrada en el año anterior. Los resultados operativos de Sidor mejoraron como resultado de la tendencia positiva en la industria global del acero en 2003.

Situación Financiera y Reestructuración de la Deuda

El 23 de junio de 2003, Hylsamex anunció que Amazonia y Siderúrgica del Orinoco, C.A. (Sidor) alcanzaron un acuerdo con sus acreedores financieros y con el gobierno venezolano relacionado a la reestructuración de deuda de Sidor y Amazonia.

Según los términos del acuerdo, la deuda financiera de Sidor y Amazonia se reduce de US$1,883 millones a US$791 millones; algunos accionistas de Amazonia realizaron una aportación de US$133.5 millones en efectivo en una sociedad recientemente constituida, para la adquisición y la futura capitalización de la deuda financiera; el gobierno de Venezuela incrementó su participación en Sidor de 30.0% a 40.3%.

Se liberaron todas las garantías otorgadas por los accionistas de Amazonia reemplazándolas por gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba.

Hylsamex participó en esta reestructuración, primero, a través de su empresa controladora, Alfa, S.A. de C.V., la cual realizó una aportación total en efectivo de US$15.0 millones de dólares a la sociedad recientemente constituida (recibiendo nueva deuda convertible a cambio) y segundo, capitalizando en Amazonia deuda convertible emitida anteriormente por Amazonia por un monto de US$41.5 millones más los intereses acumulados correspondientes. La participación de Hylsamex en Amazonia después de la capitalización de la deuda convertible es de 36.73%.

Eventualmente, cuando ocurra la capitalización de la totalidad de la nueva deuda convertible, la participación de Hylsamex se reducirá a 12.0% y la contribución directa de Alfa resultará en una participación de ésta en Amazonia de 7.5%.

Como resultado de la reestructuración, la deuda financiera de Sidor queda compuesta de tres tramos, uno de US$350.5 millones que será amortizado en 8 años con un año de gracia, otro de US$26.3 millones con amortización en 12 años con un año de gracia y el tramo restante de US$368.6 millones que será amortizado en 15 años con uno de gracia. Además, la deuda que mantenía Sidor con ciertos proveedores del estado venezolano fue fijada en US$45.4 millones a ser pagados durante los próximos cinco años.

Como resultado de este acuerdo, Alfa e Hylsamex mantienen una participación accionaria en un negocio con costos competitivos y una mejor estructura financiera.

Otros Eventos Relevantes

Hylsamex Será Empresa Independiente

El 4 de febrero de 2004, el accionista mayoritario de Hylsamex, Alfa, S.A. de C.V., que posee el 89.97% de las acciones de la Compañía, realizó una asamblea general extraordinaria de accionistas, donde la propuesta para desincorporar a Hylsamex de su portafolio de empresas fue aprobada. Hylsamex también celebró una asamblea general extraordinaria de accionistas el 4 de febrero de 2004, donde fue aceptada la propuesta de modificar algunos de los estatutos sociales de la empresa para adecuarse a esta nueva situación de empresa totalmente independiente.

Como resultado de estas resoluciones, Alfa distribuirá entre sus accionistas su participación en el capital social de Hylsamex, mediante la entrega de títulos valor conocidos como Certificados de Participación Ordinaria (CPOs), los cuales representan dichas acciones. Estos nuevos instrumentos han sido registrados y listados en la Bolsa Mexicana de Valores.

El proceso de desincorporación se realizará en dos etapas. Primero, el 25 de febrero de 2004, Alfa distribuyó a sus accionistas CPOs que representan el 38.97% del capital de Hylsamex. La segunda etapa se llevaría a cabo durante el primer trimestre del 2005, cuando se entregarían CPOs por el 51% restante del capital de Hylsamex.

Hechos Recientes en Gas Natural

Después de mostrar una volatilidad ascendente, los precios del gas natural retrocedieron a niveles alrededor de los registrados en el 4T03.

US$/MMBtu	1T03	2T03	3T03	4T03	Ene. 2004	Feb. 2004	Mar. 2004
Costo efectivo Hylsamex*	4.85	5.03	4.98	5.01	5.74	5.07	N.D.**
Precio Sur de Texas	6.26	5.13	4.78	4.38	5.81	5.29	4.81

*Para la informacion trimestral de 2003, los datos representan el promedio de los precios mensuales.
** N.D.: No disponible

Para enero de 2004, el precio de gas natural del Sur de Texas fue fijado en US$5.805/MMBtu (correspondiente a un precio Henry Hub de US$6.15/MMBtu). Gracias a la monetización parcial del techo del túnel -mencionada en la sección de Costo de Ventas- el costo para Hylsamex de los primeros 200 contratos de consumo será de US$5.43/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de enero en exceso de 200 contratos tendrá un costo a precio de mercado.

Para febrero de 2004, el precio de gas natural del Sur de Texas fue fijado en US$5.285/MMBtu (se relaciona a un precio Henry Hub de US$5.77/MMBtu). De nuevo, para los primeros 200 contratos de consumo durante el mes y como resultado de la monetización parcial del techo, el costo para Hylsamex será de US$4.91/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de febrero en exceso de 200 contratos tendrá un costo a precio de mercado.

Para marzo de 2004, el precio de gas natural del Sur de Texas fue fijado en US$4.805/MMBtu (se relaciona a un precio Henry Hub de US$5.15/MMBtu). De nuevo, para los primeros 200 contratos de consumo durante el mes y como resultado de la monetización parcial del techo, el costo para Hylsamex será de US$4.43/MMBtu, v.g. el precio de Sur de Texas menos el descuento de US$0.375/MMBtu. El consumo de marzo en exceso de 200 contratos tendrá un costo a precio de mercado.

3.4.1.3. Comparación de los Resultados del año 2002 vs. 2001.

Durante el año 2002, Hylsamex concentró sus esfuerzos en mejorar sus resultados operativos y financieros. Mientras que se registraron incrementos en el precio y la demanda de ciertos productos de acero, los mercados continuaron representando un reto para la Compañía. La demanda mejoró, pero el costo de algunos insumos variables requeridos para la producción de acero también se incrementó. El entorno de competencia fue intenso ya que las importaciones de acero al mercado mexicano siguieron representando una parte importante del consumo doméstico. En respuesta a este entorno, la administración de Hylsamex centró su enfoque en identificar recursos alternos para reducir costos y mejorar la competitividad de la Compañía. En general, los logros de Hylsamex a lo largo del año fueron satisfactorios, pero evidentemente insuficientes. Sin embargo, el nivel de incrementos en volumen de ventas, ingresos y generación de flujo de efectivo, obtenidos bajo un crecimiento económico moderado, muestra claramente el potencial de Hylsamex.


Variables Operativas Relevantes
900
750
600
450
300
150
Tonleadas ('000)
Ingreso por Ton (US$)
Costo en efectivo (US$)
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T
1998
1999
2000
2001
2002

En 2002, la industria de acero global mejoró sustancialmente en comparación a 2001 como resultado de incrementos en los precios de venta en todo mundo. Sin embargo, los precios de acero siguen siendo inferiores a los niveles observados en el año 2000. Los gobiernos del mundo reaccionaron al ambiente adverso en el mercado del acero a través de más intervención en 2001. Cabe resaltar la imposición de mayores cuotas de importación y la investigación exhaustiva de prácticas de comercio desleal. Estos movimientos beneficiaron indirectamente a Hylsamex al permitir un nivel de precios más razonable en sus principales mercados. Adicionalmente, la racionalización de capacidad instalada en todo el mundo mejoró la relación oferta/demanda de acero. El ritmo de cierre de plantas y fusiones o adquisiciones se incrementó en todo el mundo en 2002, y aunque una parte de esta capacidad, actualmente en quiebra o reorganización, pueda continuar operando, otra parte quedará cerrada.

A mediados del año 2002 Hylsamex concluyó satisfactoriamente el refinanciamiento de la deuda de sus subsidiarias Hylsa y Galvak. Hylsamex y sus acreedores llegaron a un acuerdo en el que los accionistas de la Compañía contribuyeron con capital adicional, ya sea con aportaciones o capitalizaciones, y los bancos y tenedores de bonos consintieron extender el vencimiento de su deuda. Este proceso era un paso necesario para que Hylsamex recuperara flexibilidad financiera.

Con la reestructura se logró una disminución en la deuda consolidada de Hylsamex de 21%, mientras que Hylsa redujo su deuda en 38%. Adicionalmente, Galvak obtuvo nuevos créditos por US$150 millones con los que refinanció US$110 millones de pasivos existentes y utilizará US$40 millones para fondear su programa de expansión. Resumiendo, la condición financiera de Hylsamex mejoró notablemente: la razón de deuda, neta de caja, a EBITDA (últimos 12 meses) cambió de 7.99 veces en 2001 a 5.5 veces en 2002, y la razón de cobertura de intereses mejoró de 1.07 veces a 1.82 veces en 2002. Al mismo tiempo, la vida ponderada de la deuda cambió de 2.7 años en 2001 a 4.8 años en 2002.



Deuda Neta
(US$ millones)
EBITDA (12m)
(US$ millones)
1,600
1,200
80
40
-
400
300
200
100
-
98
99
00
01
02
Apalancamiento
(Veces)
Cobertura
(Veces)
12
10
8
6
4
2
-
3
2
1
-
98
99
00
01
02
EBITDA 12m / Intereses (12m), neto
EBITDA 12m / Intereses, neto, después de la reestructura

Volumen de Ventas

De acuerdo a información oficial de la Cámara Nacional de Acero ("CANACERO"), el consumo de acero plano -lámina rolada en caliente y lámina rolada en frío- en México exhibió una recuperación significativa durante los primeros siete meses de 2002, alcanzando en agosto el nivel más alto de los pasados tres años como resultado de la mejora en la demanda. En general, la economía mexicana fue más dinámica en 2002 y contribuyó al aumento en demanda de acero. De esta manera, los productores domésticos pudieron aumentar el nivel de producción, e Hylsamex registró incrementos en su volumen de ventas del primer al tercer trimestre del año. Sin embargo, durante los últimos cuatro meses de 2002, la demanda doméstica contrajo su crecimiento de dos dígitos, de manera que el crecimiento en los productos planos en los que participa HYLSAMEX totalizó 6% y el de productos no planos creció 8% en comparación al año anterior.

Las importaciones de acero al mercado mexicano continuaron creciendo este año (tendencia en el gráfico inferior), absorbiendo 24% de la demanda de productos planos, en comparación con 22% en 2001. El incremento en tarifas de importación que el Secretario de Economía anunció en septiembre de 2001 -de un promedio de 13% y 18% para productos commodity y acero recubierto, respectivamente, a 25% general- se acrecentó a 35% para en período abril-agosto de 2002, limitando las importaciones realizadas en condiciones de comercio desleal. Aunque en septiembre de 2002 las tarifas de importación regresaron a 25%, la Secretaría de Economía otorgó un año más de protección con tarifas extraordinarias. Es importante mencionar que la mezcla de importaciones de productos planos -provenientes de países con los cuales México tiene tratados de libre comercio y de aquellos con los que no tiene- ha cambiado, de 51%/49% en 2001, a 73%/27% en 2002.



Mercado de Productos Planos* en México
(Millones de toneladas métricas)
6.0
5.0
4.0
3.0
2.0
1.0
-
1997
1998
199
2000
2001
2002
Importaciones
Producción
Demanda

* Lámina rolada en caliente y lámina rolada en frío

Hylsamex vendió 2,777,500 toneladas de productos de acero durante los doce meses terminados en diciembre de 2002, registrando un incremento de 19% sobre el volumen de 2,343,500 toneladas vendidas en 2001. Los embarques de productos planos -que consisten de lámina caliente y fría, productos tubulares y acero recubierto- crecieron 15% o 229 mil toneladas en el año mientras que las ventas de productos no planos se incrementaron en 27% o 205 mil toneladas.

El incremento en la venta de productos planos fue posible ya que la administración de Hylsamex decidió incrementar el ritmo de producción del Molino #1 de Aceros Planos de Hylsa -con producción a partir de lingotes-, lo que contribuyó con aproximadamente 176 mil toneladas al volumen de ventas del año. Al cambiar parte de la producción al Molino #1, se reorganizó la producción del Molino #2 -colada continua de planchón delgado- para producir más productos planos de valor agregado, especialmente lámina caliente ultra-delgada. Históricamente, el precio de este producto ha tenido mejor margen que el de la lámina caliente tradicional, y dado que Hylsamex es uno de los pocos acereros capaces de producir este producto, la administración decidió que vender la lámina caliente ultra-delgada en mercados internacionales era más rentable que vender lámina caliente tradicional en algunos segmentos del mercado doméstico.

El volumen de ventas destinado al mercado doméstico totalizó 2,195,600 toneladas en 2002, incrementándose en 9% con respecto al volumen de 2,020,200 toneladas registrado en 2001. El crecimiento en este año se debió a mayores ventas de productos no planos, especialmente billet y alambrón. Los embarques de productos planos permanecieron a niveles similares a los reportados el año anterior.

Hylsamex registró el volumen de exportaciones más desde el año 1996. El volumen de ventas a mercados internacionales totalizó 581,800 toneladas en 2002, lo que representa un crecimiento sólido de 80% sobre el volumen de 323,300 toneladas exportadas en 2001. La mayor parte del incremento se debió a más ventas de Aceros Planos de Hylsa, incluyendo productos de valor agregado. La razón de exportaciones a ventas totales fue de 20.9% en 2002 y de 13.8% en 2001.

Ingresos

Durante los doce meses terminados el 31 de diciembre de 2002, Hylsamex generó ingresos por Ps.14,745 millones (US$1,356 millones) en comparación al ingreso de Ps.13,322 millones (US$1,211 millones) obtenido en 2001, registrando incrementos de 11% en pesos y de 12% en dólares. El ingreso por tonelada en dólares fue de US$488, disminuyendo 5% con respecto al ingreso de US$517/tonelada obtenido en 2001. El ingreso en 2002 consistió de un precio promedio ponderado de US$445/tonelada y de US$43/tonelada de contribución de otros ingresos. Es importante recordar que las cifras de ingreso por tonelada están fuertemente influenciadas por la mezcla de ventas.

En relación a los precios promedio, se presentaron ligeras disminuciones tanto en el mercado doméstico como en el de exportación. Los precios domésticos disminuyeron 4% en promedio debido principalmente a menores precios de venta de productos no planos, especialmente los de varilla, y también al cambio en la mezcla de ventas, que estuvo influenciado por mayores ventas de productos commodity a raíz del incremento en volumen de ventas total. Sin embargo, durante el año se registraron incrementos de precio en las demás líneas de productos, fluctuando entre 2% para lámina rolada en frío y productos tubulares a 9% en productos planos commodity.

Los precios de exportación cayeron 5% en promedio como resultado del cambio en la mezcla de ventas, que este año incluyó más productos commodity que en el año anterior; hecho que impide notar los incrementos en los precios en las distintas líneas de producto -2% en productos tubulares, 8% en acero recubierto y 18% en ciertos productos planos. Los ingresos provenientes de las ventas de exportación ascendieron a US$284 millones en año, creciendo 67% en comparación al ingreso de US$170 millones reportado en 2001 como resultado del incremento en embarques.

Otros ingresos en 2002 totalizaron US$43/tonelada, lo que representa una disminución de 22% del ingreso de US$56/tonelada reportado el año anterior. Esta disminución se debió a menor actividad en la compañía generadora de electricidad, propiedad de Hylsamex. La variación negativa de 8%, combinada con el incremento en volumen de ventas resultó en una cifra por tonelada menor.

La mezcla de ingresos en 2002 incluyó 65% de productos de valor agregado, en comparación con 63% reportado en 2001. En el año se registraron incrementos de 156 mil toneladas o 15% en la venta de productos planos de valor agregado -incluyendo lámina caliente ultra-delgada, lámina rolada en frío, productos tubulares y acero recubierto- y de 40% o 55 mil toneladas en productos no planos -incluyendo alambrón alto carbón y barras. También se registró un incremento significativo en otros ingresos de valor agregado provenientes del centro de servicios Acerex.

Costo de Ventas

El costo de ventas durante 2002 totalizó Ps.12,693 millones (US$1,168 millones), subiendo 7% con respecto al costo de Ps.11,815 millones (US$1,073 millones) obtenido durante 2001. El incremento se relacionó principalmente al crecimiento en volumen de ventas. Sin embargo, el costo por tonelada en el año, de US$421, disminuyó 8% del costo de US$458/tonelada reportado en 2001 -este número hubiese sido de US$468/tonelada sin tomar en cuenta las ganancias provenientes de la venta de una cobertura de gas natural durante el tercer trimestre de 2001, que se aplicaron como una reducción extraordinaria del costo de ventas de US$10/tonelada en ese año.

- **Reducción de US$31/tonelada en costos variables**. Esta reducción resultó en parte del hecho de haber incremento 19% el volumen de ventas, que incluyó volumen adicional de productos commodity con costos variables menores. Por otra parte, la disminución en costos variables refleja el esfuerzo continuo por reducir costos, ya que en la comparación anual, el costo del gas natural se incrementó en 5% y el de la carga metálica en 4%.

- **Reducción de US$16/tonelada en costos fijos.** Esta disminución se debió al incremento en volumen de ventas, ya que en una base absoluta, se registró un incremento de US$27 millones debido al mayor nivel de actividad de Hylsamex y al arranque de una de las minas de mineral de hierro.

Precios del Gas Natural



7.0
6.0
5.0
4.0
3.0
2.0
1.0
Disrupción en precio
Contrato Pemex
1998
1999
2000
2001
2002
Gas Natural en Hylsamex (US$/MMBTu)
Gas Natural en Sur de Texas (US$/MMBTu)

Insumos de Energía

- **Gas Natural.** La referencia de gas natural en el sur de Texas bajó 25% en el año debido a los precios exageradamente altos durante el primer trimestre de 2001. El precio promedio de Hylsamex durante el año se incrementó en 5% debido al contrato a precio fijo con PEMEX, que impidió que los costos del gas natural disminuyeran más. Sin embargo, este contrato también protege contra subidas inusitadas en el precio del gas, al poner un límite superior en US$4.00/MMBtu. El precio promedio de US$3.52/MMBtu que Hylsamex pagó en el año se compuso de la siguiente manera:
  - Precio fijo a US$4.00/MMBtu derivado del contrato de PEMEX para los requerimientos de gas de la planta de reducción directa "4M" y equipo periférico. Aproximadamente el 48% de los requerimientos de gas durante el año estuvieron ligados con este contrato, estará vigente hasta diciembre de 2003.
  - Precio Spot para el consumo de las plantas de reducción directas no incluido en el contrato con PEMEX. La Compañía tuvo contratos de cobertura adicionales para el período septiembre-diciembre de 2002 que complementaron el contrato con PEMEX, cubriendo así, todos los requerimientos de gas natural.
- **Electricidad.** El costo de la energía eléctrica, en dólares, subió 1% en el año.

Carga Metálica

El costo ponderado de la carga metálica de Hylsamex durante 2002 fue de US$129/tonelada, 4% más que el del año anterior. El costo de producción del fierro esponja fue similar al de 2001 a pesar del incremento en el precio del gas natural. En comparación a los precios de la chatarra, el del fierro esponja ha sido menos volátil, limitando el incremento en el costo de la carga metálica. Con precios de fierro esponja estables, Hylsamex incrementa su competitividad en costo con respecto a otros

productores domésticos que utilizan 100% de chatarra. Después de caer a niveles históricos en el primer trimestre de este año, los precios de la chatarra repuntaron siguiendo la tendencia de los precios internacionales de acero. Para Hylsamex, estos incrementos fueron de 3% en promedio para la chatarra doméstica y de 11% para la importada.

El contenido total de chatarra -ya sea doméstica, importada o generada internamente- en la carga metálica de 2002 fue de 42% en comparación a 44% el año anterior. El fierro esponja representó 57% de la carga metálica en 2002 y 44% en 2001. Otros metálicos tales como arrabio y hierro reducido en briquetas totalizaron 1% en 2002 en comparación a 12% en 2001

Gastos de Operación

Durante todo el año 2002, los gastos de operación ascendieron a Ps.1,256 millones (US$116 millones), 5% más que la cifra de Ps.1,200 millones (US$109 millones) registrada en 2001. El cambio anual se debió al incremento en los embarques en 2002 y a los costos de flete asociados. El margen de gastos de operación a ingreso fue de 8.5% en 2002, inferior al 9.0% obtenido el año previo

Utilidad de Operación

La utilidad de operación en el año se incrementó en 159%, de Ps.307 millones (US$29 millones) en 2001 a Ps.796 millones (US$72 millones) en 2002. Cabe mencionar que el margen de operación se incrementó en más de 100% durante el año, llegando a 5.4%.

Flujo de Efectivo

Durante todo el año, Hylsamex generó un flujo de operación, medido como EBITDA, de Ps.2,152 millones (US$197 millones) mostrando un crecimiento de 26% sobre el EBITDA de Ps.1,703 millones (US$155 millones) obtenido en el año anterior. El incremento en ventas derivado de un aumento en la demanda de productos de acero, y mejoras en el costo variable propiciaron un aumento relevante en el flujo de este año a pesar de un comportamiento mixto en los precios de venta de los productos de Hylsamex -con incrementos en productos planos y disminuciones en no planos. Como se detalla en la sección de Costo de Venta para 2002 de este reporte, el incremento en costos fijos se debió en parte a una mayor actividad y al arranque del complejo minero Las Encinas.

El EBITDA por tonelada en 2002 totalizó US$71, lo que representa un incremento de 7% sobre el de US$66/tonelada registrado en 2001. El incremento hubiese sido más relevante -23% o US$13/tonelada- sin tomar en cuenta las ganancias derivadas de la venta de cobertura de gas natural en agosto de 2001, que contribuyeron con US$8/tonelada al EBITDA de 2001. La razón de EBITDA a ingreso total fue de 14.6% en 2002, mejorando 180 puntos porcentuales del 12.8% registrado en 2001

Cambio en EBITDA, de 2001 a 2002
(US$ millones)



155
92
9
33
6
20
197
EBITDA 2001
Volumen de Ventas
Contribución Marginal por tonelada
Costos Fijos
Gastos Operación
Venta Cobertura*
EBITDA 2002

*Ganancia de US$20 millones proveniente de la venta de una cobertura de gas natural durante 3T01

Resultado Integral de Financiamiento

Hylsamex registró un costo financiero neto de Ps.1,753 millones (US$161 millones) en 2002, mayor que el costo financiero neto de Ps.520 millones (US$47 millones) registrado el año anterior. La diferencia entre 2002 y 2001 se debió a lo siguiente:

- Nivel de inflación superior en 2002 que incrementó el nivel de ganancias monetarias.
- Una disminución en la tasa LIBOR que, junto con la reducción en deuda en 2002, redujeron la carga financiera en 2002.
- La valuación del Peso, que pasó de una apreciación de 4.76% en 2001 a una depreciación de 12.80% en 2002 causando un nivel alto de pérdidas cambiaras

Impuestos

Hylsamex acreditó a resultados de Ps.555 millones (US$53 millones) por impuestos en 2002. En cambio, en 2001 la Compañía realizó cargos a resultados por Ps.1,407 millones (US$132 millones) en impuestos. Consorcio Minero Benito Juárez Peña Colorada, S.A. de C.V. registró una reserva del 50% del resto de sus impuestos diferidos pendientes de amortizar, ya que sus proyecciones financieras indican una baja probabilidad de recuperación de tales impuestos diferidos. Por lo tanto, y en estricto apego al Boletín D-4 de los PCGA en México, durante el cuarto trimestre de 2002 se registró un ajuste en el impuesto diferido de Peña Colorada por la cantidad de Ps.116 millones.

Utilidad (Pérdida) Neta Consolidada

La perdida neta consolidada correspondiente al año 2002 totalizó Ps.982 millones (US$89 millones) en comparación a la pérdida de Ps.2,934 millones (US$273 millones) reportada en 2001. Como se detalla en la tabla en esta misma sección, los cargos relacionados al resultado integral de

financiamiento, derivados de la depreciación del Peso durante el año, explican el resultado negativo, ya que la utilidad de operación fue suficiente para cubrir otros gastos, incluyendo las pérdidas en compañías asociadas.

Integración de la Utilidad Neta Mayoritaria (Ps. millones)	**2001**	**2002**
Utilidad de operación	307	796
RIF	(520)	(1,753)
Otros gastos, neto [1]	(374)	(477)
Subsidiarias no consolidadas [2]	(940)	(103)
ISR, IMPAC y PTU [3]	(1,407)	555
Utilidad (Pérdida) Neta Consolidada	**(2,934)**	**(982)**
Utilidad (Pérdida) Neta Mayoritaria	**(2,922)**	**(800)**

1. La cifra de otros gastos, neto, se explica principalmente por lo siguiente:
   - Como parte del proceso para subcontratar la energía eléctrica, en noviembre de 2002, en asamblea general de accionistas se llegó a un acuerdo concerniente en la liquidación de la empresa Pegi, S.A. de C.V. "PEGI". Como resultado, PEGI creó una reserva por el valor del resto de sus activos e inventarios en la cantidad de Ps.264 millones. Hylsamex controla el 52% del capital social de PEGI.

   - En Diciembre de 2002, durante una asamblea general de accionistas, Posco, la empresa tenedora del capital social mayoritario de Posven -productora venezolana de mineral de hierro reducido en briquetas-, informó al resto de los accionistas acerca de su decisión de parar las instalaciones productivas y poner a la venta esta compañía. Por esta razón y debido al ambiente político y económico adverso en Venezuela, Hylsamex creó una reserva por el 50% de su inversión en Posven, en la cantidad de Ps.106 millones (US$9 millones). Hylsamex controla el 5% del capital social de Posven.

2. En los estados financieros de Hylsamex relativos a 2001 se incluyó una excepción en el dictamen de los auditores externos, referente a que no se emitieron con oportunidad los estados financieros dictaminados de Consorcio Siderúrgica Amazonia, LTD, (Amazonia) empresa controladora de Siderúrgica del Orinoco (Sidor) y asociada de Hylsamex.

   Anticipando un posible castigo por deterioro sobre los activos de Sidor en el ejercicio de 2001, Hylsamex creó una reserva de valuación en sus estados financieros del primer trimestre de 2002. En el tercer trimestre de 2002 y una vez emitidos los estados financieros dictaminados de Sidor y Amazonia de 2001 y también habiendo terminado la reestructuración financiera de las subsidiarias de Alfa: Hylsamex e Hylsa, Hylsamex eliminó la mencionada reserva, reconociendo el castigo real incorporado en Amazonia.

   De esta manera y dado que el castigo por deterioro de activos de Sidor se reconoció en los estados financieros de Amazonia en 2001, los estados financieros de Hylsamex correspondientes a 2002 y 2001 están ahora preparados como si la información sobre dicho castigo se hubiese conocido desde el cuarto trimestre de 2001, tal y como lo establecen los principios contables, corrigiéndose en 2002 la excepción expresada en el dictamen de 2001.

Este ajuste sólo afecta a la "Inversión en acciones de asociadas", en el estado de situación financiera. En el estado de resultados, se afectan las partidas de "Otros gastos, neto" y a la "Utilidad (pérdida) en participación de compañías asociadas". Nótese que las dos partidas ajustadas que afectan al estado de resultados ocurren después de la "Utilidad de operación" y el "Resultado integral de financiamiento", por lo que las cifras de EBITDA reportadas con anterioridad permanecen sin cambio.

Así, la información trimestral originalmente reportada y ahora ajustada, del cuarto trimestre de 2001 al cuarto trimestre del 2002, queda como sigue (en millones de pesos):

	Utilidad (pérdida) en Participación de Compañías Asociadas		**Otros Ingresos y Partidas Especiales, Neto**		**Inversión en Acciones de Asociadas**	
	Original	**Ajustada**	**Original**	**Ajustada**	**Original**	**Ajustada**
4T01	(285)	(698)	(105)	(105)	1,124	712
1T02	(583)	(138)	(486)	(39)	533	576
2T02	182	182	(34)	(34)	649	695
3T02	(8)	(12)	335	(112)	663	663
4T02	(135)	(135)	(293)	(293)	500	500
2001	(527)	(940)	(374)	(374)	1,124	712
2002	(545)	(103)	(477)	(477)	500	500

3. El neto de Impuesto Sobre la Renta, Impuesto al Activo y Reparto de Utilidades en 2002 es debido a (i) la pérdida neta de Ps.1,435 millones durante el año, y a (ii) un cambio en la tasa de impuesto sobre la renta. De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que entraron en vigor a partir del 1o. de enero de 2002, la tasa del impuesto sobre la renta continuará siendo del 35% para este año; sin embargo, esta tasa se reducirá gradualmente en un 1% anual, de tal forma que a partir del año 2005 la tasa será del 32%.

Con respecto a los impuestos registrados en 2001, cabe recordar que de acuerdo al programa de refinanciamiento, Hylsa preparó proyecciones financieras en 2001 que fueron revisadas por auditores independientes. Estas proyecciones mostraron una baja probabilidad para recuperar los créditos de impuesto al activo pagado en años anteriores principalmente en Hylsa, y pérdidas fiscales por amortizar de otras subsidiarias de Hylsa. De esta manera, y en estricta observancia del Boletín D-4 de los PCGA en México, Hylsamex realizó un ajuste en la provisión de impuestos diferidos.

Resultados de Empresas Asociadas no Consolidadas

El volumen de ventas de Sidor para todo el año ascendió a 3,262,300 toneladas, 12% más que el de 2,905,700 toneladas vendidas en 2001. El incremento se debió a las exportaciones, que se incrementaron 37% en el año. Por otro lado, el volumen al mercado doméstico se deterioró debido a la situación actual que se vive en Venezuela. El margen de exportaciones a ventas totales ascendió a 72% en el año, en comparación al 59% reportado en 2001. Debido al incremento el volumen de ventas, el ingreso creció 11%, de US$804 millones en 2001 a US$892 millones en 2002. Los precios promedio se incrementaron 1% en el año.

El EBITDA del año 2002 ascendió a US$140 millones, 149% más que el EBITDA de US$56 millones generado en 2001

Situación Financiera

El 18 de diciembre de 2001 Sidor y Amazonia dejaron de pagar intereses por US$31.3 millones y US$8.1 millones, respectivamente. Tal incumplimiento fue el resultado de condiciones negativas del mercado internacional del acero a nivel mundial, que afectaron los mercados domésticos y de exportación de Sidor. Desde entonces, la compañía ha dejado de efectuar otros pagos de intereses de su deuda.

Como se anunció en octubre de 2001, Sidor y Amazonia iniciaron conversaciones con sus bancos acreedores y con las entidades controladas por Gobierno Venezolano, con el objetivo especifico de reestructurar la reprogramación de sus obligaciones financieras.

El 23 de junio de 2003 Hylsamex anunció que sus compañías asociadas Consorcio Siderurgia Amazonia Ltd. (Amazonia) y Siderúrgica del Orinoco C.A. (Sidor), han alcanzado un acuerdo con sus acreedores financieros y con el gobierno Venezolano relacionado a la reestructuración de deuda de Sidor y Amazonia.

Según los términos del acuerdo, la deuda financiera de Sidor y Amazonia se reduce de US$1,883 millones a US$791 millones; algunos accionistas de Amazonia realizaron una aportación de US$133.5 millones en efectivo en una sociedad recientemente constituida, para la adquisición y la futura capitalización de la deuda financiera; el gobierno de Venezuela incrementó su participación en Sidor de 30.0% a 40.3%.

Se liberaron todas las garantías otorgadas por los accionistas de Amazonia reemplazándolas por gravámenes sobre los activos fijos de Sidor que, junto con las acciones de Amazonia y las de esta última en Sidor, fueron otorgados en garantía al gobierno Venezolano y a los acreedores financieros. Adicionalmente, una porción del flujo libre excedente (determinado de acuerdo a una fórmula acordada en la reestructuración) será aplicado para repagar deuda financiera de Sidor y el remanente se distribuirá al gobierno de Venezuela y a la Compañía de nueva creación a que se hace referencia arriba.

Hylsamex participó en esta reestructuración, primero, a través de su empresa controladora, Alfa, S.A. de C.V. la cual realizó una aportación total en efectivo de US$15.0 millones de dólares a la sociedad recientemente constituida (recibiendo nueva deuda convertible a cambio) y segundo, capitalizando en Amazonia deuda convertible emitida anteriormente por Amazonia por un monto de US$41.5 millones más los intereses acumulados correspondientes. La participación de Hylsamex en Amazonia después de la capitalización de la deuda convertible es de 36.73%.

Eventualmente, cuando ocurra la capitalización de la totalidad de la nueva deuda convertible, la participación de Hylsamex se reducirá a 12.0% y la contribución directa de Alfa resultará en una participación de ésta en Amazonia de 7.5%.

Como resultado de la reestructuración, la deuda financiera de Sidor queda compuesta de tres tramos, uno de US$350.5 millones que será amortizado en 8 años con un año de gracia, otro de US$26.3 millones con amortización en 12 años con un año de gracia y el tramo restante de US$368.6 millones que será amortizado en 15 años con uno de gracia. Además, la deuda que mantenía Sidor con ciertos proveedores del estado Venezolano fue fijada en US$45.4 millones a ser pagados durante los próximos cinco años.

Como resultado de este acuerdo, Alfa e Hylsamex mantienen una participación accionaria en un negocio con costos competitivos y una mejor estructura financiera.

La inversión de Hylsamex en Amazonia, la principal accionista en Sidor, se mantiene a través de Hylsa Latin LLC, una subsidiaria 100% de Hylsamex, S.A. de C.V. (la compañía tenedora). Al final del año 2002, el valor en libros de la participación que Hylsamex tiene en Amazonia totalizó Ps.453 millones (US$40 millones).

Al 31 de diciembre de 2002, Hylsamex, S.A. de C.V. (la compañía tenedora) tenía una exposición adicional por US$26.3 millones con respecto a la garantía para el pago de la deuda que Sidor tiene con el Fondo de Inversiones de Venezuela. Hylsa Latin tenía una exposición adicional de US$237.0 millones como garantía para el pago de la deuda de Sidor con el Fondo de Inversiones de Venezuela. Con respecto a la contingencia con respecto al cumplimiento de ciertas obligaciones establecidas en el contrato de adquisición de Sidor, a la fecha de este reporte el valor de dicha obligación asciende a cero, por lo que ya no se genera un pasivo contingente. Hylsa, S.A. de C.V., la subsidiaria que produce el acero de Hylsamex, no tiene contingencias relacionadas con Amazonia o Sidor

3.4.2. Situación Financiera, Liquidez y Recursos de Capital

3.4.2.1. Fuentes de Liquidez

Las siguientes son las fuentes de liquidez reportadas al 15 de marzo de 2005:

Tipo	Monto (en millones)	Participantes	Vencimiento
Hylsa			
Línea de liquidez revolvente	US$60	Citibank JP Morgan HSBC Mexico Bancomext Comerica Bank Caylon Export Development Canada	27/09/2007
Línea de factoraje clientes y proveedores	US$11.5	Factoraje Banorte (1)	25/06/2005
	US$2.0	ING Comercial America	Indefinida
	US$3.0	IXE Banco	22/02/2006
Almacenaje financiero (2)	US$20	Almacenadora Banorte	25/06/2005
Arrendamiento puro	US$7.4	GE Capital CEF México, S. de R.L. (2)	
	US$0.2	Masterlease (3)	
	US$0.2	HP/Compaq (4)	
	US$0.3	CIT (4)	
	US$0.1	PLG/Improsa (4)	
	US$1.5	Arrendadora Banorte (5)	
Anticipos de Clientes	US$9.2		
Crédito de Proveedores	US$114.4		

Galvak

	US$20	Banco Mercantil del Norte	25/06/2005
Línea de factoraje clientes y proveedores	US$5	ING Comercial América	Indefinido
	US$11	Banregio	08/12/2005
	Ps.50	Banco del Bajío	08/09/2005
	US$20.0	Standard Bank	31/12/2005
	US$10.0	Wells Fargo	31/12/2005
	US$10.0	Inbursa	31/12/2005
	US$10.0	West LB	01/06/2005
	US$20.0	GE Capital CEF México, S. de R.L. (2) (3)	01/01/2009
Arrendamiento puro	US$0.6	The Capita Corporation de México (4)	01/10/2006
	US$0.2	CSI Leasing México, S. de R.L. de C.V. (4)	01/09/2006
	US$0.60	Arrendadora Banamex (4)	01/03/2008
	US$0.3	El Camino (4)	01/11/2007
Anticipos de clientes	US$4.6		
Crédito de Proveedores	US$56.5		

1. Línea revisable anualmente.
2. Contrato de arrendamiento puro de maquinaria y equipo.
3. Contrato de arrendamiento puro de Automóviles
4. Contrato de arrendamiento puro de Equipo de Computo
5. Contrato de arrendamiento puro de Tractocamiones

3.4.2.2. Nivel de Endeudamiento

Nivel de Deuda	**2000**	**2001**	**2002**	**2003**	**2004**
Corto Plazo					
Ps. millones	3,452	4,933	240	770	332
US$ millones	298	466	21	65	29
Largo Plazo					
Ps. millones	13,122	9,107	12,256	12,219	7,159
US$ millones	1,132	862	1,086	1,034	636
Deuda Total					
Ps. millones	16,574	14,040	12,496	12,989	7,491
US$ millones	1,430	1,328	1,107	1,099	665
Deuda, neta de caja					
Ps. millones	15,585	14,014	11,912	11,988	6,155
US$ millones	1,345	1,326	1,056	1,014	546

Perfil de Deuda	**2000**	**2001**	**2002**	**2003**	**2004**
Moneda					
Pesos	1.25%	13.27%	0.00%	0.00%	0.00%
Dólares y UDI's	98.75%	86.73%	100.00%	100.00%	100.00%
Tasa					
Fija *	54.50%	34.11%	33.75%	33.41%	55.73%
Variable	45.50%	65.89%	66.25%	66.59%	44.27%
Plazo					
Corto	20.83%	35.14%	1.92%	5.93%	4.43%
Largo	79.17%	64.86%	98.08%	94.07%	95.57%

* Incluye US$300 millones de CAPS @ 6% que vencieron durante 2001. Sin los CAPS, la tasa fija en 2001 es de 35%

Nota: Pesos de poder adquisitivo del 31 de Diciembre del 2004

3.4.2.3. Políticas de Tesorería

1. Política

Es política de Alfa que las empresas del Grupo administren las *Reservas de Efectivo* bajo los lineamientos centralmente establecidos por la Dirección de Tesorería Corporativa de Alfa.

2. Objetivo

Optimizar la relación rendimiento-riesgo de las *Reservas de Efectivo* mediante una adecuada coordinación entre Alfa y sus Subsidiarias

3. Definiciones

a. **Comité de Administración Financiera (CAF):** Grupo formado por el Director Corporativo, Director de Tesorería Corporativo, Director de Contraloría Corporativo, Director de Relaciones con Inversionistas, Director de Planeación Corporativo, Subdirector de Auditoria Corporativo y los Directores de Finanzas de los Grupos, cuyo objetivo es coordinar la planeación financiera de Alfa.

b. **Reservas de Efectivo:** Suma de efectivo e inversiones temporales en valores.

c. **Reservas Mínimas en Pesos:** Reservas necesarias en pesos para asegurar la operación financiera diaria de la empresa, considerando contingencias. El nivel de *Reservas Mínimas en Pesos* es particular para cada empresa -las Tesorerías de de las empresas, en conjunto con la Dirección de Tesorería Corporativa, presentarán al CAF el nivel correspondiente a cada una de ellas para su aprobación.

d. **Instituciones Financieras Extranjeras Radicadas en México:** Subsidiarias mexicanas de instituciones financieras extranjeras con autorización de la SHCP para operar en México.

e. **Arbitraje Dólar-Peso:** Se genera cuando se toma pasivo (corto y/o largo plazo) en dólares para invertir en pesos.

4. Responsabilidades

a. Es responsabilidad de la Dirección de Tesorería Corporativa de Alfa:
- Difundir y actualizar los Lineamientos periódicamente.
- Monitorear el cumplimiento.
- Aprobar operaciones fuera de Política.
- Coordinar a las empresas en decisiones importantes de inversión de efectivo.

b. Es responsabilidad de la Dirección de Finanzas de cada Grupo y Empresa:
- Optimizar el manejo de las reservas sujetándose a esta Política.
- Coordinarse con la Dirección de Tesorería Corporativa de Alfa en los temas previstos en la política
- Solicitar autorización a la Dirección de Tesorería Corporativa de Alfa para operaciones fuera de la Política.

c. Es responsabilidad del *Comité de Administración Financiera (CAF)*:
- Definir criterios en relación a.
  - Límites para el Arbitraje Dólar-Peso
  - Instituciones con quienes preferentemente deban hacerse las transacciones.
  - Instrumentos recomendables.
- Compartir información relevante sobre temas económicos/financieros, por ejemplo:

- Mercado cambiario.
- Tendencias de tasas de interés.
- Rendimientos ofrecidos por instituciones radicadas en México -pesos y dólares.
- Derivados de monedas y tasas de interés -oportunidades, riesgos, nuevos productos, etc.

5. Lineamientos

a. Determinación del Nivel de *Reservas de Efectivo*

- El nivel de reservas deberá ser congruente con el perfil de las necesidades netas de fondeo en el corto plazo. Lo anterior, considerando la situación del entorno económico y/o financiero del momento, por ejemplo, mayores reservas en condiciones de inestabilidad.

b. Proporción de *Reservas de Efectivo* en Dólares

- Deberá tenerse una proporción de reservas en dólares que contribuya al cumplimiento del siguiente parámetro:
  - Activos (monetarios + no monetarios) denominados en dólares ≥ Pasivos monetarios denominados en dólares.

c. Montos por Institución

- Se permite invertir en instituciones nacionales y en extranjeras radicadas en México bajo las siguientes condiciones:
  - Monto máximo en función de la calificación proporcionada semestralmente por la Dirección de Tesorería Corporativa de Alfa.
  - Instituciones bancarias nacionales con capital superior a US$40 millones y casas de bolsa autorizadas por el CAF.
  - Papel asignado (en directo o en reporto) deberá ser de las instituciones permitidas por esta Política.
- Se permite invertir en instituciones radicadas fuera de México bajo las siguientes condiciones:
  - Sólo de países desarrollados, miembros de la Organización de Cooperación y Desarrollo Económicos ("OECD").
  - Calificación Standard & Poors "A" o superior.
  - Activos mayores a US$20,000 millones.
  - Inversión no mayor al 5% del capital de la institución.

d. Instrumentos

- Se permite invertir en:
  - Instrumentos Gubernamentales:
    - Gobierno Federal: Cetes, Bondes, UDIbonos, etc.
    - Entidades de Gobierno: Pemex, Bancomext, Nafin, etc.
    - Gobiernos Extranjeros ("OECE"): Treasuries, etc.
  - Instrumentos Bancarios como pagarés, CD's, aceptaciones, bonos, etc.
  - Papel comercial de empresas mexicanas y extranjeras con calificación de grado de inversión de acuerdo a Standard & Poor's o similar:

Tipo de Papel	Corto Plazo	Largo Plazo

Compañías Mexicanas		
Pesos	mxA-3	mxBBB
Dólares	A-3	A
Compañías Extranjeras		
Dólares	A-3	A

- Se permite invertir sólo en instrumentos de deuda -no acciones, salvo propias con la autorización de la Dirección General Ejecutiva.
- No se permite invertir en fondos de renta fija.
- El vencimiento debe ser menor a un año.

e. Diversificación del Riesgo Institución / Papel

- Se deberá diversificar la base de las instituciones y papeles en los que se invierte en función de la calidad del riesgo de éstas y de la importancia que las *Reservas de Efectivo* tienes para la empresa en términos de monto.
- El criterio para determinar el porcentaje máximo de caja a invertir en un solo tipo de institución o papel es el siguiente:

	Riesgo Institución Financiera / Papel		
Calificación de la Institución	**Alto**	**Medio**	**Bajo**
Calificación de la Institución	0 a 4	4 a 8	8 a 10
Papel base	mxA-3	mxA-2	mxA-1
mx S&P	mxBBB	mxBBB+ a mxA	mxA+a mxAAA
Papel base	A-3	A-2	A-1
S&P (dólares)	A a A+	AA- a AA	AA+ a AAA

Importancia de la Reserva de Efectivo % Caja / Capital Contable	**Inversión Máxima por Tipo de Institución / Papel**		
> 30%	0 – 5%	0 – 20%	0 – 40%
20% a 30%	0 – 10%	0 – 30%	0 – 60%
10% a 20%	0 – 20%	0 – 40%	0 – 80%
5% a 10%	0 – 30%	0 – 50%	0 – 100%
< 5%	0 – 50%	0 – 100%	0 – 100%

f. Compra – Venta de Divisas

- Las compras o ventas de divisas se deberán realizar a través de las casas de cambio de bancos calificados en esta Política, en ciertas casas de cambio de casas de bolsa o en algunas casas de cambio privadas.

g. Arbitraje

- El monto máximo permitido en operaciones de *Arbitraje Dólar-Peso* será el mayor de los siguientes límites:
  - Monto definido periódicamente por el *CAF* para cada empresa -sujeto a que en ningún momento el monto de los pasivos en dólares exceda al de los activos en dólares
  - *Reservas Mínimas en Pesos*

- Se necesita la autorización de la Dirección de Tesorería Corporativa de Alfa para efectuar *Arbitraje Dólar-Peso* por arriba del nivel máximo permitido.

h. Derivados

- El principio básico es utilizar los derivados sólo para fines de cobertura.
- Se permite utilizar los siguientes derivados avisando a la Dirección de Tesorería Corporativa de Alfa:
  - Coberturas y "forwards" de tipo de cambio dólar-peso.
  - "Swaps" de tasas de interés en dólares, flotante a fija o viceversa, hasta por un monto nocional equivalente al 5% del capital.
- Cualquier otra operación de derivados no mencionada en el inciso anterior podrá realizarse sólo con la aprobación del *Comité de Administración Financiera* o de la Dirección Corporativa de Alfa.

3.4.2.4. Créditos o Adeudos Fiscales

Al 31 de diciembre de 2004 Hylsamex y Subsidiarias estaban al corriente en el pago de las contribuciones fiscales, obligatorias para las empresas. A la fecha de este reporte no se tiene ningún adeudo fiscal.

3.4.2.5. Inversiones de Capital

En 2004, la inversión en activo fijo totalizó US$46 millones (Ps.538 millones), que se compara con US$55 millones (Ps.635 millones) invertidos en 2003. De la inversión realizada en 2004, US$8 millones (Ps.95 millones) fueron erogados en el descapote de mineral en las minas y US$27 millones (Ps.315 millones) fueron desembolsados en inversiones normales de Hylsa. En 2004, la Compañía invirtió 10 millones de dólares para ampliar la capacidad de Galvak, concluyendo los proyectos de la Línea de Pintado III, Acanaladora IV, y el Molino de Perfiles. Adicionalmente, durante el año 2004 Galvak utilizó el esquema "sale–leaseback" para financiar proyectos tales como la Línea 2 de panel, Perfiles Galvanizados, y Acanalado IV, por un total de US$8 millones. Además Galvak estableció dos nuevos centros de servicio en Estados Unidos, para llegar a un total de 5 unidades de este tipo en este país. De esta manera, Galvak terminó su plan de expansión iniciado a fines de 2002.

La inversión en activo fijo totalizó Ps.635 millones (US$55 millones) en 2003, que se compara con Ps.227 millones (US$21 millones) invertidos en 2002. De la inversión realizada en 2003, US$14 millones fueron erogados en el descapote de mineral en las minas y US$10 millones fueron desembolsados en inversiones normales de Hylsa. En Galvak, US$31 millones fueron destinados a avances relacionados con su estrategia de expansión. Galvak instaló exitosamente líneas de producción de acero prepintado, tubería mecánica, transformado y paneles aislados, las cuales añadirán valor al acero galvanizado y por tanto ampliarán la ya de por sí familia de productos de alto valor agregado que maneja la empresa. Adicionalmente, Galvak lanzó una nueva iniciativa de distribución, "Galvacer Américas", abriendo un centro de servicio y distribución en Texas. Debido a excelentes resultados, Galvak expandió su red en Norte América, inaugurando centros de distribución en otras ciudades importantes del Sur de E.U.

En 2002, Hylsamex erogó Ps.227 millones (US$21 millones) en inversiones en activo fijo, en comparación con las inversiones por Ps.244 millones (US$23 millones) realizadas en 2001. La mayor parte de este monto se relacionó a cargos diferidos derivados del descapote en las minas de la

Compañía. En un esfuerzo por dedicar el flujo de efectivo disponible al servicio de su deuda, en 2002 Hylsa, S.A. de C.V. redujo su presupuesto de inversiones a niveles mínimos, incluyendo únicamente inversiones normales y de reemplazo.

En 2002, la única área en donde la administración de Hylsamex decidió invertir fue en la subsidiaria Galvak, S.A. de C.V. erogando US$7 millones debido a que esta empresa ya inició su programa de inversión. Como parte de la reestructura de Hylsa, Galvak obtuvo nuevos créditos por US$150 millones, de los cuales US$40 millones están siendo destinados a su programa de inversión, que incluye expansiones en la capacidad instalada de todas las línea de productos.

3.4.2.6. Cambios en cuentas de Balance

Los principales cambios que muestran las cuentas del balance del último ejercicio son las siguientes:

Balance General (Ps millones)	2000	2001	2002	2003	2004
Inventarios [1]	3,202	2,301	2,723	2,607	4,249
Vencimientos en un Año de Pasivo a Largo Plazo [2 y 3]	1,138	3,063	240	770	332
Préstamos Bancarios [2 y 3]	2,314	1,638	0	0	0
Deuda a Largo Plazo [2 y 3]	13,122	9,107	12,247	12,219	7,159
Préstamos de Alfa [4]	0	0	0	0	0
Documentos por Pagar a Alfa [4]	0	0	258	483	0
Capital Social Nominal [5]	147	2,768	5,441	5,233	5,970

1. El incremento de 63% anual en el costo estimado de reposición de inventarios se explica por los mayores precios del acero y la chatarra en 2004 en comparación a 2003.

2. En la comparación de 2003 a 2004, el pasivo a largo plazo de Hylsamex mostró una reducción significativa, que se obtuvo principalmente a través de US$291 millones en prepagos de deuda bancaria realizados por la Compañía con generación interna de efectivo en 2004 y los recursos netos de US$137 millones de la emisión de capital que fueron aplicados en su totalidad a prepagos de deuda bancaria. Además, en 2004 Hylsamex hizo un pago de US$44 millones a su empresa controladora Alfa, por servicios que Hylsamex debía a Alfa y que había acumulado desde la reestructura de la deuda. La Compañía también realizó una contribución de US$28 millones a su fondo de pensiones. Estos pagos disminuyeron el saldo de pasivos de largo plazo.

3. Al 31 de diciembre de 2001, Hylsamex e Hylsa no cumplían con ciertas condiciones incluidas en algunos de sus contratos de deuda con bancos y otros acreedores por un importe de Ps.12,051 millones, de los cuales Ps.8,683 millones correspondían a pasivos a largo plazo.

   Durante 2002 las compañías culminaron exitosamente el proceso de reestructuración de prácticamente la totalidad de la deuda a su cargo, obteniendo condiciones más satisfactorias en la estructura y vencimiento de sus créditos.

   Los principales acuerdos resultantes de la reestructuración de deuda y sus efectos en cada una de las entidades consolidadas se detallan a continuación:

Hylsa, S.A. de C.V.

a. Créditos bancarios

Hylsa reestructuró un total de US$785 millones de su deuda bancaria y como resultado redujo su deuda en US$467 millones conforme, principalmente, a lo siguiente:

- Alfa adquirió deuda por US$160 millones.
- Adicionalmente, Alfa capitalizó deuda por US$107 millones, de los cuales US$25 millones fueron aportados para apoyar la liquidez de Hylsa.
- Hylsamex sustituyó a Hylsa como deudor por US$193 millones, los cuales fueron posteriormente capitalizados en Hylsa.

Adicionalmente y derivado de la reestructuración, el vencimiento de los créditos bancarios existentes por US$318 millones se refinancian en pagos trimestrales de 2004 a 2009. Como parte de la reestructuración de la deuda bancaria a cargo de Hylsa, se obtuvo una quita de deuda que ascendió a US$19 millones, y se presenta en el estado consolidado de resultados formando parte del rubro de "Otros gastos, neto" (véase Nota 12 de los estados financieros auditados para el año 2002 incluidos en este reporte).

b. Eurobonos

En julio de 2002 Hylsa concluyó exitosamente sus negociaciones con los tenedores de los bonos colocados en el extranjero por US$300 millones, cuyo vencimiento original era 2007 (Bonos 2007). Hylsa intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, devengando intereses al 10.5%. Bonos por US$139 millones no fueron reestructurados en su vencimiento y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

c. Préstamo en Unidades de Inversión

El acuerdo de reestructuración incluyó pagarés de mediano plazo por Ps.772 millones y su reestructuración consistió en i) la capitalización de intereses no pagados e intereses moratorios acumulados por Ps.16 millones al 11 de marzo de 2002, fecha en que se aprobó la reestructuración por parte de la Asamblea de tenedores de pagarés de mediano plazo, ii) se modificó el valor nominal de los pagarés para quedar en 102.2020 UDI's y el monto total adeudado por Hylsa conforme a los pagarés sería de 223,457,587 UDI's, iii) se extendió el vencimiento de aproximadamente US$69.8 millones de marzo de 2005 a marzo de 2007, considerando que se concluyera la reestructuración de la deuda de Hylsa y se iniciara la oferta de intercambio de certificados bursátiles con vencimiento en 2008 antes del 31 de enero de 2004.

d. Recursos de liquidez y garantías

Hylsa obtuvo una nueva línea de crédito revolvente a 30 meses por US$40 millones que estaba sin utilizarse al 31 de diciembre de 2003, además de una contribución de Alfa por US$25 millones en efectivo, que han sido utilizados para el servicio de la deuda de Hylsa y para fortalecer su capital de trabajo. Como resultado de la reestructuración de los créditos mencionados, la totalidad de los activos de la entidad se dieron en garantía de los créditos a cargo de Hylsa.

Galvak, S.A. de C.V.

Galvak obtuvo una nueva línea de crédito a 5 años por US$140 millones que fue utilizada para refinanciar su deuda y para fondear necesidades de operación e inversiones en activos fijos, otorgando en garantía cuentas por cobrar y una línea de factoraje por US$10 millones.

Hylsamex, S.A. de C.V. (empresa tenedora)

En julio de 2002 y de acuerdo a lo comentado en el punto **a.** anterior, Hylsamex asumió US$193 millones de deuda que originalmente estuvo a cargo de Hylsa.

Como resultado de la transacción mencionada en el párrafo anterior, Hylsamex ha otorgado en garantía las acciones representativas del capital social de sus subsidiarias Hylsa y Galvak, así como Alfa otorgó en garantía (caución bursátil) las acciones de Hylsamex.

Los contratos de deuda vigentes contienen ciertas obligaciones a cargo de la Compañía, destacando: (i) restricciones en la distribución de dividendos y pago de servicios corporativos a ALFA, (ii) proporcionar a los acreedores información para la aplicación de flujos de efectivo, (iii) revelar las transacciones efectuadas con partes relacionadas y limitar las mismas, (iv) límites a razones financieras que de no cumplirse en un plazo determinado a satisfacción de los acreedores, podrían considerarse como causa de vencimiento anticipado y (v) limitantes para fusiones, ventas de activos a terceros, contratación de deuda adicional, etc. Al 31 de diciembre de 2002 la Compañía cumplía satisfactoriamente con dichas restricciones y compromisos.

4. Al 31 de diciembre de 2001 los préstamos de Alfa correspondían a la disposición de una línea de crédito por US$40 millones establecida en marzo de 2001 por Alfa en favor de Hylsa. Derivado de la reestructuración de la deuda, este importe fue capitalizado por Alfa. Los documentos por pagar a largo plazo a Alfa que se muestran en los estados consolidados de situación financiera al 31 de diciembre de 2003, corresponden a servicios corporativos por un importe de Ps.483 millones (US$40.8 millones), los cuales devengan intereses a tasa variable y están subordinados a la deuda bancaria reestructurada.

5. Al 31 de diciembre de 2003 el capital social suscrito y pagado está representado por 506,340,463 acciones ordinarias Serie "B", sin expresión de valor nominal, que representan el capital mínimo fijo sin derecho a retiro, cuya suscripción no tiene restricción en cuanto a nacionalidad de los adquirentes. La parte variable del capital es ilimitada.

En junio de 2002, los accionistas de Hylsamex acordaron incrementar el capital social autorizado hasta por Ps.3,682 millones a través de la emisión de 356.05 millones de acciones "Serie B", las cuales fueron ofrecidas a los accionistas actuales y a los acreedores de Hylsamex y sus subsidiarias Hylsa y Galvak. Al 31 de diciembre de 2002 fueron suscritas y pagadas 262.58 millones de acciones por un importe de Ps.2,899 millones que se muestran en el estado de variaciones en el capital contable. Si la emisión de capital no es totalmente suscrita en un plazo que no podrá exceder de un año contado a partir del 25 de julio de 2002, el capital social se incrementará sólo en la cuantía de las suscripciones efectuadas, cancelándose las acciones no suscritas. En julio de 2003, 93,468,530 acciones que no fueron suscritas ni pagadas fueron canceladas.

3.4.3. Control Interno

La empresa cuenta con un sistema de control interno para lograr: (a) la eficiencia y eficacia de sus operaciones; (b) la confiabilidad de su información financiera y (c) el cumplimiento de la legislación, regulación, reglas estatutarias y normatividad aplicables.

El Consejo de Administración es el órgano responsable de establecerlo y mantenerlo, a través de su Comité de Auditoría.

Este sistema establece el aseguramiento de que su funcionamiento permanezca adecuado y la evaluación de manera continua e independiente de sus actividades de administración general y auditoría interna.

3.5. Estimaciones Contables Críticas

3.5.1 Estimaciones Contables Críticas

La Compañía considera que las políticas descritas a continuación son críticas para la operación de su negocio y para entender sus resultados de operación. Para una explicación más detallada de la aplicación de estas y otras políticas contables, ver la Nota 2 a los estados financieros consolidados de la Compañía. La preparación de los estados financieros consolidados exige que la Compañía formule estimaciones y premisas que afectan el importe de sus activos y pasivos, el registro de sus activos y pasivos contingentes a la fecha de dichos estados financieros, y los importes registrados por concepto de ingresos y gastos durante el período correspondiente. Los resultados reales pueden diferir de los proyectados. La Compañía considera que las estimaciones contables críticas utilizadas en la preparación de sus estados financieros consolidados involucran importantes juicios y estimaciones.

3.5.1.1 Cargos diferidos

De conformidad con los PCGA Mexicanos, la Compañía capitaliza ciertos gastos relacionados con los yacimientos de mineral extraíble de sus subsidiarias mineras, los costos de desarrollo e implementación de sus sistemas integrales de cómputo, los gastos de colocación de deuda y los gastos pre-operativos. La determinación del período a lo largo del cual se amortizarán algunos de los gastos capitalizados involucra la formulación de importantes juicios por parte de la administración de la Compañía, incluyendo, entre otros, la duración esperada de las operaciones futuras. La Compañía estima la vida útil proyectada de sus operaciones mineras con base en las reservas probadas de sus minas y sus proyecciones en cuanto al ritmo al que la misma utilizará dichas reservas, lo que a su vez requiere que se estimen los niveles de producción futuros. Si las estimaciones de la Compañía resultan incorrectas, la Compañía podría verse obligada a utilizar un período de amortización más breve, lo cual afectaría en forma adversa sus utilidades. La Compañía estima la vida útil de sus sistemas de cómputo con base en su experiencia. Dependiendo del nivel de avance tecnológico, la vida útil de estos activos podría ser más corta que la proyectada, lo cual obligaría a la Compañía a ajustar su período de amortización y, en consecuencia, a efectuar un cargo a sus utilidades.

3.5.1.2 Impuesto sobre la renta

Como parte del proceso de preparación de sus estados financieros consolidados, la Compañía está obligada a estimar el importe de sus obligaciones por concepto de impuesto sobre la renta. Este proceso involucra el cálculo de la exposición actual de la Compañía al impuesto sobre la renta y la evaluación de las diferencias temporales derivadas de las diferencias entre el tratamiento fiscal y el tratamiento contable de ciertas partidas tales como los inventarios y activos fijos. Estas diferencias dan como resultado activos y pasivos diferidos por concepto de impuesto sobre la renta que están incluidos en el balance general consolidado de la Compañía. Una vez hecho lo anterior, la Compañía debe evaluar la probabilidad de recuperación de sus activos diferidos por concepto de impuesto sobre la renta a través de sus ingresos gravables futuros y, en la medida en que estime que dicha recuperación es improbable, deberá constituir una reserva de valuación. En la medida en que la Compañía constituya una reserva de valuación o incremente dicha reserva en un determinado período, deberá registrar un gasto bajo la partida correspondiente al impuesto sobre la renta en su estado de sus resultados. Las estimaciones con respecto a los ingresos gravables futuros de la Compañía se basan en sus expectativas en cuanto al desarrollo futuro de sus operaciones y a los mercados en los que opera, en virtud de lo cual dichas estimaciones conllevan incertidumbres.

El cálculo de la provisión para el impuesto sobre la renta, los activos y pasivos diferidos por concepto de impuesto sobre la renta y cualquier reserva creada con cargo a los activos diferidos por concepto de impuesto sobre la renta netos, involucra la formulación de importantes juicios por parte de la administración de la Compañía. En 2003, la Compañía registró una reserva de valuación por 549 millones de Pesos como resultado de la existencia de incertidumbres con respecto a la capacidad de la Compañía para aplicar algunos de sus activos diferidos por concepto de impuesto sobre la renta, que consistían principalmente en pérdidas de operación acumuladas netas e impuesto sobre la renta a recuperar, antes de la prescripción de dichos activos. La reserva de valuación se constituyó con base en las proyecciones financieras preparadas por la Compañía, las cuales fueron revisadas por consultores independientes. Dichas proyecciones indicaron que era improbable que en el futuro la Compañía llegara a generar ingresos gravables suficientes para aplicar el importe total de los créditos fiscales y las pérdidas fiscales acumuladas registradas en la reserva de valuación. En el supuesto de que los resultados reales difieran de los proyectados, o de que la Compañía ajuste dichas estimaciones en períodos futuros, la Compañía podría verse en la necesidad de constituir una reserva de valuación adicional, lo cual podría afectar en forma significativa su situación financiera y sus resultados de operación.

3.5.1.3 Fondos de pensiones y primas de antigüedad

La Compañía contrata los servicios de un despacho de actuarios independientes para la valuación actuarial de los valores justos de sus fondos de pensiones y primas de antigüedad. La Compañía proporciona a dichos actuarios ciertas premisas que tienen un efecto significativo sobre el valor justo registrado de sus fondos de pensiones y primas de antigüedad. Dichas premisas incluyen lo siguiente:

- la tasa de descuento promedio ponderada, que se utiliza para obtener el valor actual neto de sus obligaciones;

- el rendimiento sobre los activos, utilizado para estimar el incremento en el valor de las inversiones en activos que se encuentran disponibles para cumplir con ciertas obligaciones;

- los aumentos salariales, que se utilizan para calcular el impacto de los aumentos de sueldos futuros sobre las obligaciones exigibles tras la jubilación de los trabajadores; y

- la inflación en los costos médicos, que se utiliza para calcular el impacto de los costos médicos futuros sobre las obligaciones exigibles tras la jubilación de los trabajadores.

La Compañía considera que estas premisas afectan directamente la valuación actuarial de las obligaciones por concepto de fondos de pensiones y primas de antigüedad registradas en su balance general, así como las utilidades o los gastos que fluyen a través de su estado de resultados. Las estimaciones de la Compañía se basan en información histórica o de mercado que la misma considera razonable en vista de las circunstancias. Las variaciones en dichas premisas podrían tener un efecto significativo sobre las cifras reflejadas en el estado de resultados de la Compañía.

3.5.1.4 Provisión para cuentas incobrables

La administración de la Compañía realiza estimaciones con respecto al no cobro de sus cuentas por cobrar. En concreto, al evaluar la provisión para cuentas incobrables, la administración de la Compañía analiza las cuentas por cobrar, los créditos incobrables históricos, la concentración de cuentas de sus clientes, la calidad crediticia de sus clientes, las tendencias económicas imperantes y los cambios en los términos de pago. La política de la Compañía es tener una reserva suficiente que permita cubrir la cartera con retraso de pago a más de 90 dias En el supuesto de que se verifique un

cambio de circunstancias (por ejemplo, que el nivel de incumplimientos sea superior al previsto, o que ocurra algún cambio adverso significativo en la capacidad de alguno de sus principales clientes para cumplir con sus obligaciones frente a la Compañía), los cálculos de la Compañía en cuanto al importe recuperable de sus cuentas por cobrar podría disminuir en una cantidad sustancial.

3.5.1.5 Deterioro de activos fijos y diferidos.

La Compañía calcula la vida útil de sus activos fijos y diferidos con el fin de determinar el importe de los gastos por amortización y depreciación que registrará durante un determinado período contable. Las vidas útiles se calculan en la fecha de adquisición del activo, y se basan tanto en la experiencia histórica de la Compañía con respecto a otros activos similares como en los cambios tecnológicos u otros cambios esperados. En el supuesto de que los cambios tecnológicos ocurran a un ritmo más rápido de lo esperado o en forma distinta a lo previsto, podría ser necesario acortar las vidas útiles imputadas a dichos activos, lo cual daría como resultado el reconocimiento de mayores gastos por depreciación y amortización en períodos futuros. Además, estos tipos de cambios tecnológicos podrían dar como resultado el reconocimiento de un cargo por deterioro para reflejar el descuento en el valor del activo. La Compañía revisa anualmente estos tipos de activos para determinar si existe un deterioro en el valor de los mismos, aunque también los revisa cuando los hechos o circunstancias indican que existe la posibilidad de que su valor en libros no pueda recuperarse durante el resto de su vida útil. La Compañía utiliza sus flujos de efectivo para cubrir los deterioros en el valor de sus activos, tomando en consideración las estimaciones de la administración en cuanto a las operaciones futuras.

3.5.1.6 Instrumentos Financieros Derivados

En cumplimiento con los controles y procedimientos establecidos para la administración y reducción de nuestro riesgo financiero, utilizamos financiamientos a través de transacciones derivadas, tales como tasas de interés e intercambios de moneda, contratos de futuros de divisas y capital, opciones y futuros. Las principales transacciones realizadas han sido: (i) coberturas de operaciones pronosticadas para adquirir combustibles y energía eléctrica, (ii) coberturas sobre las inversiones netas de Hylsamex en asociadas extranjeras; (iii) coberturas sobre el ejercicio futuro de opciones bajo nuestros programas de compra de acciones, y (iv) lograr fuentes alternas de financiamiento para la reducción de su costo. Estos instrumentos han sido negociados con instituciones o corporaciones con capacidad financiera considerable; por lo que consideramos que el riesgo de incumplimiento con las obligaciones asumidas por dichas contrapartes es mínimo.

A partir del 1° de enero de 2001, adoptamos el Boletín C-2 Instrumentos Financieros (Boletín C-2), el cual requiere el reconocimiento de todos los financiamientos a través de transacciones derivadas en el balance general como activos o pasivos, a su valor razonable estimado, así como el reconocimiento de los cambios en tales valores en el estado de resultados respecto al período en el que ocurrieron. Existen ciertas exenciones a la regla general que indica cuales transacciones derivadas califican como coberturas. Las primas pagadas o recibidas en instrumentos derivados compensatorios son diferidas y amortizadas sobre la vida del instrumento base compensado, o inmediatamente cuando son saldos. De acuerdo con el Boletín C-2, nuestros balances generales y estados de resultados están sujetos a la volatilidad surgida de las variaciones en las tasas de interés, tipos de cambio, precios de acciones y otras condiciones establecidas en nuestros instrumentos derivados . El valor razonable estimado representa un efecto de valuación a la fecha del informe, y las salidas o entradas externas finales de efectivo que vamos a recibir o a realizar a nuestras contrapartes, no serán conocidas hasta que termine el plazo establecido para los instrumentos derivados en cuestión.

3.5.1.7 Estimación para inventarios

La Compañía identifica y clasifica regularmente en forma física aquellos materiales obsoletos o de lento movimiento, por lo que es necesario registrar estimaciones para obsolescencia.

Adicionalmente, la Compañía crea una reserva para el inventario de productos terminados, cuando su costo exceda al valor de mercado. Dicho análisis se lleva a cabo en forma individual por cada subsidiaria, considerando los precios y costos específicos aplicables a cada una de ellas.

3.5.2 Factores clave que afectan los ingresos y la utilidad de operación

Los ingresos reportados por Hylsamex por la venta de productos de acero y el procesamiento de acero, son generados por las divisiones de Aceros Planos, Alambrón y Varilla y Aceros Tubulares de Hylsa, así como por Galvak y Acerex.

3.5.2.1 Ingresos

Los ingresos generados por las ventas de productos de acero de la Compañía se ven afectados por los siguientes factores clave:

- *Tendencias en los precios del acero a nivel mundial.* En términos generales, los precios del acero en México se determinan con base en los precios del acero a nivel mundial, que a su vez se determinan con base en las tendencias de la oferta y la demanda a nivel mundial. En los años 2000 y 2001, los precios del acero a nivel mundial disminuyeron, principalmente como resultado de la desaceleración económica, el aumento en la competencia y el exceso de capacidad a nivel mundial. Por lo general, las disminuciones en los precios del acero a nivel mundial conducen a una disminución en los precios de los productos de la Compañía y, en consecuencia, a una disminución en sus niveles de ingresos y rentabilidad. Para finales de 2001, los precios del acero a nivel mundial habían caído a los niveles más bajos registrados en los últimos 20 años, pero en 2002 comenzaron a recuperarse. A principios de 2003, se registró un incremento en la demanda del Lejano Oriente, que se vio seguido por un período negativo en las compras. Sin embargo, la demanda y los precios del acero a nivel mundial se vieron fuertemente estimulados en el segundo semestre de 2003. A partir de fines de 2003 y durante 2004, el mayor crecimiento económico mundial provocó una robusta demanda de acero y una importante alza en los precios internacionales del acero. Asimismo, la escasez de acero y el consiguiente aumento en los precios internacionales se han visto acentuados por la respuesta limitada de los productores de acero, debido a los siguientes factores: la consolidación en la industria, los cierres definitivos de capacidad productiva, la escasez de materia prima que principalmente afecta a los productores que utilizan alto horno, y la insuficiente inversión en años recientes causada por los recientes años de baja rentabilidad.

- *Demanda de productos de acero.* Históricamente, el crecimiento anual del consumo de acero en México ha estado ligado a los cambios anuales en el PIB del país. La situación de la economía a nivel mundial, incluyendo la inflación, los tipos de cambio y los cambios en el producto interno bruto de los mercados de exportación de la Compañía, también influyen en el consumo de acero. La Compañía orienta sus ventas nacionales de productos de acero al mercado indirecto de exportación, el mercado de distribución, las industrias de la construcción y de autopartes, y otras industrias. La naturaleza cíclica de las industrias atendidas por la Compañía también afecta la demanda. El consumo de acero en México disminuyó en 2001 como resultado del desacelere de la economía nacional y la economía de los Estados Unidos. En 2002, la economía nacional mostró un ligero crecimiento que continuó a lo largo de 2003. En 2004, el mercado doméstico de acero

mostró un crecimiento moderado, al registrar México una expansión al igual que la economía de E.U. De acuerdo a información preliminar de fines de 2004 de la Cámara Nacional de la Industria del Hierro y del Acero ("Canacero"), la demanda doméstica de acero creció 8% en 2004, principalmente a causa de un mayor consumo de placa, productos largos y productos recubiertos.

- *Tipos de cambio.* La mayoría de los ingresos de la Compañía están relacionados con el dólar en virtud de que los precios del acero en México se determinan con base en los precios internacionales del acero. En cuestión de costos, aproximadamente el 70% de la estructura de costos de la Compañía está relacionada con el dólar, en tanto que el 30% restante se incurren en pesos. La gran mayoría de los costos denominados en pesos de la Compañía corresponden a mano de obra. La competitividad de la estructura de costos de la Compañía está sujeta en gran medida a la fluctuación en el tipo de cambio del peso frente al dólar. La apreciación del peso frente al dólar afecta los ingresos de la Compañía en distintas formas. Cuando el valor del peso se aprecia, la Compañía recibe un importe en pesos más bajo por cada dólar en sus exportaciones. Al mismo tiempo, las importaciones se vuelven más baratas en términos de pesos, estableciendo límites máximos a los precios nacionales y limitando la capacidad de la Compañía para aumentar sus precios a fin de contrarrestar la inflación. A la inversa, las depreciaciones del peso, que en 2002 y 2003 se depreció un 12.8% y un 9.0%, respectivamente, han tenido un efecto positivo en los ingresos de la Compañía en los últimos años. En 2004 el peso experimentó una depreciación muy ligera de 0.3%.

- *Exportaciones.* La capacidad de la Compañía para incursionar de manera rentable en los mercados de exportación varía dependiendo del del tipo de cambio peso-dólar, las condiciones económicas de los países a los cuales exporta sus productos y los precios generales del acero. En virtud de que por lo general los precios promedio de exportación son más bajos que los precios nacionales promedio, los aumentos en las ventas de exportación tienden a tener un efecto negativo sobre el ingreso por tonelada de la Compañía. Las ventas de exportación de la Compañía disminuyeron en 2001 como resultado de la desaceleración económica y la baja en los precios del acero rolado en caliente. Las ventas de exportación de la Compañía se incrementaron en 2002, y en mayor medida en 2003 debido a la demanda en Asia y al aumento de la actividad económica en Norteamérica hacia finales del año. Durante 2004, Hylsamex registró un sólido volumen de exportación, impulsado por el crecimiento económico en la región de NAFTA. La Compañía reportó el más alto tonelaje de exportación de los últimos 8 años.

- *Inflación.* Como se mencionó anteriormente, la inflación tiene un efecto negativo en los ingresos de la Compañía al reexpresarlos en pesos constantes. En virtud de lo anterior, aun cuando los ingresos de la Compañía se incrementen en términos nominales, los ingresos reflejados por la misma mostrarán una disminución a menos que el índice de crecimiento en términos nominales sea por lo menos igual al índice de inflación. A la inversa, la inflación acentúa las disminuciones en los precios nominales. La tasa de inflación aumentó de 4.0% en 2003 a 5.2% en 2004.

- *Competencia en importaciones.* Durante el periodo 2000-2002 las importaciones de acero, expresadas como porcentaje del volumen total de consumo de acero nacional, fueron significativas como resultado del exceso de capacidad a nivel mundial, ocasionando que los productores nacionales buscaran nuevos mercados. Además, la apreciación del peso, que abarató las importaciones y las volvió más competitivas en términos de pesos, proporcionó a los productores extranjeros un incentivo para vender en México sus excedentes. Las importaciones disminuyeron en 2003 como resultado de la mejoría en las condiciones de los mercados internacionales y la debilitación del peso. En 2001, el gobierno mexicano adoptó diversas medidas para impedir la entrada al país de productos de importación en términos desventajosos, incluyendo el incremento temporal de los aranceles aplicables a las importaciones provenientes de países con los que México

no tiene celebrados tratados de libre comercio. El incremento temporal en estos aranceles duró hasta abril de 2004. El mercado de acero plano en México permanece como uno de los más abiertos en el mundo, con importaciones que representaron 17% de la demanda doméstica de acero plano en 2004. En 2004 las importaciones se vieron limitadas debido a la demanda de acero en otras regiones del mundo.

- *Mezcla de productos de valor agregado.* En respuesta a los cambios en los precios del acero a nivel mundial, en los últimos años la Compañía ha realizado importantes esfuerzos para destinar un mayor porcentaje de su mezcla de operaciones a la fabricación de productos de valor agregado tales como el acero rolado en frío, el acero galvanizado y los productos tubulares, en lugar de los productos de acero básico tales como el acero rolado en caliente y varilla. La Compañía considera que este cambio en su mezcla de operaciones hacia la fabricación de productos de valor agregado, le permitirá mantener mayores márgenes aun en períodos cíclicos de desaceleración económica. Sin embargo, la Compañía mantiene su capacidad adicional de producción de acero básico en el Molino #1, para aprovechar la recuperación en los precios del acero, tal y como sucedió en 2004.

- *Fuentes de ingresos distintas del acero.* Además de generar ingresos por la venta de productos de acero, la Compañía también genera ingresos a través de la división Tecnología y otras áreas. La división Tecnología HYL® vende la tecnología para HRD de Hylsa a nivel mundial y proporciona servicios de ingeniería, capacitación y asistencia técnica para el uso de la misma. Los aumentos en los precios del gas natural tienden a reducir la demanda de plantas de HRD que utilizan gas natural como agente reductor. Sin embargo, en 2004 la fuerte recuperación de la industria del acero ha provocado una reactivación en la demanda de plantas de HRD. La Compañía también genera ingresos a través de Peña Colorada y la venta de pélets de mineral de hierro. En 2004 y en los primeros meses de 2005, los precios internacionales del pélet de mineral de hierro se han apreciado como consecuencia de la demanda de la industria siderúrgica global por este insumo.

3.5.2.2 Utilidad bruta

La utilidad bruta de la Compañía se ve afectada principalmente por los siguientes factores:

- *Costo nominal de las materias primas variables.* Las principales materias primas variables de la Compañía se clasifican como sigue:

    - *Metálicos.* Las principales materias primas metálicos utilizadas en la fabricación de acero son el HRD y la chatarra de acero. Como se mencionó anteriormente, la Compañía obtiene todos sus suministros de HRD de fuentes cautivas, en tanto que sus suministros de chatarra se obtienen de fuentes nacionales, de importación o se generan a nivel interno. El precio del HRD se ve afectado principalmente por el costo del gas natural. Por lo general, los precios de la chatarra de acero siguen las tendencias de los precios internacionales del acero y, por tanto, están influenciados por los ciclos de la industria. Los precios de la chatarra de acero han aumentado a medida que el mercado nacional se ha recuperado. Sin embargo, en virtud de que el aumento en los precios de los productos terminados ha sido superior al aumento en los precios de la chatarra de acero y los costos del HRD, los márgenes se han incrementado y los resultados de Hylsamex han mejorado.

    - *Energéticos.* El gas natural y la energía eléctrica constituyen dos de los componentes más importantes de la estructura de costos de la Compañía. El gas natural se utiliza principalmente en la producción de HRD. La Compañía adquiere gas natural en el mercado *spot.* El costo de la energía eléctrica cargado por el proveedor se basa en los precios de

los combustibles y en tres distintos índices de producción que se ven afectados por la inflación nacional y la devaluación de la moneda. Los precios de la energía eléctrica se han incrementado en el último año como reflejo del aumento en los precios de los hidrocarburos. La Compañía da seguimiento a los precios del gas natural y celebra operaciones de cobertura parcial contra las fluctuaciones.

- *Otras.* Esta categoría incluye las materias primas tales como los electrodos, los refractarios y las aleaciones utilizadas en la producción de acero. La Compañía adquiere estas materias primas en el mercado *spot* o a través de contratos con proveedores.

- *Inflación.* El aumento en la inflación reduce el efecto de los incrementos en los costos nominales sobre las utilidades registradas por la Compañía en pesos constantes.

3.5.2.3 Utilidad de operación

La utilidad de operación de la Compañía es resultado de sus niveles de utilidad bruta y gastos de operación. Los gastos de operación de la Compañía son tanto fijos como variables. La utilidad de operación de la Compañía aumentó significativamente en 2004 en comparación con 2003 debido al aumento en los precios internacionales del acero y la integración vertical de la Compañía, que ayudó a mantener el costo unitario relativamente estable, expandiendo los márgenes de utilidad.


Hylsa
mex

Capítulo 4
Administración

4.1. Auditores Externos

La Compañía ha contratado los servicios de la firma PricewaterhouseCoopers como auditor externo, quien ha proporcionado estos servicios por más de quince años.

El Consejo de Administración es responsable del nombramiento de los auditores externos, para lo cual se apoya en su Comité de Auditoría.

La firma PricewaterhouseCoopers no presta servicios de naturaleza diferente a los de auditoría externa para propósitos financieros y fiscales a Hylsamex y sus empresas.

4.2. Operaciones con Personas Relacionadas y Conflicto de Intereses

Actualmente la Compañía es una subsidiaria mayoritaria de Alfa. Hasta en tanto quede concluida la separación de la Compañía de Alfa, esta última tendrá la facultad de nombrar a prácticamente todos los miembros del consejo de administración de la Compañía y de determinar el resultado de las votaciones con respecto a cualquier asunto que deba someterse a la consideración de los accionistas.

ALFA dejará de ser accionista en Hylsamex cuando se concrete la compra anunciada de Hylsamex por parte del Grupo Techint en 2005. Ver Sección 1.2 Resumen Ejecutivo bajo "Separación de ALFA".

Alfa y sus filiales proporcionan diversos servicios corporativos a la Compañía y sus subsidiarias, así como a muchas otras filiales de Alfa. Estos servicios corporativos incluyen asistencia en áreas tales como el manejo de las relaciones laborales, el establecimiento de políticas de sueldos, la negociación y contratación de cobertura de seguros, el desarrollo de planes de negocios, la prestación de servicios jurídicos y el manejo de relaciones con el gobierno y grupos de la industria. Como contraprestación por el suministro de dichos servicios, Alfa factura a la Compañía un importe anual que no puede exceder del 1% de sus activos consolidados netos. La Compañía redistribuye dichos cargos entre sus subsidiaras de acuerdo con sus respectivas ventas netas. En 2001 y 2002 el importe total de los pagos efectuados por la Compañía y sus subsidiarias a Alfa como contraprestación por dichos servicios ascendió a Ps.127 millones y Ps.130 millones, respectivamente (que representaron el 0.9% de sus ventas consolidadas netas en cada uno de dichos períodos). De conformidad con los contratos de reestructuración celebrados en julio de 2002, la Compañía tenía prohibido efectuar pagos por concepto de servicios corporativos a Alfa antes del 1 de julio de 2006, en el caso de Galvak, y antes del 1 de marzo de 2009 en el caso de Hylsa. Sin embargo, el 30 de septiembre de 2004, Hylsamex e Hylsa pagaron en forma anticipada la deuda bancaria originada en la reestructuración financiera de julio de 2002; por consiguiente, en el 4T04 Hylsamex e Hylsa procedieron a liquidar su adeudo de US$44 millones con Alfa, por servicios que se le debían a Alfa y que habían sido acumulados desde la reestructura de la deuda. Hylsamex e Hylsa también reiniciaron los pagos por servicios corporativos. En 2004, los pagos de Hylsamex y sus subsidiarias a Alfa por concepto de servicios corporativos ascendieron a US$8 millones, pagados en el 4T04.

Hylsamex y sus subsidiarias también reciben otros servicios de parte de empresas filiales de Alfa. En 2002, 2003 y 2004, Hylsamex y sus subsidiarias registraron gastos por un total de Ps.24 millones, Ps.25 millones y Ps.21 millones, respectivamente, por concepto de servicios prestados por filiales de Alfa (excluyendo los pagos a Alfa antes mencionados). Las prestaciones del personal ascendieron a Ps.95 millones, Ps.98 millones y Ps.96 millones en 2002, 2003 y 2004, respectivamente; los servicios médicos representaron la mayoría de estos gastos. El resto de dichos gastos correspondió a servicios de reclutamiento, jurídicos, de seguridad y de otro tipo.

4.3. Administradores y Accionistas

4.3.1. Principales Funcionarios

Ing. Alejandro M. Elizondo Barragán, es Director General de Hylsamex desde agosto de 1995. Anteriormente se desempeñó como Director General de Aceros Planos, Director General de Alambrón y Varilla, Director de Administración en Hylsa, y colaboró en las áreas de planeación en Alfa e Hylsa. Tiene 51 años de edad y ha laborado en Alfa por 29 años. Es Ingeniero Mecánico del Instituto Tecnológico y de Estudios Superiores de Monterrey, y cuenta con una Maestría en Administración (MBA) de la Universidad de Harvard.

Ing. Manuel Gutiérrez Espinoza, es Director de Finanzas y Planeación de Hylsamex desde enero de 2005. Anteriormente se desempeñó como Director de Negocios Electrónicos de ALFA. Ha tenido una trayectoria extensa en diversas funciones dentro de la alta dirección de ALFA, entre éstas, ocupó durante el periodo 1986-1996 la Dirección de Planeación en Hylsamex. Es Ingeniero Mecánico Administrador del Instituto Tecnológico y de Estudios Superiores de Monterrey, y cuenta con una Maestría en Administración de Empresas del Instituto Tecnológico de Massachusetts (MIT).

Ing. Felipe Garza Medina, es Director General de Galvacer desde junio de 2004. Se desempeñó como Director General de Aceros Planos desde agosto de 1995 hasta mayo de 2004. Anteriormente fue Director General de Selther-Simmons, una subsidiaria del Grupo Versax de Alfa, y colaboró en las áreas de Planeación Corporativa de Alfa e Hylsa, tiene 48 años de edad y ha colaborado con Alfa por 28 años. Es Ingeniero Químico de la Universidad de Stanford y cuenta con una Maestría en Administración (MBA) de la Universidad de Cornell.

Ing. Régulo Salinas Garza, es Director General de Aceros Planos desde junio de 2004. Fungió como Director General de Alambrón y Varilla desde diciembre de 1995 hasta mayo de 2004. Anteriormente fue Director de ventas de Aceros Planos y ha ocupado diversos puestos en la administración de Hylsa. Tiene 49 años de edad y ha colaborado con Alfa por 27 años. Obtuvo el título de Ingeniero Químico administrador en el Instituto Tecnológico de Estudios y Superiores de Monterrey y una Maestría en Administración (MBA) en la Universidad de Chicago.

Ing. Luis Contreras Olavarrieta, es Director General de Alambrón y Varilla desde junio de 2004. Anteriormente, se desempeñó como Director de Operaciones en la Planta Puebla de la misma división, puesto que ocupó después de colaborar en varias posiciones dentro de la Compañía, incluyendo las áreas de Ingenería y Calidad. Tiene 53 años y ha trabajado en Hylsamex durante 28 años. Obtuvo el título de Ingeniero Químico en la Universidad Iberoamericana y cuenta con una Maestría en Metalurgia del Georgia Institute of Technology.

Ing. José Carlos Garza Dávila, es Director General de la División Tecnología y Materias Primas desde enero de 2005. Anteriormente se desempeñó como Director de Operaciones en Galvak, habiendo colaborado en las áreas de Ingeniería, abastecimientos y comercial de esta misma empresa. Tiene 47 años de edad y ha laborado en Alfa por 19 años. Es Ingeniero Mecánico con Maestría en Administración por parte del Instituto Tecnológico y de Estudios Superiores de Monterrey y cuenta con una Maestría en Administración Internacional (Global MBA) de la Escuela de Graduados de Thunderbird en Glendale Arizona.

Lic. Ricardo Sada Villarreal, ha sido Tesorero de Hylsamex desde 1990. Anteriormente fue Subdirector Administrativo de Aceros Planos de Hylsa y ha ocupado varios puestos en administración y finanzas en Hylsa y otras compañías de Alfa. Tiene 58 años de edad y ha colaborado con Alfa durante 36 años. Tiene el título de Licenciado en Administración de Empresas del Instituto Tecnológico y de Estudios Superiores de Monterrey (ITESM) y cuenta con una Maestría en Administración (MBA) de la Universidad de Texas en Austin.

Lic. Carlos Jiménez Barrera, es Director Jurídico de la Compañía. También ha sido Director Jurídico de Asuntos Corporativos de Alfa desde 1982. Tiene 49 años de edad y ha trabajado para Alfa desde 1977. Obtuvo el título de Abogado en la Universidad de Monterrey y una Maestría de Jurisprudencia Comparativa de la Escuela de Leyes de la Universidad de Nueva York.

4.3.2. Miembros del Consejo

El Consejo de Administración de Hylsamex se integra actualmente por 11 miembros, todos ellos designados con el carácter de consejeros propietarios, no existiendo consejeros suplentes. Los miembros del Consejo de Administración fueron designados en la Asamblea General Ordinaria de Accionistas de fecha 6 de abril de 2005, son elegidos por un período de 1 (un) año. Los nombres de las personas integrantes del referido Consejo, la fecha en la que fueron designados y su principal actividad se describen a continuación:

Nombre:	Fecha de Designación	Actividad Principal
Dionisio Garza Medina(3)	Abril de 1992	Presidente del Consejo y Director General Ejecutivo de Alfa, S.A. de C.V.
Gerardo X. Calderón Rojas(2)	Julio de 1994	Miembro del Consejo
Alejandro Elizondo Barragán(3)	Abril de 1996	Director General Ejecutivo de Hylsamex, S.A. de C.V.
Álvaro Fernández Garza(3)	Marzo de 2003	Miembro del Consejo
Bernardo Garza de la Fuente(3)	Abril de 1994	Director Internacional y Nuevos Negocios Sigma Alimentos, S.A. de C.V.
Armando Garza Sada(3)	Abril de 1992	Director General de Versax, S.A. de C.V.
Eduardo Garza T. Fernández(1)	Abril de 1996	Miembro del Consejo
Alfonso González Migoya(3)	Abril de 1996	Director Corporativo Alfa, S.A. de C.V.
Carlos Jiménez Barrera(3)	Abril de 2005	Director Corporativo Jurídico Alfa, S.A. de C.V.
Rafael Rangel Sostman(1)	Abril de 1993	Miembro del Consejo
José Lorenzo Garza Hinojosa(2)	Marzo de 2004	Miembro del Consejo

Claves:
(1) Consejero Independiente
(2) Consejero Patrimonial Independiente
(3) Consejero Patrimonial Relacionado

El cargo de comisario propietario lo detenta el C.P. Héctor Puente Segura y el de comisario suplente el C.P. Jorge Valdez González , el primero socio de PricewaterhouseCoopers y el segundo director de contraloría de Alfa, S.A. de C.V. Los secretarios de la Sociedad son el Lic. Carlos Jiménez Barrera y el Lic. Jorge A. Treviño Garza, propietario y suplente respectivamente.

Como honorarios por su desempeño cada uno de los Consejeros percibirá como emolumentos netos después de la retención del impuesto correspondiente dos monedas de cincuenta pesos oro, de

las denominadas centenarios, por año más dos de dichas monedas por cada junta de Consejo a la que asistan o, en su defecto los valores equivalentes respectivos en moneda nacional de curso legal.

Los señores Eduardo Garza T. Fernández y Alfonso González Migoya son miembros del Comité de Auditoria. El señor José Lorenzo Garza Hinojosa encabeza dicho Comité.

Los estatutos sociales establecen las siguientes funciones del Comité de de Auditoria: a) La definición de políticas contables de la Compañía, que incluyan entre otras cosas criterios contables, sus adecuaciones y la vigilancia de su cumplimiento; b) Los sistemas internos de control e información (apoyado por Auditoria Interna); c) El aseguramiento de la veracidad de la información financiera (apoyado por Auditoria Externa); d) Las políticas corporativas, en las áreas de legalidad, ética y moralidad; e) Los sistemas de control de la políticas corporativas (apoyado por Auditoria Externa); y f) La selección del Auditor Externo y la determinación de su compensación.

En lo relativo a las compensaciones y prestaciones que reciben los principales funcionarios de la Sociedad, se informa que durante el ejercicio social del 2003 el monto total que representaron en conjunto las remuneraciones y prestaciones de los principales funcionarios de la Sociedad, fue de Ps.39 millones, moneda nacional; en la inteligencia de que el monto anterior se integra por sueldo base y prestaciones de ley, y está complementado por un programa de compensación variable que se rige básicamente con base en los resultados de la Sociedad y por el valor de mercado de las acciones de la Sociedad.

El Consejo de Administración tendrá la representación de la sociedad y, además, las siguientes atribuciones:

1. Poder para realizar todos los actos de administración y dominio.
2. Ejercitar el poder de la Sociedad para pleitos y cobranzas.
3. Poder para suscribir, otorgar, girar, emitir, expedir, aceptar, certificar o endosar títulos de crédito.
4. personas que giren en contra de las mismas, así como para cancelarlas.
5. Facultades para llevar a cabo todos los actos no reservados expresamente por la Ley o por los Estatutos a las asambleas de accionistas.
6. Facultades para convocar a asambleas de accionistas, generales o especiales y para ejecutar sus resoluciones.
7. Designación o remoción de los auditores externos de esta Sociedad.
8. Poder para determinar el sentido en que deban ser emitidos los votos correspondientes a las acciones propiedad de esta Sociedad, en las Asambleas Generales Extraordinarias y Ordinarias de Accionistas de las sociedades en que sea titular de la mayoría de las acciones.
9. Poder para autorizar la adquisición de acciones emitidas por la propia Sociedad.
10. Para garantizar obligaciones o títulos de crédito a cargo de esta Sociedad.
11. Autorización para conferir poderes en nombre de la Sociedad.

4.3.3. Accionistas

Al 31 de diciembre de 2004, Hylsamex tenía distribuido el 57.49% de su capital social entre el público inversionista: 40.84% está representado por acciones ordinarias de la serie "B" y 16.65% por acciones serie "L". Ambos valores cotizan en la BMV. El 42.51% remanente del capital social permanece en ALFA, con lo que al 31 de diciembre de 2004 esta última es la compañía controladora de Hylsamex.

ALFA dejará de ser accionista en Hylsamex cuando se concrete la compra anunciada de Hylsamex por parte del Grupo Techint en 2005. Ver Sección 1.2 Resumen Ejecutivo bajo "Separación de ALFA".

4.4. Estatutos Sociales y Otros Convenios

La Sociedad se constituyó el día 21 del mes de octubre de 1991, siendo su denominación original SIDERURGICA ALFA, S.A. de C.V. Su objeto social incluye entre otras actividades la de ser titular y controlar, directa o indirectamente a través de otras sociedades o fideicomisos, acciones o participaciones en otras sociedades. El domicilio de la Sociedad es en el Municipio de San Nicolás de los Garza, Nuevo León.

La Sociedad es de nacionalidad mexicana. Los socios extranjeros actuales o futuros de la Sociedad, se obligan formalmente con la Secretaría de Relaciones Exteriores a considerarse como nacionales con respecto a las acciones de la Sociedad que adquieran o de que sean titulares, así como de los bienes, derechos, concesiones, participaciones o intereses de los que sea titular la Sociedad; o bien de los derechos y obligaciones que deriven de los contratos en que sea parte la propia Sociedad con autoridades mexicanas, y a no invocar, por lo mismo, la protección de sus Gobiernos, bajo la pena, en caso contrario, de perder en beneficio de la Nación las participaciones sociales que hubieren adquirido.

El capital social en su parte mínima fija se encuentra íntegramente suscrito y pagado, y está representado por acciones comunes, Serie "B", nominativas, sin expresión de valor nominal,: Habrá una sola clase de acciones, las cuales conferirán iguales derechos y obligaciones a sus tenedores.

El capital social es variable, siendo el mínimo fijo sin derecho a retiro la cantidad de Ps.4,975,128,754.

Las asambleas ordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, si en las mismas se encuentran presentes accionistas o apoderados de accionistas que representen más del 50% de la totalidad de las acciones de la Sociedad con derecho a votar en la misma. En caso de segunda o ulterior convocatorias, dichas asambleas ordinarias serán consideradas legalmente instaladas, cualquiera que fuere el número de acciones con derecho a voto que estén representadas.

Las asambleas extraordinarias de accionistas serán consideradas legalmente instaladas en virtud de primera convocatoria, cuando estén presentes accionistas o apoderados de accionistas que representen cuando menos el 75% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate. En el caso de segunda o ulterior convocatorias, las asambleas extraordinarias serán consideradas legalmente instaladas si se encuentran presentes accionistas o apoderados de accionistas representando cuando menos el 50% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate. Las resoluciones de las asambleas extraordinarias serán válidas si las mismas son aprobadas cuando menos por el 50% de la totalidad de las acciones con derecho a voto en la asamblea de que se trate.

Las resoluciones de las asambleas de accionistas adoptadas válidamente, serán obligatorias para esta Sociedad, y para los accionistas ausentes y disidentes.

La Administración de la Sociedad estará a cargo de un Consejo de Administración constituido por el número de miembros, no menor de cinco ni mayor de veinte, que determine la asamblea ordinaria de accionistas. Se considerará que el Consejo se encuentra legalmente reunido, cuando la mayoría de sus miembros o sus respectivos suplentes se encuentran presentes. Las decisiones del Consejo deberán ser aprobadas por mayoría de votos del total de sus miembros propietarios (o sus respectivos suplentes).


Hylsa
mex

Capítulo 5
Mercado Accionario

5.1. Estructura Accionaria

Al 31 de diciembre de 2004, la Compañía tiene un total de 607,502,511 acciones en circulación, de las cuales 506,340,463 corresponden a la serie "B" y 101,162,048 son de la serie "L". Hylsamex se convirtió en empresa pública en octubre de 1994, mediante una colocación primaria de 43,756,094 acciones serie "B" realizada de manera simultánea en México y en el extranjero.

Durante el primer trimestre de 2004, ALFA distribuyó a sus accionistas 197,334,903 Certificados de Participación Ordinaria ("CPOs"), los cuales representaban acciones de Hylsamex serie "B". Los CPOs fueron registrados y listados en la Bolsa Mexicana de Valores.

En julio de 2004, Hylsamex realizó una colocación de 101,162,048 acciones serie "L" en México y en el extranjero. Las acciones serie "L" fueron registradas y listadas en la Bolsa Mexicana de Valores. Hylsamex obtuvo US$137 millones de recursos netos derivados de esta colocación, los cuales fueron combinados con generación interna de efectivo para pagar anticipadamente deuda bancaria a nivel de la empresa tenedora Hylsamex, S.A. de C.V. Este pago anticipado permitió la cancelación de los CPOs y el canje de los mismos por acciones serie "B", las cuales habían sido otorgadas en garantía a los bancos acreedores de la empresa tenedora Hylsamex, S.A. de C.V.

Al 31 de diciembre de 2004, ALFA era propietaria de 258,233,637 acciones serie "B", que representaban 42.51% del capital social total de Hylsamex y 51.00% del capital social con derecho a voto de la Compañía. El capital social restante, comprendido por 248,106,826 acciones serie "B" y las 101,162,048 acciones serie "L", está repartido entre el público inversionista.

ALFA dejará de ser accionista en Hylsamex cuando se concrete la compra anunciada de Hylsamex por parte del Grupo Techint en 2005. Ver Sección 1.2 Resumen Ejecutivo bajo "Separación de ALFA".

En cuanto a la emisión en los mercados extranjeros de la serie "B", se tiene un programa de American Depositary Receipts y de Global Depositary Shares, bajo la regla 144-A y el nivel 1. Cada ADR, con ticker "HLETY", representa seis acciones serie "B" de las cotizadas en la Bolsa Mexicana de Valores. Los ADR de la Compañía están bajo la custodia de la institución Bank of New York.

5.2. Comportamiento de la Acción en el Mercado de Valores

En seguida se presenta el comportamiento de la acción "HYLSAMXB", cotizada en la Bolsa Mexicana de Valores, y del ADR con ticker "HLETY". Las series de precios están a valor nominal, sin ajustar por inflación.

Título: HYLSAMXB

Período	Precio Cierre		Precio Máximo[1]		Precio Mínimo[2]		Volumen Operado[3]	
	Acción	ADR	Acción	ADR	Acción	ADR	Acción	ADR
1998	**12.50**	**7.46**	**47.60**	**35.36**	**9.40**	**5.43**	**71,654**	**2,105**
1999	**27.80**	**17.59**	**32.35**	**20.63**	**11.00**	**6.23**	**64,118**	**733**
1T00	21.90	14.16	28.00	17.49	20.30	12.72	18,392	19
2T00	15.70	9.63	22.50	13.97	15.00	9.10	7,521	18
3T00	9.22	5.85	17.10	10.62	8.80	5.74	7,336	63
4T00	9.54	5.81	10.50	6.45	8.20	3.82	6,439	13
2000	**9.54**	**5.81**	**28.00**	**17.49**	**8.20**	**3.82**	**39,688**	**113**
1T01	7.20	4.55	9.50	5.91	6.71	4.32	5,142	65
2T01	5.60	3.70	7.39	4.79	5.45	3.70	3,194	22
3T01	3.80	2.40	5.80	3.76	3.80	2.40	6,081	1
4T01	5.00	3.27	5.64	3.67	2.60	1.70	4,453	-
2001	**5.00**	**3.27**	**9.50**	**5.91**	**2.60**	**1.70**	**18,870**	**88**
1T02	6.40	3.99	6.60	4.26	4.00	2.76	5,002	-
2T02	8.30	5.56	12.68	7.55	6.30	4.25	20,412	133
3T02	6.90	4.05	9.80	5.81	6.02	3.51	3,288	4
4T02	6.10	3.33	7.70	4.62	5.50	3.24	1,140	7
2002	**6.10**	**3.33**	**12.68**	**7.55**	**4.00**	**2.76**	**29,841**	**144**
1T03	5.18	2.74	6.00	3.43	3.91	2.16	2,466	100
2T03	6.30	3.63	6.36	3.63	4.83	2.70	3,384	24
3T03	7.10	3.86	7.99	4.42	5.15	2.88	16,353	7
4T03	6.78	3.62	7.64	4.01	6.60	1.78	11,987	-
2003	**6.78**	**3.62**	**7.99**	**4.42**	**3.91**	**1.78**	**34,190**	**131**
1T04	10.92	6.13	11.33	6.27	6.03	3.48	42,114	20
2T04	16.17	8.79	17.31	9.52	10.71	6.05	41,640	1
3T04	22.23	12.29	22.30	12.29	15.45	8.57	74,498	-
4T04	31.76	17.93	34.03	18.98	22.23	12.79	136,038	2
2004	**31.76**	**17.93**	**34.03**	**18.98**	**6.03**	**3.48**	**294,290**	**23**
1T05	35.36	19.91	38.17	21.47	27.64	15.83	135,181	5

De la misma manera, se presenta el comportamiento de "HYLSAMXCPO", cotizado en la Bolsa Mexicana de Valores del 25 de febrero de 2004 al 29 de julio de 2004, fecha en la cual dejaron de cotizar. Los títulos HYLSAMXCPO representaban acciones HYLSAMXB, que habían sido otorgadas como garantía a los bancos acreedores en la reestructuración de la deuda en 2002. Con el refinanciamiento de dicha deuda en 2004, se extinguió la garantía de las acciones, por lo que los títulos HYLSAMXCPO se convirtieron en acciones HYLSAMXB, dejando de existir los primeros.

Título: HYLSAMXCPO

Período	Precio Cierre	Precio Máximo[1]	Precio Mínimo[2]	Volumen Operado[3]
1T04	11.48	11.97	7.70	59,908
2T04	16.75	18.49	11.10	116,955
3T04	16.64	18.60	16.10	21,278

Finalmente se presenta el comportamiento de la acción "HYLSAMXL" que cotiza en la Bolsa Mexicana de Valores desde el 15 de julio de 2004.

Título: HYLSAMXL

Período	Precio Cierre	Precio Máximo[1]	Precio Mínimo[2]	Volumen Operado[3]
3T04	22.13	22.18	15.25	117,627
4T04	31.84	33.93	22.28	133,227
2004	**31.84**	**33.93**	**15.25**	**250,854**
1T05	35.35	38.23	27.74	97,208

Notas:

1. Representa el precio máximo alcanzado por el título en el período correspondiente.
2. Representa el precio mínimo alcanzado por el título en el período correspondiente.
3. En miles de acciones.


Hylsa
mex

Capítulo 6
Personas Responsables



San Nicolás de los Garza, N.L. a 29 de junio de 2005

Comisión Nacional Bancaria y de Valores
Presente.-

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ing. Alejandro M. Elizondo Barragán Director General	**Ing. Manuel Gutiérrez Espinoza** Director de Finanzas y Planeación	**Lic. Carlos Jiménez Barrera** Director Jurídico



San Nicolás de los Garza, N.L. a 29 de junio de 2005

Bolsa Mexicana de Valores, S.A. de C.V.
Presente.-

Los suscritos manifestamos bajo protesta de decir verdad que, en el ámbito de nuestras respectivas funciones, preparamos la información relativa a la emisora contenida en el presente reporte anual, la cual, a nuestro leal saber y entender, refleja razonablemente su situación. Asimismo, manifestamos que no tenemos conocimiento de información relevante que haya sido omitida o falseada en este reporte anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

Ing. Alejandro M. Elizondo Barragán Director General	**Ing. Manuel Gutiérrez Espinoza** Director de Finanzas y Planeación	**Lic. Carlos Jiménez Barrera** Director Jurídico



Al Consejo de Administración de
Hylsamex, S. A. de C. V.

Monterrey, N. L., 29 de junio de 2005

El suscrito manifiesta bajo protesta de decir verdad que los estados financieros de Hylsamex, S. A. de C. V. al 31 de diciembre de 2004 y 2003, que contiene el presente Reporte Anual fueron dictaminados de acuerdo con las normas de auditoría generalmente aceptadas. Asimismo, manifiesta que, dentro del alcance del trabajo realizado para dictaminar los estados financieros antes mencionados, no tiene conocimiento de información financiera relevante que haya sido omitida o falseada en este Reporte Anual o que el mismo contenga información que pudiera inducir a error a los inversionistas.

PricewaterhouseCoopers

C.P. Carlos Arreola Enríquez
Registro número 4787 en la
Administración General de Auditoría Fiscal Federal


Hylsa
mex

Capítulo 7
Estados Financieros Auditados
al 31 de Diciembre de 2004 y 2003

Hylsamex, S.A. de C.V. y Subsidiarias
(Subsidiaria de Alfa, S.A. de C.V.)

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
(subsidiarias de Alfa, S. A. de C. V.)

ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2004 Y 2003

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
(subsidiarias de Alfa, S. A. de C. V.)

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DE 2004 Y 2003

CONTENIDO

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

A los Accionistas de
Hylsamex, S. A. de C. V.

Monterrey, N. L., 24 de enero de 2005

Hemos examinado los estados consolidados de situación financiera de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2004 y 2003 y los estados consolidados de resultados, de variaciones en el capital contable y de cambios en la situación financiera que les son relativos por los años que terminaron en esas fechas. Dichos estados financieros son responsabilidad de la administración de la compañía. Nuestra responsabilidad consiste en expresar una opinión sobre los mismos con base en nuestras auditorías.

Nuestros exámenes fueron realizados de acuerdo con las normas de auditoría generalmente aceptadas, las cuales requieren que las auditorías sean planeadas y realizadas de tal manera que permitan obtener una seguridad razonable de que los estados financieros no contienen errores importantes, y de que están preparados de acuerdo con los principios de contabilidad generalmente aceptados. Una auditoría incluye el examen, a base de pruebas selectivas, de la evidencia que soporta las cifras y revelaciones de los estados financieros y la evaluación de los principios de contabilidad utilizados, de las estimaciones significativas efectuadas por la administración y de la presentación de los estados financieros tomados en su conjunto. Consideramos que nuestros exámenes proporcionan una base razonable para sustentar nuestra opinión.

En nuestra opinión, los estados financieros antes mencionados presentan razonablemente, en todos los aspectos importantes, la situación financiera de Hylsamex, S. A. de C. V. y subsidiarias al 31 de diciembre de 2004 y 2003 y los resultados de sus operaciones, las variaciones en su capital contable y los cambios en su situación financiera por los años que terminaron en esas fechas, de conformidad con los principios de contabilidad generalmente aceptados.

PricewaterhouseCoopers



C.P. Carlos Arreola Enríquez
Registro número 4787 en la
Administración General de Auditoría Fiscal Federal

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS
(subsidiarias de Alfa, S. A. de C. V.)

ESTADO CONSOLIDADO DE SITUACION FINANCIERA
AL 31 DE DICIEMBRE DE 2004 COMPARATIVO CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004

	2004	2003
Activo		
ACTIVO CIRCULANTE:		
Efectivo y valores de realización inmediata	$ 1,413	$ 1,009
Clientes	3,653	2,491
Otras cuentas por cobrar	830	763
Inventarios (Nota 4)	4,249	2,607
Otros activos (Nota 8)	13	75
Total activo circulante	10,158	6,945
INVERSION EN ACCIONES DE ASOCIADA (Notas 2.c y 5)	1,220	709
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 6)	20,722	21,571
CARGOS DIFERIDOS (Nota 2.g)	1,625	1,788
IMPUESTO SOBRE LA RENTA DIFERIDO (Nota 13)	64	67
OTRO ACTIVO (Notas 2.h y 9)	310	341
Total activo	$34,099	$31,421

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Pasivo y Capital Contable	2004	2003
PASIVO A CORTO PLAZO:		
Vencimientos en un año de la deuda a largo plazo (Nota 8)	$ 332	$ 770
Intereses acumulados por pagar	76	62
Cuentas y gastos acumulados por pagar	4,129	2,954
Total pasivo a corto plazo	4,537	3,786
PASIVO A LARGO PLAZO:		
Deuda a largo plazo (Nota 8)	7,159	12,219
Documentos por pagar a ALFA (Nota 3)		483
Impuesto sobre la renta diferido (Nota 13)	2,698	2,508
Estimación de remuneraciones al retiro (Nota 9)	1,151	1,377
Total pasivo a largo plazo	11,008	16,587
Total pasivo	15,545	20,373
CAPITAL CONTABLE (Nota 10):		
Interés mayoritario:		
Capital social nominal	6,538	4,975
Incremento por actualización	1,250	1,199
Capital contribuido	7,788	6,174
Capital ganado	8,721	2,908
Total interés mayoritario	16,509	9,082
Interés minoritario	2,045	1,966
Total capital contable	18,554	11,048
Total pasivo y capital contable	$34,099	$31,421

Ing. Alejandro M. Elizondo B.
Director General

Ing. Manuel Gutiérrez E.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE RESULTADOS
POR EL AÑO 2004 COMPARATIVO CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004

	2004	2003
Ventas netas	$26,760	$16,806
Costo de ventas	(17,942)	(14,815)
Utilidad bruta	8,818	1,991
Gastos de operación	(1,423)	(1,260)
Utilidad de operación	7,395	731
Resultado integral de financiamiento, neto (Nota 11)	(641)	(1,629)
	6,754	(898)
Otros gastos, neto (Nota 12)	(49)	(37)
Participación en resultados de asociadas (Nota 5)	781	315
Utilidad (pérdida) antes de las siguientes provisiones	7,486	(620)
Provisiones para (Nota 13):		
Impuestos sobre la renta y al activo	(895)	(222)
Participación de los trabajadores en las utilidades	(356)	(18)
Utilidad (pérdida) neta consolidada	$ 6,235	($ 860)
Utilidad neta del interés minoritario	$ 51	$ 18
Utilidad (pérdida) neta del interés mayoritario	$ 6,184	($ 878)
Utilidad (pérdida) por acción aplicable al interés mayoritario, en pesos (Nota 2.o)	$ 11.20	($ 1.73)

Las quince notas adjuntas forman parte integrante de estos estados financieros.



Ing. Alejandro M. Elizondo B.
Director General



Ing. Manuel Gutiérrez E.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE VARIACIONES EN EL CAPITAL CONTABLE
POR EL AÑO 2004 COMPARATIVO CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004

	Capital contribuido	Capital ganado						
	Capital social	Utilidades acumuladas	Exceso en la actualización del capital	Participación en el capital de subsidiarias y asociadas	Total	Total interés mayoritario	Interés minoritario	Total capital contable
Saldos al 31 de diciembre de 2002	$ 6,174	$10,255	$ 2,284	($ 8,891)	$ 3,648	$ 9,822	$ 1,939	$ 11,761
Variaciones en 2003:								
(Pérdida) utilidad neta del año		(693)		(185)	(878)	(878)	18	(860)
Efecto de conversión de entidades extranjeras (Nota 2.c)			(6)	(114)	(120)	(120)		(120)
Resultado por tenencia de activos no monetarios			(157)	415	258	258	41	299
(Pérdida) utilidad integral (Nota 2.p)		(693)	(163)	116	(740)	(740)	59	(681)
Efecto de actualización del capital preferente minoritario							(32)	(32)
Saldos al 31 de diciembre de 2003	6,174	9,562	2,121	(8,775)	2,908	9,082	1,966	11,048
Variaciones en 2004:								
Utilidad neta del año		957		5,227	6,184	6,184	51	6,235
Efecto de conversión de entidades extranjeras (Nota 2.c)			(4)	(70)	(74)	(74)		(74)
Resultado por tenencia de activos no monetarios		26	(342)	17	(299)	(299)	67	(232)
Dilución de control de asociadas		2			2	2		2
Utilidad (pérdida) integral (Nota 2.p)		985	(346)	5,174	5,813	5,813	118	5,931
Incremento de capital social (Nota 10)	1,614					1,614		1,614
Absorción de saldos deudores de capital en subsidiarias			(2,344)	2,344				
Efecto de actualización del capital preferente minoritario							(39)	(39)
Saldos al 31 de diciembre de 2004 (Nota 10)	$ 7,788	$10,547	($ 569)	($ 1,257)	$ 8,721	$ 16,509	$ 2,045	$ 18,554

Las quince notas adjuntas forman parte integrante de estos estados financieros.

Ing. Alejandro M. Elizondo B.
Director General

Ing. Manuel Gutiérrez E.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN LA SITUACION FINANCIERA POR EL AÑO 2004 COMPARATIVO CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004

	2004	2003
Operación		
Utilidad (pérdida) neta consolidada	$ 6,235	($ 860)
Partidas que no afectaron los recursos:		
Depreciación y amortización	1,427	1,437
Participación en resultados de asociadas	(781)	(315)
Impuesto sobre la renta diferido	1,008	(73)
Cancelación de activos por cierre de operaciones		54
Otras, neto	105	124
	7,994	367
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	(1,822)	(166)
Inventarios	(1,817)	11
Cuentas y gastos acumulados por pagar	1,195	205
Aportación al plan de pensiones (Nota 9)	(291)	
	(2,735)	50
Recursos generados por la operación	5,259	417
Financiamiento		
Préstamos recibidos	3,313	590
Pago de préstamos	(8,757)	(124)
(Disminución) aumento en financiamiento bancario	(5,444)	466
Incremento de capital social	1,614	
Efecto de actualización del capital preferente	(39)	(32)
Cuenta por pagar a largo plazo a ALFA	(483)	224
Recursos (aplicados a) generados por actividades de financiamiento	(4,352)	658
Inversión		
Inmuebles, maquinaria y equipo, neto	(539)	(611)
Otros, neto	38	(92)
Recursos aplicados a actividades de inversión	(501)	(703)
Aumento en efectivo y valores de realización inmediata	406	372
Efectivo y valores de realización inmediata de empresa desinvertida	(2)	
Efectivo y valores de realización inmediata al principio del año	1,009	637
Efectivo y valores de realización inmediata al final del año	$ 1,413	$ 1,009

Las quince notas adjuntas forman parte integrante de estos estados financieros.



Ing. Alejandro M. Elizondo B.
Director General



Ing. Manuel Gutiérrez E.
Director de Finanzas

HYLSAMEX, S. A. DE C. V. Y SUBSIDIARIAS

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE DICIEMBRE DE 2004 COMPARATIVOS CON 2003

Millones de pesos de poder adquisitivo del 31 de diciembre de 2004
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

En asamblea general extraordinaria de accionistas de ALFA celebrada el 4 de febrero de 2004, se aprobó realizar una reestructuración corporativa relevante consistente en la desinversión de HYLSAMEX a través de dos reducciones sucesivas e independientes del capital social y contable de ALFA mediante la entrega a sus accionistas de la totalidad de las acciones de HYLSAMEX propiedad de aquella, acordándose la primera reducción y resolviéndose instruir al Consejo de Administración para que durante el primer trimestre de 2005 convoque a una diversa asamblea general extraordinaria para conocer de la propuesta para formalizar la segunda reducción. La desinversión antes mencionada no tiene efecto alguno en los estados financieros consolidados de HYLSAMEX, quien dejará de ser subsidiaria de ALFA a partir de la fecha en que se concluya la desinversión de referencia.

Al 31 de diciembre las principales subsidiarias y asociada son:

	% de tenencia **(a)**	
	2004	2003
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) **(b)**	51	51
Peña Servicios, S. A. de C. V.	100	100

	% de tenencia (a)	
	2004	2003
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	100
Metal Building Solutions, S. A. de C. V.	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S. A.	100	100
Galvacer Servicios, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (Ferropción) **(c)**	100	100
Galvamet América Corp. **(d)**	100	
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) **(e)**	12	37
Siderúrgica del Orinoco, C. A. (Sidor)	60	60
Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

(c) A partir de junio de 2004 Ferropción dejó de operar; sus actividades serán llevadas a cabo por otras partes relacionadas.

(d) El 14 de septiembre de 2004 se constituyó Galvamet America Corp., cuya principal actividad consiste en la fabricación de paneles para la industria de la construcción.

(e) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor (ver Nota 5).

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de diciembre de 2004.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 112.550, 106.996 y 102.904 al 31 de diciembre de 2004, 2003 y 2002, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se expresan a su valor de mercado. Las diferencias entre el monto a la fecha de inversión y la del estado de situación financiera, se reconocen en resultados dentro del resultado integral de financiamiento.

b. Inventarios y costo de ventas (Nota 4)

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada (Nota 5)

Las acciones de empresas asociadas se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

d. Dilución en asociada (Nota 5)

El efecto de dilución en asociada (disminución en el porcentaje de control) se reconoce formando parte del capital contable, directamente en la cuenta de utilidades acumuladas, en el ejercicio en el cual ocurren las transacciones que originan dichos efectos. El efecto de dilución se determina al comparar el valor contable de la inversión en acciones con base en la participación antes del evento de dilución contra dicho valor contable considerando la participación después del evento mencionado.

e. Inmuebles, maquinaria, equipo y depreciación (Nota 6)

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

f. Deterioro en el valor de los activos de larga duración y su disposición

A partir del 1o. de enero de 2004 la Empresa adoptó las disposiciones normativas contenidas en el Boletín C-15 "Deterioro en el valor de los activos de larga duración y su disposición", emitido por el Instituto Mexicano de Contadores Públicos. Este boletín establece, entre otras cosas, los criterios generales que permiten la identificación, cálculo y, en su caso, registro de las pérdidas por deterioro o baja de valor de los activos de larga duración, tangibles e intangibles, incluyendo el crédito mercantil.

g. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos capitalizados de los yacimientos de mineral extraíble de las subsidiarias mineras, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos por colocación de deuda, los cuales están sujetos a amortización.

h. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro (véase Nota 9).

i. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

j. Transacciones en divisas y diferencias cambiarias (Nota 7)

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

k. Estimación de remuneraciones al retiro (Nota 9)

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

l. Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

m. Resultado integral de financiamiento (Nota 11)

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

n. Impuestos sobre la renta y al activo y participación de los trabajadores en las utilidades (Nota 13)

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

o. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

p. Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

3. SALDOS Y OPERACIONES CON PARTES RELACIONADAS

Los documentos por pagar a largo plazo a ALFA que se muestran en el estado consolidado de situación financiera al 31 de diciembre de 2003, corresponden a servicios corporativos acumulados por un importe de $483, los cuales fueron liquidados en diciembre de 2004 por HYLSAMEX, además de $86 por concepto de servicios prestados durante el año 2004.

Los estados consolidados de resultados incluyen cargos por transacciones con partes relacionadas por $333 y $461 por los años que terminaron el 31 de diciembre de 2004 y 2003, respectivamente, incluyendo de los servicios corporativos a que se hace referencia en el párrafo anterior. Los saldos que se muestran en el estado de situación financiera derivan de las operaciones antes mencionadas.

4. INVENTARIOS

Al 31 de diciembre las cifras de inventarios se integran como sigue:

	2004	2003
Productos terminados	$ 1,252	$ 718
Productos en proceso	603	374
Materias primas	1,541	644
Refacciones, herramientas y materiales	853	871
Costo estimado de reposición	$ 4,249	$ 2,607

5. INVERSION EN ACCIONES DE ASOCIADA

Al 31 de diciembre esta inversión se integra como sigue:

	2004	2003
Amazonia / Sidor	$ 1,215	$ 705
Otras inversiones menores	5	4
	$ 1,220	$ 709

En junio de 2003 se anunció la culminación de la reestructuración de la deuda de Amazonia / Sidor, asociadas de HYLSAMEX. De conformidad con los términos del acuerdo entre Amazonia / Sidor, un grupo de bancos acreedores y el Gobierno de Venezuela, la deuda total de Amazonia / Sidor se redujo de US$1,883 millones a US$791 millones. Además, otros US$45 millones adeudados por Sidor a organismos del gobierno venezolano se extendieron en su vencimiento cinco años adicionales.

Por su parte, HYLSAMEX capitalizó la cuenta por cobrar convertible en acciones por US$41 millones, vigente hasta la fecha en que se concluyó la reestructuración antes mencionada.

Adicionalmente se logró la cancelación total de las garantías otorgadas por HYLSAMEX y el resto de los socios de Amazonia, mismas que se substituyeron por una garantía en favor del gobierno de Venezuela y los acreedores bancarios de Sidor, consistente en los activos fijos y las acciones de ésta propiedad de Amazonia, así como las acciones de Amazonia misma.

Como parte del acuerdo de reestructuración, los socios de Amazonia contribuyeron una aportación de US$133.5 millones para capitalizar a Sidor. HYLSAMEX no participó en este proceso de capitalización y en virtud del "Acuerdo sobre el esquema de reestructura de Amazonia / Sidor y sus efectos sobre composición accionaria, garantías y gobierno", la Administración de HYLSAMEX decidió reconocer su dilución en Amazonia, que de una participación de 36.73% se disminuyó a 11.96%.

6. INMUEBLES, MAQUINARIA Y EQUIPO

El rubro consolidado comprende lo siguiente:

	2004	2003
Terrenos	$ 1,184	$ 1,183
Activos depreciables	40,543	40,642
Inversiones en proceso y otros activos	795	776
	42,522	42,601
Menos - Depreciación acumulada	21,800	21,030
Valor neto actualizado	$ 20,722	$ 21,571

La depreciación cargada a resultados representó tasas anuales promedio de 2.8% en 2004 y 2003.

Al 31 de diciembre de 2004, algunas subsidiarias de la Compañía tenían compromisos de compra de terrenos, maquinaria y equipo por aproximadamente US$15.1 millones, relativos a los programas de expansión y modernización de sus plantas productivas.

7. POSICION EN DIVISAS

Al 31 de diciembre de 2004 y 2003 el tipo de cambio fue de 11.26 y 11.23 pesos nominales por dólar americano, respectivamente. Al 24 de enero de 2005, fecha de emisión de estos estados financieros dictaminados, el tipo de cambio es de 11.25 pesos nominales por dólar.

Las cifras que se muestran a continuación están expresadas en millones de dólares, por ser la moneda extranjera de uso preponderante para las empresas:

	2004	2003
Activos monetarios	US$ 182	US$ 116
Pasivos a corto plazo	(128)	(111)
Pasivos a largo plazo	(636)	(1,075)
	(764)	(1,186)
Posición monetaria en divisas	(US$ 582)	(US$ 1,070)
Activos no monetarios	US$1,084	US$1,018

Los activos no monetarios (inventarios, maquinaria y equipo) que antes se mencionan, son aquellos cuya manufactura se realiza fuera de México y se expresan a su valor neto actualizado. También se incluye en este concepto la inversión en acciones en compañía asociada.

A continuación se resumen las cifras de las transacciones en divisas:

	2004	2003
Mercancías y servicios:		
Exportaciones	US$ 364	US$ 317
Importaciones	(322)	(243)
Gasto por intereses, neto	(65)	(75)
Importaciones de maquinaria y equipo	(9)	(9)

8. DEUDA A LARGO PLAZO

Al 31 de diciembre la deuda consolidada a largo plazo comprende lo siguiente:

	2004	2003	Tasa de interés (*) 2004
Préstamos en dólares:			
Eurobonos (a)	$ 3,379	$ 3,546	9.92%
Deuda porción A y B (b)		6,435	
Bancarios, garantizados con cuentas por cobrar y con los bienes adquiridos (c)	2,186	2,202	3.71%
Bancarios, sin garantía (d)	1,126		4.56%
Otros	10	17	4.91%
Préstamo en unidades de inversión			
Certificados bursátiles (e)	720	719	9.25%
Pagarés de mediano plazo (e)	70	70	8.75%
	7,491	12,989	
Vencimientos a corto plazo	(332)	(770)	
Deuda a largo plazo	$ 7,159	$ 12,219	

(*) Promedio ponderado de las tasas nominales vigentes al 31 de diciembre de 2004.

Al 31 de diciembre de 2004 los vencimientos de la deuda a largo plazo son como sigue:

2006	$ 814
2007	2,448
2008	1,517
2009	553
2010 a 2011	1,827
	$ 7,159

(a) Los eurobonos, por un monto total de US$300 millones, fueron colocados por HYLSA en el extranjero con vencimiento original en 2007 (Bonos 2007). Durante 2002 HYLSA intercambió US$161 millones de sus Bonos 2007 por bonos con vencimiento en 2010, que devengan una tasa del 10.5%. Bonos por US$139 millones no fueron intercambiados y vencerán en 2007 como originalmente fueron contratados y seguirán devengando intereses al 9.25%.

(b) La deuda a cargo de HYLSA e HYLSAMEX, reestructurada en sus vencimientos durante 2002, fue liquidada anticipadamente durante 2004 con excedentes de efectivo derivados de la recuperación de la industria del acero a nivel global y con los recursos obtenidos de la emisión de acciones en los mercados de capital a que se hace referencia en la Nota 10, el financiamiento obtenido por GALVAK citado en el inciso (c) y el crédito bancario que se menciona en el inciso (d).

(c) En julio de 2004 GALVAK obtuvo un nuevo financiamiento por US$175 millones, el cual fue utilizado para prepagar un financiamiento por US$119 millones y para otorgar un financiamiento a HYLSAMEX. Por el crédito de US$175 millones existen depósitos de efectivo (efectivo restringido), mismos que garantizan el servicio de la deuda contratada por GALVAK. Al 31 de diciembre de 2004 y 2003 estos depósitos ascendían a US$1.2 millones y US$6.3 millones, equivalentes a $13 y $75, respectivamente, y se incluyen en el rubro "Otros activos" en el estado consolidado de situación financiera.

(d) En septiembre de 2004 HYLSA obtuvo un nuevo financiamiento por US$100 millones de una línea de crédito de hasta US$160 millones, el cual fue utilizado para completar la liquidación anticipada de la deuda reestructurada a que se hace referencia en el inciso (b) anterior.

(e) Al 31 de diciembre de 2004 los Certificados bursátiles representan 203.7 millones de Unidades de Inversión equivalentes a US$63.9 millones y a $720. Los Certificados bursátiles mantienen una tasa de interés real de 9.25% y tienen sus vencimientos de principal 50% al 9 de marzo y 50% al 9 de septiembre de 2008. Los pagarés de mediano plazo representan 19.7 millones de Unidades de Inversión, equivalentes a US$6.2 millones y a $70. Los pagarés de mediano plazo mantienen una tasa de interés real de 8.75%, y tiene su vencimiento el 9 de marzo de 2007.

Los contratos vigentes contienen restricciones, principalmente en cuanto al cumplimiento de razones financieras, pago de dividendos, entrega de información financiera, etc., que de no cumplirse o remediarse en un plazo determinado a satisfacción de los bancos, podrían considerarse como causa de vencimiento anticipado. Al 31 de diciembre de 2004, la Compañía cumple satisfactoriamente con dichas restricciones y compromisos.

9. ESTIMACION DE REMUNERACIONES AL RETIRO

La valuación de las obligaciones laborales por planes de remuneraciones al retiro, formales e informales, cubre a todos los trabajadores y se basa principalmente en los años de servicio cumplidos por éstos, su edad actual y su remuneración a la fecha de retiro.

Los planes formales de remuneraciones al retiro cubren aproximadamente el 74% y 77% de los trabajadores de las empresas en 2004 y 2003, respectivamente y son congruentes y complementarios a los planes establecidos por el Instituto Mexicano del Seguro Social a este respecto. Adicionalmente, HYLSA tiene establecido un plan de gastos médicos para beneficio de su personal jubilado.

HYLSA modificó durante el año 2004 algunos de sus programas más importantes de retiro para transformarlos en esquemas de contribución definida. Por la estructura de diseño de estos nuevos planes, la reducción del pasivo laboral asociada al cambio, se reflejará en forma progresiva durante los próximos años.

HYLSA ha constituido fondos destinados al pago de remuneraciones al retiro y gastos médicos a través de fideicomisos irrevocables.

A continuación se resumen los principales conceptos financieros consolidados de dichas obligaciones:

	2004	2003
Obligación por beneficios actuales	$ 1,082	$ 1,083
Pasivo neto actual	$ 900	$ 1,050
Obligación por beneficios proyectados	$ 2,059	$ 1,967
Activos de los planes a valor de mercado (1)	(338)	(33)
Servicios anteriores no amortizados (pasivo de transición)	(814)	(931)
Variaciones en supuestos y ajustes por experiencia, neto	(66)	33
Pasivo neto proyectado	841	1,036
Pasivo adicional (activo intangible)	310	341
Estimación de remuneraciones al retiro	$ 1,151	$ 1,377
Costo neto del año	($ 229)	($ 226)
Componente de contribución definida	(12)	
	($ 241)	($ 226)

(1) En diciembre de 2004 HYLSA realizó una aportación al fondo de pensiones por un importe de $291.

El costo de los servicios anteriores (pasivo de transición), modificaciones a los planes, variaciones en supuestos y ajustes por experiencia, se amortizan mediante cargos a resultados por el método de línea recta, durante la vida laboral promedio remanente del personal que se espera reciba los beneficios, como sigue:

	2004	2003
Período de amortización:		
Pasivo de transición	9 años	11 años
Variaciones en supuestos y ajustes por experiencia no amortizados	14 años	15 años
Tasa ponderada de descuento (en términos reales)	5 %	5%
Rendimiento estimado a largo plazo de los activos de los planes (en términos reales)	7 %	6%

10. CAPITAL CONTABLE

En Asamblea General Extraordinaria de Accionistas celebrada el 25 de junio de 2004 los accionistas de HYLSAMEX aprobaron, entre otros, los siguientes acuerdos:

a. Aumentar el capital social de HYLSAMEX en su parte mínima fija no sujeta a retiro mediante la emisión de 180,000,000 de acciones Serie "L" de voto restringido, las cuales serán convertibles en acciones ordinarias con plenos derechos de voto de la Serie "B", actualmente en circulación, al término de un año contado a partir de la fecha de su primera cotización en la Bolsa Mexicana de Valores, S. A. de C. V. (BMV).

   Para tal efecto, se autorizó una oferta pública primaria en México a través de la BMV y simultáneamente una oferta en los Estados Unidos de América de conformidad con la Regla 144 A de la Ley de Valores de dicho país, así como entre otros mercados internacionales de valores en transacciones exentas de solicitudes de registro.

b. Las acciones que integran la Serie "L" sólo confieren derecho de asistir y votar en las asambleas especiales de dicha serie y en las asambleas generales extraordinarias de accionistas de la Sociedad que se reúnan para tratar asuntos sobre (i) transformación de la Sociedad, (ii) fusión con otra sociedad en carácter de fusionada y (iii) la cancelación de la inscripción de las acciones Serie "L" en las Secciones de Valores y Especial del Registro Nacional de Valores.

En julio de 2004 la Compañía concluyó la oferta pública primaria de suscripción de 101,162,048 acciones Serie "L" de voto restringido en el mercado nacional e internacional por un importe de $1,614, neto de las comisiones y otros gastos administrativos derivados de la colocación, el cual se muestra en el estado de variaciones en el capital contable por el año que terminó el 31 de diciembre de 2004. Las 78,837,952 acciones Serie "L" que no fueron suscritas y pagadas fueron canceladas en septiembre de 2004.

Al 31 de diciembre de 2004 las cifras actualizadas del capital contable se integran como sigue:

	Valor nominal	Actualización	Valor actualizado
Capital contribuido:			
Capital social	$ 6,538	$ 1,250	$ 7,788
Capital ganado:			
Utilidades acumuladas	1,527	8,890	10,417
Impuesto sobre la renta diferido	107	23	130
Insuficiencia en la actualización del capital		(565)	(565)
Efecto de conversión de entidades extranjeras		(4)	(4)
	1,634	8,344	9,978
Participación en el capital de subsidiarias y asociadas:			
Utilidades acumuladas (déficit)	3,303	(546)	2,757
Impuesto sobre la renta diferido	29	(44)	(15)
Insuficiencia en la actualización del capital		(3,929)	(3,929)
Efecto de conversión de entidades extranjeras		(70)	(70)
	3,332	(4,589)	(1,257)
	4,966	3,755	8,721
Total interés mayoritario	11,504	5,005	16,509
Interés minoritario	478	1,567	2,045
Capital contable consolidado	$11,982	$ 6,572	$18,554

Al 31 de diciembre de 2004 el capital social suscrito y pagado está representado por 506,340,463 acciones Serie "B" ordinarias, nominativas, de libre circulación y sin expresión de valor nominal y con plenos de derechos de voto y 101,162,048 acciones Serie "L" de voto restringido, nominativas, de libre circulación y sin expresión de valor nominal, con derechos de voto de la Serie "B" al término de un año contado a partir de la fecha de su primera cotización en la BMV. La parte variable del capital es ilimitada siendo la mínima fija sin derecho a retiro.

Los dividendos que se paguen de utilidades acumuladas que no hayan sido previamente gravadas con el impuesto sobre la renta, están sujetos al pago de dicho impuesto a cargo de la empresa, el cual podrá acreditarse contra el que resulte a su cargo sobre el resultado fiscal del ejercicio en que se paguen los dividendos y los dos ejercicios siguientes.

El exceso (insuficiencia) en la actualización del capital comprende principalmente el resultado acumulado por tenencia de activos no monetarios. Este resultado representa el importe diferencial entre la actualización específica de estos activos y su actualización con base en la inflación medida en términos del INPC.

11. RESULTADO INTEGRAL DE FINANCIAMIENTO

Esta partida se analiza como sigue:

	2004	2003
Gastos financieros	($ 1,027)	($ 1,162)
Productos financieros	71	88
Pérdida cambiaria, neto	(120)	(1,001)
Ganancia por posición monetaria	435	446
	($ 641)	($ 1,629)

12. OTROS GASTOS, NETO

El cargo neto a los resultados consolidados fue como sigue:

	2004	2003
Reserva para cancelación de inversión en Posven, asociada extranjera	($ 22)	($ 40)
Indemnizaciones y otros	(31)	(35)
Otros productos, neto	4	38
	($ 49)	($ 37)

13. IMPUESTOS SOBRE LA RENTA (ISR) Y AL ACTIVO (IMPAC) Y PARTICIPACION DE LOS TRABAJADORES EN LAS UTILIDADES (PTU)

El cargo neto a los resultados consolidados por concepto de ISR e IMPAC es como sigue:

	2004	2003
ISR:		
Causado	($ 436)	($ 38)
Diferido	(1,008)	73
Total ISR	(1,444)	35
Acreditamiento (provisión) de IMPAC	549	(257)
Cargo neto a los resultados consolidados	($ 895)	($ 222)

La conciliación entre las tasas obligatoria y efectiva del ISR se muestra a continuación:

	2004	2003
Utilidad (pérdida) antes de ISR y PTU	$ 7,486	($ 620)
Participación en los resultados de asociadas	(781)	(315)
	$ 6,705	($ 935)
ISR a la tasa obligatoria (33% y 34%, respectivamente)	($ 2,213)	$ 319
Más (menos) efecto de ISR sobre:		
Gastos no deducibles	(14)	(6)
Diferencias base resultado integral de financiamiento	74	12
Reversión (cancelación) de estimación por no recuperabilidad de pérdidas fiscales	402	(284)
Otras permanentes, neto	258	(6)
	(1,493)	35
Efecto por disminución de tasa para impuestos diferidos (1)	49	
ISR sobre (utilidad) pérdida del año	(1,444)	35
IMPAC cuyo derecho de acreditarse caducó en el año		(257)
Acreditamiento de IMPAC	549	
Cargo neto a los resultados consolidados	($ 895)	($ 222)
Tasa efectiva	14.0%	23.7%

Al 31 de diciembre las principales diferencias temporales sobre las que se reconoce ISR diferido se analizan como sigue:

	2004	2003
Inventarios	$ 3,885	$ 1,568
Inmuebles, maquinaria y equipo, neto	11,339	11,058
Cargos diferidos	1,284	1,377
Provisiones de pasivo	(1,215)	(1,336)
Pérdidas fiscales por amortizar	(388)	(2,000)
Otras, neto	(198)	(85)
	14,707	10,582
Tasa de ISR aplicable a diferencias temporales (1)	28%	32%
ISR diferido	4,118	3,386
IMPAC por recuperar	(1,484)	(945)
ISR diferido activo	64	67
ISR diferido pasivo, neto	$ 2,698	$ 2,508

(1) De acuerdo con las modificaciones a la Ley del Impuesto sobre la Renta que se publicaron el 1o. de diciembre de 2004, la tasa del ISR disminuirá para el año 2005 al 30% y se reducirá gradualmente en un 1% anual, hasta llegar al 28% en el año 2007. Este cambio originó una disminución de $49 en el ISR diferido por pagar registrado al 31 de diciembre de 2004, importe que se acreditó a los resultados del mismo ejercicio.

El ISR diferido registrado al 31 de diciembre, se aplicó a las siguientes cuentas:

	2004	2003
Saldo del año anterior	($ 3,386)	($ 3,138)
Resultados del año	(1,008)	73
Exceso en la actualización del capital	276	(321)
Total	($ 4,118)	($ 3,386)

La PTU se determina a la tasa del 10% sobre la utilidad gravable ajustada de acuerdo con lo establecido en la Ley del Impuesto sobre la Renta.

14. INFORMACION POR SEGMENTOS Y DISTRIBUCION GEOGRAFICA

La administración de la empresa evalúa sus operaciones en base a un solo segmento de negocios, el acero. Se tienen, sin embargo, los siguientes segmentos geográficos, los cuales fueron determinados en atención a la ubicación geográfica de los clientes:

	Ventas netas			
	2004	%	2003	%
México	$ 20,375	76.1	$ 13,013	77.4
Estados Unidos y Canadá	5,478	20.5	2,698	16.1
Otros	907	3.4	1,095	6.5
Total de ventas consolidadas	$ 26,760	100.0	$ 16,806	100.0

Todos los inmuebles, maquinaria y equipo propiedad de la Compañía que se incluyen en el estado consolidado de situación financiera se encuentran en México.

15. NUEVOS PRONUNCIAMIENTOS CONTABLES

A partir del 1o. de enero de 2005 entraron en vigor el Boletín B-7 "Adquisiciones de negocios", el Documento de adecuaciones al Boletín C-2 "Instrumentos financieros", el Boletín C-10 "Instrumentos financieros derivados y operaciones de cobertura" y el Boletín D-3 "Obligaciones laborales", todos emitidos por el IMCP.

A la fecha de emisión de estos estados financieros la administración de la Compañía está realizando un estudio para determinar el efecto que estos nuevos boletines tendrán en sus estados financieros a partir del 1o. de enero de 2005, y en su caso, reconocerá los efectos correspondientes.



Ing. Alejandro M. Elizondo B.
Director General



Ing. Manuel Gutiérrez E.
Director de Finanzas